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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122527

PROSPECTUS

Exchange Offer
for $195,000,000 9 5/8% Senior Notes due 2014
of

MATERIAL TERMS OF THE EXCHANGE OFFER

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  Expires at 5:00 p.m., New York City time, on March 15, 2005, unless extended.

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  The only conditions to completing the exchange offer are that the exchange offer not violate applicable law, regulation or interpretations of the staff of the Securities and Exchange Commission and no injunction, order or decree has been issued which would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer.

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  Notes may be tendered only in integral multiples of $1,000 principal amount. All old notes that are validly tendered and not validly withdrawn will be exchanged.

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  Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offer.

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  The terms of the registered notes to be issued in the exchange offer are substantially identical to the old notes that we issued on January 18, 2005, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the old notes that will not apply to the registered notes.

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  We will not receive any cash proceeds from the exchange offer.

        None of our affiliates, no broker-dealer that acquired old notes directly from us and no persons engaged in a distribution of registered notes may participate in the exchange offer. Any broker-dealer that acquired old notes as a result of market-making or other trading activities may participate in the exchange offer. Any such broker-dealer who receives registered notes for its own account in exchange for old notes acquired as a result of such activities must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the time of expiration, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such a resale. See "Plan of Distribution."

  Consider carefully the "Risk Factors" beginning on page 13 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 14, 2005

i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management. However, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

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  Factors impacting attendance, such as local conditions, events, disturbances and terrorist activities;

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  Accidents occurring at our parks;

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  Adverse weather conditions;

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  Competition with other theme parks and other recreational alternatives;

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  General economic conditions (including consumer spending patterns); and

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  Pending, threatened or future legal proceedings.

        The risks, uncertainties and contingencies discussed under "Risk Factors" in this prospectus could also cause our actual results, performance or achievements to differ materially. We caution the reader that these risks discussed in this prospectus may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. We cannot predict such risks nor can we assess the impact, if any, of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE ON COPYRIGHTS AND TRADEMARKS

        Bugs Bunny, Daffy Duck, Tweety Bird and Yosemite Sam are copyrights and trademarks of Warner Bros.© 2005, a division of Time Warner Entertainment Company, L.P. ("TWE"). Batman and Superman are copyrights and trademarks of DC Comics© 2005, a partnership between TWE and a subsidiary of Time Warner Inc. Yogi Bear, Scooby-Doo, and Flintstones are trademarks of Hanna-Barbera© 2005.

ii

SUMMARY

        The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) included or incorporated by reference in this prospectus. We refer to Six Flags, Inc. and its subsidiaries as "we" or "Six Flags," unless the context clearly indicates otherwise. References to "notes" means both the old notes and the registered notes, unless the context otherwise requires.

The Exchange Offer

        On January 18, 2005, we issued in a private placement $195.0 million in aggregate principal amount of our 9 5/8% Senior Notes due 2014, which we refer to as the "old notes." We refer to this private placement as the "original note offering." The old notes were issued as additional notes under an indenture, dated as of December 5, 2003, between us and The Bank of New York, as trustee, pursuant to which on December 5, 2003, we issued $325.0 million aggregate principal amount of our 9 5/8% Senior Notes due 2014. The registered notes offered by this prospectus, which we refer to as the "registered notes," and the notes previously issued under the indenture will be treated as a single class of securities under the indenture. Upon consummation of the exchange offer, the registered notes will have the same CUSIP number as the publicly registered notes previously issued under the indenture and will trade freely with them.

        We entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver to you this prospectus. You are entitled to exchange your old notes in the exchange offer for registered notes with substantially identical terms. Unless you are a broker-dealer or unable to participate in the exchange offer, we believe that the notes to be issued in the exchange offer may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933. You should read the discussions under the headings "The Exchange Offer" and "Description of Registered Notes" for further information regarding the registered notes.

The Company

General

        We are the largest regional theme park operator in the world. The 30 parks we operate had attendance of 33.5 million in 2004. These parks include 14 of the 50 most highly attended theme parks in North America and the largest paid admission theme park in Mexico. Our theme parks serve nine of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our parks.

        In 1998, we acquired the former Six Flags, which had operated regional theme parks under the Six Flags name for nearly forty years and established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, since the commencement of the 1998 season, we have rebranded nine of our parks as "Six Flags" parks.

        We hold exclusive long-term licenses for theme park usage in the United States (except the Las Vegas metropolitan area), Canada, Mexico and other countries of a number of Warner Bros. and DC Comics characters. These characters include Bugs Bunny, Daffy Duck, Tweety Bird, Yosemite Sam, Batman, Superman and others. In addition, our International license with Warner Bros. includes the Hanna-Barbera and Cartoon Network characters, including Yogi Bear, Scooby-Doo, Flintstones and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters and in theming for rides, attractions and retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

        Our parks are located in geographically diverse markets across North America. Our theme parks offer a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 1,150 rides, including over 150 roller coasters, making us the leading provider of "thrill rides" in the industry.

        We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to one of our Six Flags theme parks.

Strategy

        Our strategy for achieving continued growth includes pursuing growth at our existing parks and expanding our parks.

  Pursuing Growth At Our Existing Parks

        We believe there are substantial opportunities for growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

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  adding rides and attractions and improving overall park quality;

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  enhancing marketing and sponsorship programs;

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  adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks;

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  increasing group sales, season passes and other pre-sold tickets;

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  using ticket pricing strategies to maximize ticket revenues and park utilization;

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  adding and enhancing restaurants and merchandise and other revenue outlets; and

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  adding special events.

        Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses due to the relatively fixed nature of a large portion of these expenses during any given year. However, we cannot assure you that the implementation of these strategies will increase attendance or per capita spending.

  Expanding Our Parks

        We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities and water parks, in order to increase attendance and per capita spending. For example, we added a water park to Six Flags St. Louis for the 1999 season and to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. For the 2005 season we will be debuting a new water park at Six Flags Great America (located near Chicago). We own a significant amount of undeveloped land adjacent to several of our parks, which is suitable for development. We cannot assure you that the increased attendance or per capita spending, if any, that arises out of adding any particular complementary attraction will justify the costs of that expansion.

Recent Developments

  Amendment to Credit Agreement

        On November 5, 2004, we entered into an amendment to our Credit Agreement (as defined herein) pursuant to which we amended the covenants relating to the leverage ratio through 2006 and the fixed charge coverage ratio through 2007 in order to provide us with additional financial flexibility given the operating conditions we have been experiencing recently. In exchange for our lenders' consent to the amendment, we agreed to an increase of 0.25% in certain limited circumstances in the interest rates we are charged on our borrowings under the Credit Agreement. We also agreed to pay a 1% prepayment penalty if we refinance all or any portion of the term loans outstanding under our Credit Agreement prior to November 5, 2005. See "Description of Other Indebtedness and PIERS—Credit Agreement."

  Termination of Warner Bros. Movie World Madrid Relationship

        In November 2004, we entered into definitive termination and release agreements with respect to our involvement with Warner Bros. Movie World Madrid, a park in Madrid, Spain that we have managed since its opening in April 2002.

  Convertible Notes Offering

        In November 2004, we consummated the public offering (the "Convertible Notes Offering") of $299.0 million aggregate principal amount of our 4.50% Convertible Senior Notes due 2015 (the "Convertible Notes"). Except during specified non-convertibility periods, the Convertible Notes are convertible into our common stock at an initial conversion rate of 157.4803 shares of common stock for each $1,000 principal amount of notes, subject to adjustment, representing an initial conversion price of $6.35 per share. Upon conversion of the notes, we have the option to deliver common stock, cash or a combination of cash and common stock.

        Prior to December 30, 2004, the net proceeds from the Convertible Notes Offering were used to repurchase $44.3 million aggregate principal amount of our outstanding 9 1/2% Senior Notes due 2009 (the "2009 Notes") and $102.7 million aggregate principal amount of our outstanding 8 7/8% Senior Notes due 2010 (the "2010 Notes"). In addition, on December 30, 2004, we issued an irrevocable notice of partial optional redemption to holders of the 2009 Notes with respect to the redemption of $123.5 million aggregate principal amount of the 2009 Notes on February 1, 2005 with the remaining net proceeds from the Convertible Notes Offering.

  Original Note Offering

        In January 2005, we issued and sold $195.0 million aggregate principal amount of the old notes in the original note offering. The net proceeds from the original note offering will be used to fund the redemption of the remaining $181.2 million aggregate principal amount of outstanding 2009 Notes on February 7, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date. The old notes were issued as additional notes under an indenture, dated as of December 5, 2003, between us and The Bank of New York, as trustee, pursuant to which on December 5, 2003, we issued $325.0 million aggregate principal amount of our 9 5/8% Senior Notes due 2014. The registered notes offered by this prospectus and the old notes, as well as the notes previously issued under the indenture, will be treated as a single class of securities under the indenture. Upon consummation of the exchange offer, the registered notes will have the same CUSIP number as the publicly registered notes previously issued under the indenture and will trade freely with them.

Address

        Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500, and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

Summary of the Terms of the Exchange Offer

        The exchange offer relates to the exchange of up to $195,000,000 aggregate principal amount of old notes for an equal aggregate principal amount of registered notes. On January 18, 2005, we issued and sold $195,000,000 in aggregate principal amount of the old notes in a private placement. The form and terms of the registered notes are substantially the same as the form and terms of the old notes, except that the registered notes have been registered under the Securities Act of 1933 and will not bear legends restricting their transfer. We issued the old notes under an indenture which grants you a number of rights. The registered notes also will be issued under that indenture and you will have the same rights under the indenture as the holders of the old notes. See "Description of Registered Notes."

Registration Rights Agreement	Under the registration rights agreement, we are obligated to offer to exchange your old notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy that obligation. After the exchange offer is complete, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if you would not receive freely tradeable registered notes in the exchange offer or you are ineligible to participate in the exchange offer and indicate that you wish to have your old notes registered under the Securities Act. See "The Exchange Offer—Procedures for Tendering."
The Exchange Offer
We are offering to exchange $1,000 principal amount of 9 5/8% Senior Notes due 2014, which have been registered under the Securities Act, for each $1,000 principal amount of our unregistered 9 5/8% Senior Notes due 2014 issued in a private placement on January 18, 2005. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not validly withdrawn will be exchanged.
As of the date of this prospectus, there are $195,000,000 aggregate principal amount of old notes outstanding.
We will issue the registered notes promptly after the expiration of the exchange offer.
Resales of the Registered Notes
We believe that registered notes to be issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration provisions of the Securities Act if (but only if) you meet the following conditions:

(1) the registered notes received by you will be acquired in the ordinary course of your business;
(2) you are not engaged in, and do not intend to engage in, the distribution of the registered notes;
(3) you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes; and
(4) you are not an affiliate, as that term is defined in Rule 405 under the Securities Act, of ours.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us. The staff has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff would make a similar determination with respect to this exchange offer.

If you do not meet the above conditions, you may not participate in in the exchange offer or sell, transfer or otherwise dispose of any old notes unless (i) they have been registered for resale by you under the Securities Act and you deliver a "resale" prospectus meeting the requirements of the Securities Act or (ii) you sell, transfer or otherwise dispose of the registered notes in accordance with an applicable exemption from the registration requirements of the Securities Act.

Each broker-dealer that is issued registered notes in the exchange offer for its own account in exchange for old notes which were acquired by that broker-dealer as a result of market-making activities or other trading activities must agree to deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the registered notes. A broker-dealer may use this prospectus for an offer to resell or to otherwise transfer these registered notes.
Expiration Date.
The exchange offer will expire at 5:00 p.m., New York City time, on March 15, 2005, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not intend to extend it beyond March 29, 2005.

Conditions to the Exchange Offer
The only conditions to completing the exchange offer are that the exchange offer not violate any applicable law, regulation or applicable interpretation of the staff of the Securities and Exchange Commission and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See "The Exchange Offer—Conditions."
Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests
The old notes were issued as global notes in fully registered form without coupons. Beneficial interests in the old notes which are held by direct or indirect participants in The Depository Trust Company, or DTC, are shown on, and transfers of the notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you hold old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to The Bank of New York, as exchange agent, on or prior to the expiration of the exchange offer either:
• a written or facsimile copy of a properly completed and executed letter of transmittal and all other required documents to the address set forth on the cover page of the letter of transmittal; or

• a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal for your notes.
The exchange agent must also receive on or prior to the expiration of the exchange offer either:

• a timely confirmation of book-entry transfer of your old notes into the exchange agent's account at DTC in accordance with the procedure for book-entry transfers described in this prospectus under the heading "The Exchange Offer—Book-Entry Transfer," or

• the documents necessary for compliance with the guaranteed delivery procedures described below.

A letter of transmittal accompanies this prospectus. By executing the letter of transmittal or delivering a computer-generated message through DTC's Automated Tender Offer Program system, you will represent to us that, among other things:
• any registered notes received by you in the exchange offer will be acquired in the ordinary course of your business;
• you are not engaging in and do not intend to engage in a distribution of the registered notes;
• you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes; and
• you are not our affiliate, as that term is defined in Rule 405 under the Securities Act.
Procedures for Tendering Certificated Old Notes
If you are a holder of book-entry interests in the old notes, you are entitled to receive, in limited circumstances, in exchange for your book-entry interests, certificated notes which are in equal principal amounts to your book-entry interests. See "Description of Registered Notes—Form of Registered Notes." If you acquire certificated old notes prior to the expiration of the exchange offer, you must tender your certificated old notes in accordance with the procedures described in this prospectus under the heading "The Exchange Offer—Procedures for Tendering—Certificated Old Notes."
Special Procedures for Beneficial Owners
If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your old notes, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name your old notes are registered. The transfer of registered ownership may take considerable time. See "The Exchange Offer—Procedures for Tendering—Procedures Applicable to All Holders."

Guaranteed Delivery Procedures	If you wish to tender your old notes and:
(1) they are not immediately available;
(2) time will not permit your old notes or other required documents to reach the exchange agent before the expiration of the exchange offer; or
(3) you cannot complete the procedure for book-entry transfer on a timely basis, you may tender your old notes in accordance with the guaranteed delivery procedures set forth in "The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures."
Acceptance of Old Notes and Delivery of Registered Notes
Except under the circumstances described above under "Conditions to the Exchange Offer," we will accept for exchange any and all old notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The registered notes to be issued to you in the exchange offer will be delivered promptly following the expiration date. See "The Exchange Offer—Terms of the Exchange Offer."
Withdrawal
You may withdraw the tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date. We will return to you any old notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer.
Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.
Consequences of Failure to Exchange
If you do not participate in the exchange offer, upon completion of the exchange offer, the liquidity of the market for your old notes could be adversely affected. See "The Exchange Offer—Consequences of Failure to Exchange."
Federal Income Tax Consequences	The exchange of old notes will not be a taxable event for federal income tax purposes. See "Material U.S. Federal Income Tax Consequences."

Summary of the Terms of the Registered Notes

Issuer	Six Flags, Inc.
Offering
$195.0 million in aggregate principal amount of 9 5/8% Senior Notes due 2014. The old notes were offered as additional debt securities under an indenture pursuant to which, on December 5, 2003, we issued $325.0 million aggregate principal amount of our 9 5/8% Senior Notes due 2014. The registered notes offered by this prospectus and the notes previously issued under the indenture will be treated as a single class of securities under the indenture. Upon consummation of the exchange offer, the registered notes will have the same CUSIP number as the publicly registered notes previously issued under the indenture and will trade freely with them.
Maturity	June 1, 2014.
Interest payment dates	June 1 and December 1 of each year. The first interest payment will be made on June 1, 2005.
Ranking	The notes will be:
• general unsecured obligations of ours;
• equal in right of payment with all of our existing and future unsecured senior indebtedness;
• not guaranteed by our subsidiaries; and
• effectively subordinated to all indebtedness and liabilities, including trade payables, of our subsidiaries.

As of September 30, 2004, after giving effect to the Convertible Notes Offering and the use of proceeds therefrom, and the original note offering and the use of proceeds therefrom, we would have had approximately $1,489.3 million of senior indebtedness. In addition, our subsidiaries at that date had on a combined basis approximately $674.4 million of indebtedness, all of which is secured. In addition, as of September 30, 2004 an additional $380.3 million was available for borrowing under the Credit Agreement.
Optional redemption
At any time on or after June 1, 2009, we may redeem all or a part of the notes at the redemption prices specified in this prospectus under "Description of Notes—Optional Redemption," plus accrued and unpaid interest and additional interest, if any, to the date of redemption. At any time before June 1, 2007, we may redeem up to 35% of the notes at a redemption price of 109.625% of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of certain equity offerings and strategic equity investments in us, as long as at least 65% of the aggregate principal amount of the notes remains outstanding after the redemption.

Change of control	Following a change of control, we will be required to make an offer to purchase all of the notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest.
Certain covenants	We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability and the ability of our subsidiaries, with exceptions, to:
	•	pay dividends or make other restricted payments;
	•	incur additional debt or issue preferred stock;
	•	engage in sale and leaseback transactions;
	•	create or permit to exist certain liens;
	•	incur dividend or other payment restrictions affecting subsidiaries;
	•	consolidate, merge or transfer all or substantially all our assets;
	•	enter into transactions with affiliates;
	•	issue or sell equity interests in subsidiaries; and
	•	engage in certain business activities.
These covenants are subject to a number of important exceptions and qualifications.
Registration rights
In connection with the original note offering we agreed to offer to exchange the old notes for a new issue of identical debt securities registered under the Securities Act as evidence of the same underlying obligation of indebtedness. We also agreed to provide a shelf registration statement to cover resales of the old notes under certain circumstances. If we fail to satisfy these obligations, we have agreed to pay additional interest to holders of the old notes under specified circumstances.
Use of proceeds	We will not receive any cash proceeds upon the completion of the exchange offer.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

        The following summary historical financial data as of and for each of the years in the five-year period ended December 31, 2003 are derived from our audited financial statements. Our audited financial statements for the three-year period ended December 31, 2003 included herein and the following summary historical financial data for the five-year period ended on that date reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and the seven parks we owned in Europe, which we refer to in this prospectus as our "European parks," as discontinued operations. These parks were sold in April 2004. The summary historical financial data below as of and for each of the nine-month periods ended September 30, 2003 and September 30, 2004 are derived from our unaudited financial statements, which are included herein and also reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and our European parks as discontinued operations.

        We adopted Financial Accounting Standards Board Interpretation No. 46 ("FIN 46") in the fourth quarter of 2003. Under FIN 46, the results of Six Flags Over Georgia, Six Flags White Water Atlanta, Six Flags Over Texas and Six Flags Marine World were consolidated in our financial statements for the year ended December 31, 2003 and the nine-month period ended September 30, 2004 and will be consolidated in our financial statements for future periods. In addition, our financial statements for the years ended December 31, 2001 and 2002, the nine-month period ended September 30, 2003 and the following summary historical financial data for the years ended December 31, 1999 and 2000 have been reclassified to reflect the adoption of FIN 46 in order to enable meaningful year-to-year comparisons. Historical results for the year ended December 31, 1999 include the operations of Six Flags Mexico (formerly Reino Aventura), White Water Atlanta and Splashtown from the dates of their respective acquisitions in May 1999. Historical results for the year ended December 31, 2000 include the operations of Enchanted Village and Wild Waves from the date of their acquisition in December 2000. Historical results for the year ended December 31, 2001 include the operations of La Ronde from the date of its acquisition in May 2001. Historical results for the year ended December 31, 2002 include the operations of Jazzland (now Six Flags New Orleans) from the date of its acquisition on August 23, 2002.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except per share amounts and ratios)
Statement of Operations Data:
Revenue:
Theme park admissions	$564,256	$572,214	$596,462	$583,649	$572,152	$520,682	$499,922
Theme park food, merchandise and other	472,750	468,983	479,527	475,446	476,491	429,744	428,711

Total revenue	1,037,006	1,041,197	1,075,989	1,059,095	1,048,643	950,426	928,633

Operating costs and expenses:
Operating expenses	392,083	388,199	398,564	406,701	424,319	349,254	366,173
Selling, general and administrative	173,967	170,064	186,787	188,926	206,109	177,462	171,698
Noncash compensation (primarily selling, general and administrative)	12,725	12,584	8,616	9,256	101	76	482
Costs of products sold	101,244	95,252	86,723	85,942	83,938	75,978	79,061
Depreciation and amortization	156,976	179,412	189,845	137,881	145,453	106,453	111,289

Total operating costs and expenses	836,995	845,511	870,535	828,706	859,920	709,223	728,703

Income from operations	200,011	195,686	205,454	230,389	188,723	241,203	199,930

Other income (expense):
Interest expense, net	$(171,046)	$(226,866)	$(223,834)	$(228,109)	$(213,311)	$(159,193)	$(145,818)
Minority interest	(35,223)	(34,998)	(39,056)	(36,760)	(35,997)	(39,927)	(41,696)
Early repurchase of debt	(18,826)	—	(13,756)	(29,895)	(27,592)	(27,592)	(31,862)
Other income (expense)	(4,087)	(8,026)	(4,639)	(6,000)	(2,445)	(1,347)	(19,373)

Total other income (expense)	(229,182)	(269,890)	(281,285)	(300,764)	(279,345)	(228,059)	(238,749)

Income (loss) from continuing operations before income taxes	(29,171)	(74,204)	(75,831)	(70,375)	(90,622)	13,144	(38,819)
Income tax (expense) benefit	(10,753)	606	5,607	21,899	28,564	(8,899)	28,898

Income (loss) from continuing operations	(39,924)	(73,598)	(70,224)	(48,476)	(62,058)	4,245	(67,717)
Cumulative effect of a change in accounting principle	—	—	—	(61,054)	—	—	—
Discontinued operations, net of tax benefit of $4,572,000 in 2003, tax expense of $6,473,000 in 2002, tax benefit of $6,815,000 in 2001, tax benefit of $6,228,000 in 2000, tax benefit of $6,117,000 in 1999, tax benefit of $57,387,000 in 2004 nine month period and tax expense of $4,067,000 in 2003 nine month period	9,398	21,639	12,122	3,832	345	13,554	(287,561)

Net income (loss)	$(30,526)	$(51,959)	$(58,102)	$(105,698)	$(61,713)	$17,799	$(355,278)

Net income (loss) applicable to common stock	$(53,814)	$(75,247)	$(84,617)	$(127,668)	$(83,683)	$1,320	$(371,756)

Net income (loss) per average common share outstanding—basic and diluted:
Loss from continuing operations	$(0.81)	$(1.23)	$(1.09)	$(0.76)	$(0.90)	$(0.13)	$(0.90)
Cumulative effect of a change in accounting principle			—	(0.66)	—
Discontinued operations	0.12	0.27	0.14	0.04	—	0.14	(3.10)

Net income (loss)	$(0.69)	$(0.96)	$(0.95)	$(1.38)	$(0.90)	$0.01	$(4.00)

Weighted average number of common shares outstanding—basic and diluted	77,656	78,735	89,221	92,511	92,617	92,617	93,034

Ratio of earnings to fixed charges(1)	1.1x	0.8x	0.9x	1.0x	0.9x	1.5x	1.2x
	As of December 31,
						As of September 30, 2004
	1999	2000	2001	2002	2003
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$124,177	$44,794	$45,582	$31,307	$98,189	$177,459
Total assets	$4,309,196	$4,328,214	$4,370,872	$4,371,293	$4,682,771	$3,650,725
Total long-term debt (excluding current maturities)	$2,211,882	$2,324,358	$2,229,810	$2,305,221	$2,354,194	$2,104,460
Total debt	$2,215,792	$2,336,844	$2,268,239	$2,339,716	$2,373,205	$2,120,815
Mandatorily redeemable preferred stock (represented by the PIERS)	—	—	$278,867	$279,993	$281,119	$281,964
Stockholders' equity	$1,615,616	$1,544,987	$1,446,642	$1,359,692	$1,362,050	$934,244

(1)
See "Ratio of Earnings to Fixed Charges" for a detailed discussion of the Company's ratio of earnings to fixed charges.

RISK FACTORS

        An investment in the registered notes involves a high degree of risk. You should carefully consider each of the following risks and all other information set forth in this prospectus before deciding to participate in the exchange offer. The factors set forth below, however, are generally applicable to the old notes as well as the registered notes.

Risk Factors Relating to Our Business

Factors impacting attendance—local conditions, events, natural disasters, disturbances and terrorist activities—can adversely impact park attendance.

        Lower attendance may be caused by various local conditions, events, weather or natural disasters. Furthermore, we believe that general economic conditions may also adversely impact attendance figures at our parks, in that a challenging economic environment can disproportionately affect our target audience of low to middle income consumers who generally have relatively limited amounts of discretionary income.

        In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in a decrease in attendance at the affected parks. We work with local police authorities on security-related precautions to prevent these types of occurrences. We can make no assurance, however, that these precautions will be able to prevent any disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of these types of occurrences on our consolidated results.

        Our business and financial results were adversely impacted by the terrorist activities occurring in the United States on September 11, 2001. These activities resulted in a significant decrease in attendance at our parks during the four weekends immediately following September 11. In addition, terrorist alerts and threats of future terrorist activities may continue to adversely affect attendance at our parks. Since October 1, 2002, our property insurance policies (which include business interruption insurance) have not covered risks related to terrorist activities. We cannot predict what effect any further terrorist activities that may occur in the future may have on our business and results of operations.

We have a history of net losses and expect to continue to experience net losses. Consequently, we may not have the ability to implement our strategy for achieving growth and otherwise finance future operations.

        We have had a history of net losses and expect to continue to report net losses for the next several years. Out net losses are principally attributable to insufficient revenue to cover our relatively high percentage of fixed costs, the interest costs on our debt and our depreciation expense. We expect that these expenses will remain significant. We reported net losses of $30.5 million, $52.0 million, $58.1 million, $105.7 million and $61.7 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. We also reported net income of $17.8 million for the nine months ended September 30, 2003 and net loss of $355.3 million for the nine months ended September 30, 2004 (which included a $287.6 million loss from discontinued operations). Continued losses could reduce our cash available from operations to service our indebtedness, as well as limit our ability to implement our strategy for achieving growth and otherwise finance our operations in the future.

Risk of accidents—there is the risk of accidents occurring at our parks which may reduce attendance and negatively impact our operations.

        Almost all of our parks feature "thrill rides." Although we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks or at parks operated by our competitors may reduce attendance at our parks, causing a decrease in revenues. On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England, which we believe contributed to a decline in attendance and, as a result, adversely impacted performance at that park during the 2004 operating season.

        We maintain insurance of the type and in amounts that we believe is commercially reasonable and that is available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. For incidents occurring at our parks after November 15, 2003, our self-insured retention is generally $2.5 million per occurrence. For incidents at the parks during the twelve months prior to that date, the retention is $2.0 million per occurrence. For incidents during the twelve months ended November 15, 2002, the retention is $1.0 million per occurrence. For most prior incidents, our policies did not provide for a self-insured retention.

Adverse weather conditions—bad weather can adversely impact attendance at our parks.

        Because most of the attractions at our parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. Although we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results, we believe our 2003 and 2004 operating results were adversely affected by abnormally cold and wet weather in a number of our major U.S. markets.

Seasonality—our operations are seasonal.

        More than 85% of our annual park attendance occurs during the second and third quarters of each year. By comparison, most of our expenses for maintenance and costs of adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a sequential quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future.

Competition—the theme park industry competes with numerous entertainment alternatives.

        Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

Risks Related to the Notes

Substantial leverage—our high level of indebtedness and other obligations require that a significant part of our cash flow be used to pay interest and fund these other obligations.

        We have a high level of debt. As of September 30, 2004, together with our subsidiaries we had a combined total of approximately $2,120.8 million of indebtedness. After giving effect to the Convertible

Notes Offering and the use of proceeds therefrom, and the original note offering and the use of proceeds therefrom, our indebtedness, together with our subsidiaries, as of September 30, 2004, would have been approximately $2,163.7 million. In addition, as of September 30, 2004, an additional $380.3 million was available for borrowing under the Credit Agreement. Based on interest rates at September 30, 2004 for floating rate debt and after giving effect to the interest rate swaps, annual cash interest payments for 2004 on the debt outstanding at September 30 will aggregate approximately $175.4 million (excluding interest payable on the Convertible Notes and the notes, but including interest on the debt we retired and expect to retire with the net proceeds of the Convertible Notes Offering and of the original note offering). In addition, the annual dividend requirements on our outstanding preferred stock total approximately $20.8 million, which we can, at our option, pay either in cash or shares of our common stock. We are required to redeem all of our outstanding preferred stock on August 15, 2009 (to the extent not previously converted into shares of our common stock) for cash at 100% of the liquidation preference ($287.5 million), plus accrued and unpaid dividends.

        At September 30, 2004, we had approximately $177.5 million of unrestricted cash and cash equivalents and $380.3 million available for borrowing under the Credit Agreement, including the entire $300.0 million working capital revolver.

        In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas, which we refer to as the Partnership Parks:

  •
  We must make annual distributions to our partners in the Partnership Parks, which amounted to approximately $53.2 million in 2004 (of which we received $17.1 million as a result of our ownership interest in the parks in 2004) with similar amounts (adjusted for changes in cost of living) payable in future years.

  •
  We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures.

  •
  Each year, we must offer to purchase a specified maximum number of partnership units from our partners in the Partnership Parks, which in 2003 resulted in an aggregate payment by us of approximately $5.7 million. There were no purchases of units in 2004. The maximum number of units that we could be required to purchase in 2005 would result in an aggregate payment by us of approximately $215.5 million. The annual incremental unit purchase obligation (without taking into account accumulation from prior years) aggregates approximately $31.0 million for both parks based on current purchase prices. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions.

We expect to use cash flow from the operations at these parks to satisfy our annual distribution and capital expenditure obligations with respect to the Partnership Parks before we use any of our other funds. The two partnerships generated approximately $63.2 million of aggregate net cash provided by operating activities during 2003. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

        In December 2004, we guaranteed the payment of a $31.0 million construction term loan incurred by HWP Development LLC (a joint venture in which we own a 41% interest) for the purpose of financing the construction and development of a hotel and indoor water park project to be located adjacent to our Great Escape park near Lake George, New York. The guarantee will be released upon full payment and discharge of the loan, which matures on December 17, 2009. As security for the guarantee, we deposited $8.0 million in a cash collateral account.

        Although we are contractually committed to make approximately $25.0 million of capital expenditures at one park over the next several years, the vast majority of our capital expenditures in 2005 and beyond will be made on a discretionary basis. We plan on spending approximately

$130.0 million on capital expenditures for the 2005 season, adding a wide array of attractions at many of our parks.

        Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. These include:

  •
  We may not be able to satisfy all of our obligations, including, but not limited to, our obligations under the notes.

  •
  We could have difficulties obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, Partnership Park obligations, refinancings or other purposes.

  •
  We will have to use a significant part of our cash flow to make payments on our debt, including the notes, to pay the dividends on preferred stock (if we choose to pay them in cash) and to satisfy the other obligations set forth above, which will reduce the capital available for operations and expansion.

  •
  Adverse economic or industry conditions may have more of a negative impact on us.

        We cannot be sure that cash generated from our parks will be as high as we expect or that our expenses will not be higher than we expect. Because a large portion of our expenses are fixed in any given year, our operating cash flow margins are highly dependent on attendance levels and in-park spending.

        We expect to refinance all or some of our debt or secure new financing. We cannot be sure that we will be able to obtain the refinancing or new financing on reasonable terms or at all. We have agreed in our Credit Agreement and the indentures covering our outstanding notes to limit the amount of additional debt we will incur.

        Due to the seasonal nature of our business, we are largely dependent upon the $300.0 million working capital revolving credit facility under the Credit Agreement to fund off-season expenses. Our ability to borrow under the working capital revolving credit facility is dependent upon compliance with certain conditions, including satisfying certain financial ratios and the absence of any material adverse change. Although we are currently in compliance with all of these conditions, on November 5, 2004, we entered into an amendment to the Credit Agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. If we were to become unable to borrow under the facility, we would likely be unable to pay our off-season obligations in full and may be unable to meet our repurchase obligations (if any) in respect of repurchases of partnership units in the Partnership Parks.

        If we breach any of the covenants contained in our Credit Agreement or the indentures governing our senior notes, the principal and accrued interest on the applicable debt would become due and payable. In addition, that default could constitute a cross-default under the instruments governing all of our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on the value of the notes and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

Holding company structure—access to cash flow of some of our subsidiaries is limited, and the notes will be effectively subordinated to the debt of our subsidiaries.

        We are a holding company whose primary assets consist of shares of stock or other equity interests in our subsidiaries, and we conduct substantially all of our current operations through our subsidiaries.

Almost all of our income is derived from our subsidiaries. The notes will be solely the obligations of our company and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the notes. Accordingly, we will be dependent on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on, and other payments in respect of, the notes.

        Other than our holdings in the Partnership Parks, all of our current operations are conducted by subsidiaries of Six Flags Operations, our principal direct wholly-owned subsidiary. We may, in the future, transfer other assets to Six Flags Operations or other entities owned by us. Our Credit Agreement limits the ability of Six Flags Operations to pay dividends or make other distributions to us. Under our Credit Agreement, Six Flags Operations is permitted to pay dividends to us from cash generated by operations of up to $75.0 million (of which $8.9 million has been dividended as of the date of this prospectus and $66.1 million remains available) in order to enable us to pay amounts in respect of any refinancing or repayment of debt under the indentures governing our outstanding notes. Additional cash distributions to us by Six Flags Operations and its subsidiaries generally are limited to an amount equal to the sum of:

  •
  cash interest payments on the notes issued under our indentures, including these notes;

  •
  payments we are required to make under our agreements with our partners at the Partnership Parks; and

  •
  cash dividends on our outstanding preferred stock.

These provisions would not permit Six Flags Operations and its subsidiaries to distribute cash to us (other than the remaining $66.1 million of permitted dividends referred to above) to fund payments for repurchases upon a fundamental change or delivery of cash upon conversion. Six Flags Operations may not make cash distributions to us unless it is in compliance with the financial and other covenants set forth in the Credit Agreement and it is not otherwise in default thereunder.

        Based on interest rates at September 30, 2004 for floating rate debt and after giving effect to the interest rate swaps, annual cash interest payments for 2004 on the debt outstanding at September 30 will aggregate approximately $175.4 million (excluding interest payable on the Convertible Notes and the notes, but including interest on the debt we retired and expect to retire with the net proceeds of the Convertible Notes Offering and of the original note offering). In addition, the annual dividend requirements on our outstanding preferred stock total approximately $20.8 million, which we can, at our option, pay either in cash or shares of our common stock.

        Claims of holders of our debt securities, including the notes, will be effectively subordinated to indebtedness and other obligations of our subsidiaries, which were approximately $849.9 million at September 30, 2004 (excluding intercompany debt and deferred income taxes), as follows:

  •
  indebtedness under the Credit Agreement (which totalled $653.3 million at September 30, 2004), which is guaranteed by us and secured by our assets (other than our interests in the Partnership Parks) and guaranteed by our domestic subsidiaries and secured by their assets and under which an additional $380.3 million was available for borrowing under the Credit Agreement as of September 30, 2004; and

  •
  other obligations of our subsidiaries.

        The notes are not guaranteed by our subsidiaries. Creditors of a subsidiary are entitled to be paid amounts due them before assets of the subsidiary become available for creditors of its parent. Therefore, even liabilities which are not senior indebtedness of our subsidiaries will, in effect, be prior in right of payment to the notes with regard to the assets of those subsidiaries. This can substantially reduce the portion of our consolidated assets which is available for payment of the notes. Consequently, in the event of any insolvency, liquidation, reorganization, dissolution or other winding up of our subsidiaries, the ability of our creditors, including holders of these notes, to be repaid will be subject to the prior claims of those entities' creditors, including trade creditors.

Restrictive covenants—our financial and operating activities are limited by restrictions contained in the terms of our financings.

        The terms governing our and our subsidiaries' indebtedness, including the indenture governing the notes, impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain types of transactions, including the following:

  •
  incurring additional indebtedness;

  •
  creating liens on our assets;

  •
  paying dividends;

  •
  selling assets;

  •
  engaging in mergers or acquisitions; and

  •
  making investments.

        Our failure to comply with the terms and covenants in our and our subsidiaries' indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing almost all of our indebtedness, including the notes, contain cross-default provisions so that a default under any of our indebtedness will be considered a default under all of our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on the value of the notes and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

        Further, under the Credit Agreement, Six Flags Operations and its subsidiaries are required to comply with specified financial ratios and tests, including those related to:

  •
  interest expense;

  •
  fixed charges;

  •
  debt service; and

  •
  total debt.

Although we are currently in compliance with all of these financial covenants and restrictions, on November 5, 2004, we entered into an amendment to the Credit Agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

Change of control—we may not be permitted or have the ability to purchase the notes upon a change of control as required by the indenture.

        Our ability to repurchase notes in connection with a change of control may be limited by a number of factors. The occurrence of a number of events that constitute a change of control would constitute a default under the Credit Agreement. In that event, borrowings under the Credit Agreement must be repaid in full before any cash distribution may be made to us to fund our repurchase obligations under the indenture related to the notes and the other Six Flags indentures. Also, a number of events that may constitute a change of control under the Credit Agreement and cause a default under that agreement may not constitute a change of control under the indenture related to the notes. Our and our subsidiaries' existing and future indebtedness may also prohibit events that would constitute a change of control or require the indebtedness to be repurchased upon a change of control. In addition, upon the occurrence of a change of control under the indenture governing the notes or the other Six Flags indentures, or the occurrence of a fundamental change under the indenture governing the Convertible Notes, holders of such notes may require us to repurchase for cash all or part of their notes. A "fundamental change" under the indenture governing the Convertible Notes includes those events that constitute a change of control under the indenture governing the notes and the other Six Flags indentures or the termination of trading in our common stock. Our failure to make a change of control offer when required or to purchase tendered notes when tendered would constitute an event of default under the indenture related to the notes, which would, in turn, constitute a default under substantially all of our and our subsidiaries' indebtedness.

THE EXCHANGE OFFER

Purpose and Effect

        We issued the old notes on January 18, 2005 in a transaction exempt from registration under the Securities Act. In connection with the original issuance, we entered into the registration rights agreement. The registration rights agreement requires that we file a registration statement under the Securities Act with respect to the registered notes to be issued in the exchange offer and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of registered notes. Except as set forth below, these registered notes will be issued without a restrictive legend and, we believe, may be reoffered and resold by you without registration under the Securities Act. After we complete the exchange offer, our obligations with respect to the registration of the old notes and the registered notes will terminate, except as provided in the last paragraph of this section. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. Notwithstanding anything to the contrary set forth in this prospectus, this exchange offer is not being made to you, and you may not participate in the exchange offer, if (a) you are our "affiliate" within the meaning of Rule 405 of the Securities Act or (b) you are a broker-dealer that acquired old notes directly from us. As a result of the filing and the effectiveness of the registration statement, assuming we complete the exchange offer within 30 business days of the date that the registration statement is declared effective, we will not be required to pay any liquidated damages.

        Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties unrelated to us, we believe that registered notes to be issued to you in the exchange offer may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act, unless you are a broker-dealer that receives registered notes in exchange for old notes acquired by you as a result of market-making activities or other trading activities. This interpretation, however, is based on your representation to us that:

          (1)  any registered notes received by you in the exchange offer will be acquired in the ordinary course of your business;

          (2)  you are not engaged in, and do not intend to engage in, the distribution of the registered notes; and

          (3)  you have no arrangements or understandings with any person to participate in the distribution of the registered notes.

        If you have any of the disqualifications described above or cannot make each of the representations set forth above, you may not rely on the interpretations by the staff of the Commission referred to above. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a sale, transfer or other disposition of any notes unless you are able to utilize an applicable exemption from all of those requirements. In addition, each broker-dealer that receives registered notes in the exchange offer for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those registered notes. See "Plan of Distribution."

        If you will not receive freely tradeable registered notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing additional necessary information, to have your old notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. If we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of 180 days from the date the shelf registration statement is declared effective by the

Commission or a shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See "—Procedures for Tendering" below.

Consequences of Failure to Exchange

        After we complete the exchange offer, if you have not tendered your old notes, you will not have any further registration rights, except as set forth above. Your old notes will continue to be subject to restrictions on transfer. Therefore, the liquidity of the market for your old notes could be adversely affected upon completion of the exchange offer if you do not participate in the exchange offer.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of registered notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 principal amount.

        The form and terms of the registered notes are substantially the same as the form and terms of the old notes, except that the registered notes to be issued in the exchange offer have been registered under the Securities Act and will not bear legends restricting their transfer. The registered notes will be issued pursuant to, and entitled to the benefits of, the indenture. The indenture also governs the old notes. The registered notes and the old notes will be deemed a single issue of notes under the indenture.

        As of the date of this prospectus, $195,000,000 in aggregate principal amount of old notes were outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the old notes. You do not have any appraisal or dissenters' rights in connection with the exchange offer under the General Corporation Law of the State of Delaware or the indenture. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated under the Exchange Act.

        We will be deemed to have accepted validly tendered outstanding notes when, as, and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as our agent for the tendering holders for the purpose of receiving the registered notes from us. If we do not accept any tendered notes because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return certificates for any unaccepted old notes, without expense, to the tendering holder as promptly as practicable after the expiration date.

        You will not be required to pay brokerage commissions or fees or, except as set forth below under "—Transfer Taxes," transfer taxes with respect to the exchange of your old notes in the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See "—Fees and Expenses" below.

Expiration Date; Amendments

        The exchange offer will expire at 5:00 p.m., New York City time, on March 15, 2005, unless we determine, in our sole discretion, to extend the exchange offer, in which case, it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not intend to extend it beyond March 29, 2005. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

        We also reserve the right, in our sole discretion,

          (1)  subject to applicable law, to extend the exchange offer and delay accepting any old notes or, if any of the conditions set forth below under "—Conditions" have not been satisfied or waived, to terminate the exchange offer by giving oral or written notice of the delay or termination to the exchange agent, or

          (2)  to amend the terms of the exchange offer in any manner, by complying with Rule 14e-l(d) under the Exchange Act to the extent that rule applies. If we make any material amendment to the terms of the exchange offer or waive any material condition, we will keep the exchange offer open for at least five business days after we notify you of such change or waiver. If we make a material change to the terms of the exchange offer, it may be necessary for us to provide you with an amendment to this prospectus reflecting that change. We may only delay, terminate or amend the offer prior to its expiration.

        We acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to return the old notes surrendered for exchange promptly after the termination or withdrawal of the exchange offer. We will notify you as promptly as we can of any extension, termination or amendment.

Procedures for Tendering

  Book-Entry Interests

        The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

        If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

          (1)  a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

          (2)  a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

        In addition, in order to deliver old notes held in the form of book-entry interests:

          (1)  a timely confirmation of book-entry transfer of the notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described below under "—Book-Entry Transfer" must be received by the exchange agent prior to the expiration date; or

          (2)  you must comply with the guaranteed delivery procedures described below.

        The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

  Certificated Old Notes

        Only registered holders of certificated old notes may tender those notes in the exchange offer. If your old notes are certificated notes and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent, on or prior to the expiration date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under "—Exchange Agent." In addition, in order to validly tender your certificated old notes:

          (1)  the certificates representing your old notes must be received by the exchange agent prior to the expiration date or

          (2)  you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

        If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        If your old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

          (1)  old notes tendered in the exchange offer are tendered either

            (A)  by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or

            (B)  for the account of an eligible institution; and

          (2)  the box entitled "Special Registration Instructions" on the letter of transmittal has not been completed.

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

        If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.

        If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

        We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

        You must cure any defects or irregularities in connection with tenders of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

          (1)  you improperly tender your old notes;

          (2)  you have not cured any defects or irregularities in your tender; and

          (3)  we have not waived those defects, irregularities or improper tender.

        The exchange agent will return your notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

        In addition, we reserve the right in our sole discretion to:

          (1)  purchase or make offers for, or offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;

          (2)  terminate the exchange offer; and

          (3)  to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

        The terms of any of these purchases or offers could differ from the terms of the exchange offer.

        By tendering, you will represent to us that, among other things:

          (1)  any registered notes received by you will be acquired in the ordinary course of your business,

          (2)  you are not engaged in, and do not intend to engage in, the distribution of the registered notes,

          (3)  you have no arrangements or understandings with any person to participate in the distribution of the registered notes,

          (4)  you are not our "affiliate," as that term is defined under Rule 405 of the Securities Act, and

          (5)  if you are a broker-dealer, you will receive registered notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and not directly from us and you will comply with the prospectus delivery requirements of the Securities Act.

        In all cases, issuance of registered notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes, tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC promptly after the expiration or termination of the exchange offer.

  Guaranteed Delivery Procedures

        If you desire to tender your old notes and your old notes are not immediately available, time will not permit your old notes or other required documents to reach the exchange agent before the time of expiration or you cannot complete the procedure for book-entry transfer on a timely basis, you may tender if:

          (1)  you tender through an eligible financial institution;

          (2)  on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

          (3)  the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

        The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

          (1)  your name and address;

          (2)  the amount of old notes you are tendering; and

          (3)  a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

            (A)  the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

            (B)  a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

            (C)  any other documents required by the letter of transmittal.

Book-Entry Transfer

        The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the exchange agent at DTC for the exchange offer. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent's account at DTC in accordance with DTC's procedures for transfer.

        If one of the following situations occur:

          (1)  you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the exchange agent's account at DTC; or

          (2)  you cannot deliver all other documents required by the letter of transmittal to the exchange agent prior to the expiration date,

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

Withdrawal Rights

        You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "—Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

        The notice of withdrawal must:

          (1)  state your name;

          (2)  identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amount of withdrawn notes;

          (3)  be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

          (4)  specify the name in which the old notes are to be registered, if different from yours.

        We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "—Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

        Notwithstanding any other provision of the exchange offer and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or to issue registered notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of any old notes for exchange any of the following events occur:

          (1)  any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or

          (2)  the exchange offer violates any applicable law or any applicable interpretation of the staff of the Commission.

        These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time (in the case of any condition involving governmental approvals necessary to the consummation of the exchange offer) and at any time prior to the time of expiration (in the case of all other conditions).

        In addition, we will not accept for exchange any old notes tendered, and no registered notes will be issued in exchange for any of those old notes, if at the time the notes are tendered any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939.

        In addition, we will not accept for exchange any old notes tendered, and no registered notes will be issued in exchange for any of those old notes, if at the time the notes are tendered any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

        The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

Exchange Agent

        We have appointed The Bank of New York as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail:
The Bank of New York
Attention: Corporate Trust Department — Reorganization Unit
101 Barclay Street—7E
New York, NY 10286

By Hand or by Overnight Courier:

The Bank of New York
Attention: Corporate Trust Department — Reorganization Unit
101 Barclay Street—7E
New York, NY 10286

By Facsimile: (212) 298-1915	By Telephone: (212) 815-5788
Attention: William Buckley

        The exchange agent also acts as trustee under the indenture.

Fees and Expenses

        We will not pay brokers, dealers, or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made in person or by telephone by our officers and employees.

        We will pay the estimated cash expenses to be incurred in connection with the exchange offer. These are estimated in the aggregate to be approximately $25,000 which includes fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

        You will not be obligated to pay any transfer taxes in connection with a tender of your old notes for exchange unless you instruct us to register registered notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

        We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the cost of the exchange offer over the term of the registered notes under accounting principles generally accepted in the United States of America.

Participating Broker-Dealers

        Each broker-dealer that receives registered notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See "Plan of Distribution."

CAPITALIZATION

        The following table sets forth as of September 30, 2004:

  •
  our actual capitalization; and

  •
  our capitalization after giving effect to the consummation of the Convertible Notes Offering and the use of the net proceeds therefrom, and the consummation of the original note offering and the use of the net proceeds therefrom.

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	September 30, 2004
	Actual	As Adjusted(4)
	(unaudited)
	(in thousands, except share amounts and par values)
Cash and cash equivalents	$177,459	$177,459

Current maturities of long-term debt(1)	$16,355	$16,355

Long-term debt (excluding current maturities):
Six Flags Credit Facility(1)	$646,813	$646,813
Six Flags 4 1/2% convertible senior notes due 2015	—	299,000
Six Flags 9 5/8% senior notes due 2014	308,650	502,675
Six Flags 9 3/4% senior notes due 2013	388,000	388,000
Six Flags 8 7/8% senior notes due 2010	402,044	299,588
Six Flags 9 1/2% senior notes due 2009	347,703	—
Other	11,250	11,250

Total long-term debt	2,104,460	2,147,326

7 1/4% Mandatorily redeemable preferred stock, $1.00 par value per share (represented by the PIERS) (115,000 shares authorized and 115,000 shares outstanding)(2)	281,964	281,964

Stockholders' equity:
Preferred stock, $1.00 par value per share (4,885,000 shares authorized and no shares outstanding) (excludes the 7 1/4% mandatorily redeemable preferred stock (represented by the PIERS) shown above)	—	—
Common stock, $0.025 par value per share (150,000,000 shares authorized and 93,041,528 shares outstanding)	2,326	2,326
Capital in excess of par value	1,750,741	1,750,741
Accumulated deficit(3)	(794,112)	(818,207)
Deferred compensation	(2,844)	(2,844)
Accumulated other comprehensive income (loss)	(21,867)	(21,867)

Total stockholders' equity	934,244	910,149

Total capitalization	$3,320,668	$3,339,439

(1)
Includes $653.3 million outstanding under the $655.0 million term loan. As of September 30, 2004, the revolving credit facilities had been repaid in full.

(2)
The PIERS are mandatorily redeemable on August 15, 2009 (to the extent not previously converted into shares of our common stock) for cash at 100% of the liquidation preference, plus accrued and unpaid dividends.

(3)
Includes an estimated loss of $24.1 million due to the repurchase and early redemption of all of our 2009 Notes with all of the net proceeds from the original note offering and a portion of the net proceeds from the Convertible Notes Offering and the repurchase of $102.7 million aggregate principal amount of our 2010 Notes with a portion of the net proceeds from the Convertible Notes Offering. See note (4) below.

(4)
Prior to December 30, 2004, the net proceeds from the Convertible Notes Offering were used to repurchase $102.7 million aggregate principal amount of the 2010 Notes and $44.3 million aggregate principal amount of the 2009 Notes. In addition, on December 30, 2004, $123.5 million aggregate principal amount of the 2009 Notes were called for redemption on February 1, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date, with the remaining net proceeds from the Convertible Notes Offering. The net proceeds from the original note offering will be used to redeem the remaining $181.2 million aggregate principal amount of outstanding 2009 Notes on February 7, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date.

SELECTED HISTORICAL FINANCIAL DATA

        The following selected historical financial data as of and for each of the years in the five-year period ended December 31, 2003 are derived from our audited financial statements. Our audited financial statements for the three-year period ended December 31, 2003 included herein and the following selected historical financial data for the five-year period ended on that date reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and our European parks as discontinued operations. The selected historical financial data below as of and for each of the nine-month periods ended September 30, 2003 and September 30, 2004 are derived from our unaudited financial statements, which are included herein and reflect the effects of our reclassification of the assets, liabilities and results of Six Flags Worlds of Adventure and our European parks as discontinued operations.

        We adopted Financial Accounting Standards Board Interpretation No. 46 ("FIN 46") in the fourth quarter of 2003. Under FIN 46, the results of Six Flags Over Georgia, Six Flags White Water Atlanta, Six Flags Over Texas and Six Flags Marine World were consolidated in our financial statements for the year ended December 31, 2003 and the nine-month period ended September 30, 2004 and will be consolidated in our financial statements for future periods. In addition, our financial statements for the years ended December 31, 2001 and 2002, the nine-month period ended September 30, 2003 and the following selected historical financial data for the years ended December 31, 1999 and 2000 have been reclassified to reflect the adoption of FIN 46 in order to enable meaningful year-to-year comparisons. Historical results for the year ended December 31, 1999 include the operations of Six Flags Mexico (formerly Reino Aventura), White Water Atlanta and Splashtown from the dates of their respective acquisitions in May 1999. Historical results for the year ended December 31, 2000 include the operations of Enchanted Village and Wild Waves from the date of their acquisition in December 2000. Historical results for the year ended December 31, 2001 include the operations of La Ronde from the date of its acquisition in May 2001. Historical results for the year ended December 31, 2002 include the operations of Jazzland (now Six Flags New Orleans) from the date of its acquisition on August 23, 2002.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Theme park admissions	$564,256	$572,214	$596,462	$583,649	$572,152	$520,682	$499,922
Theme park food, merchandise and other	472,750	468,983	479,527	475,446	476,491	429,744	428,711

Total revenue	1,037,006	1,041,197	1,075,989	1,059,095	1,048,643	950,426	928,633

Operating costs and expenses:
Operating expenses	392,083	388,199	398,564	406,701	424,319	349,254	366,173
Selling, general and administrative	173,967	170,064	186,787	188,926	206,109	177,462	171,698
Noncash compensation (primarily selling, general and administrative)	12,725	12,584	8,616	9,256	101	76	482
Costs of products sold	101,244	95,252	86,723	85,942	83,938	75,978	79,061
Depreciation and amortization	156,976	179,412	189,845	137,881	145,453	106,453	111,289

Total operating costs and expenses	836,995	845,511	870,535	828,706	859,920	709,223	728,703

Income from operations	200,011	195,686	205,454	230,389	188,723	241,203	199,930

Other income (expense):
Interest expense, net	(171,046)	(226,866)	(223,834)	(228,109)	(213,311)	(159,193)	(145,818)
Minority interest	(35,223)	(34,998)	(39,056)	(36,760)	(35,997)	(39,927)	(41,696)
Early repurchase of debt	(18,826)	—	(13,756)	(29,895)	(27,592)	(27,592)	(31,862)
Other income (expense)	(4,087)	(8,026)	(4,639)	(6,000)	(2,445)	(1,347)	(19,373)

Total other income (expense)	(229,182)	(269,890)	(281,285)	(300,764)	(279,345)	(228,059)	(238,749)

Income (loss) from continuing operations before income taxes	(29,171)	(74,204)	(75,831)	(70,375)	(90,622)	13,144	(38,819)
Income tax (expense) benefit	(10,753)	606	5,607	21,899	28,564	(8,899)	28,898

Income (loss) from continuing operations	(39,924)	(73,598)	(70,224)	(48,476)	(62,058)	4,245	(67,717)
Cumulative effect of a change in accounting principle	—	—	—	(61,054)	—	—	—
Discontinued operations, net of tax benefit of $4,572,000 in 2003, tax expense of $6,473,000 in 2002, tax benefit of $6,815,000 in 2001, tax benefit of $6,228,000 in 2000, tax benefit of $6,117,000 in 1999, tax benefit of $57,387,000 in 2004 nine month period and tax expense of $4,067,000 in 2003 nine month period	9,398	21,639	12,122	3,832	345	13,554	(287,561)

Net income (loss)	$(30,526)	$(51,959)	$(58,102)	$(105,698)	$(61,713)	$17,799	$(355,278)

Net income (loss) applicable to common stock	$(53,814)	$(75,247)	$(84,617)	$(127,668)	$(83,683)	$1,320	$(371,756)

Net income (loss) per average common share outstanding—basic and diluted:
Loss from continuing operations	$(0.81)	$(1.23)	$(1.09)	$(0.76)	$(0.90)	$(0.13)	$(0.90)
Cumulative effect of a change in accounting principle			—	(0.66)	—
Discontinued operations	0.12	0.27	0.14	0.04	—	0.14	(3.10)

Net income (loss)	$(0.69)	$(0.96)	$(0.95)	$(1.38)	$(0.90)	$0.01	$(4.00)

Weighted average number of common shares outstanding—basic and diluted	77,656	78,735	89,221	92,511	92,617	92,617	93,034

	As of December 31,
						As of September 30, 2004
	1999	2000	2001	2002	2003
						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$124,177	$44,794	$45,582	$31,307	$98,189	$177,459
Total assets	$4,309,196	$4,328,214	$4,370,872	$4,371,293	$4,682,771	$3,650,725
Total long-term debt (excluding current maturities)	$2,211,882	$2,324,358	$2,229,810	$2,305,221	$2,354,194	$2,104,460
Total debt	$2,215,792	$2,336,844	$2,268,239	$2,339,716	$2,373,205	$2,120,815
Mandatorily redeemable preferred stock (represented by the PIERS)	—	—	$278,867	$279,993	$281,119	$281,964
Stockholders' equity	$1,615,616	$1,544,987	$1,446,642	$1,359,692	$1,362,050	$934,244

RATIO OF EARNINGS TO FIXED CHARGES

        The Company's ratio of earnings to fixed charges was 1.1, 0.8, 0.9, 1.0 and 0.9 for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and 1.5 and 1.2 for the nine months ended September 30, 2003 and 2004, respectively. For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of loss from continuing operations before income taxes, minority interest in earnings and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. For the years ended December 31, 2000, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $39.2 million, $23.0 million, $3.6 million and $27.0 million, respectively.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)
	(in thousands, except ratios)
Earnings:
Income (loss) from continuing operations	$(39,924)	$(73,598)	$(70,224)	$(48,476)	$(62,058)	$4,245	$(67,717)
Income tax expense (benefit)	10,753	(606)	(5,607)	(21,899)	(28,564)	8,899	28,898
Interest expense	195,569	234,433	230,472	231,337	215,239	160,619	148,453
Early repurchase of debt	18,826	—	13,756	29,895	27,592	27,592	31,862
Minority interest	35,223	34,998	39,056	36,760	35,997	39,927	41,696
1/3 of rental expense	2,451	3,091	3,869	4,213	4,371	3,005	3,135

Adjusted earnings (loss)	$222,898	$198,318	$211,322	$231,920	$192,577	$244,287	$186,327

Fixed Charges:
Interest expense	$195,569	$234,433	$230,472	$231,337	$215,239	$160,619	$148,453
1/3 of rental expense	2,451	3,091	3,869	4,213	4,371	3,005	3,135

Total fixed charges	$198,020	$237,524	$234,341	$235,550	$219,610	$163,624	$151,588

Ratio of earnings to fixed charges	1.1x	0.8x	0.9x	1.0x	0.9x	1.5x	1.2x
Deficiency	$—	$39,206	$23,019	$3,630	$27,033	$—	$—

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis presents information, which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This information should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere herein.

        We adopted FIN 46 during the fourth quarter of 2003. As a result, the results of Six Flags Over Georgia, Six Flags Over Texas, Six Flags Marine World and Six Flags White Water Atlanta, which were previously accounted for by the equity method, are now consolidated. Our consolidated financial statements as of and for the years ended December 31, 2001 and 2002 and the nine-month period ended September 30, 2003 have been retroactively reclassified for the 2003 adoption of FIN 46 to enable meaningful year-to-year and quarter-to-quarter comparisons. In addition, in April 2004 we sold in two separate transactions seven parks in Europe and Six Flags Worlds of Adventure in Ohio. The accompanying consolidated financial statements as of and for the three years ended December 31, 2003 and the nine months ended September 30, 2004 and 2003 reflect the assets, liabilities and results of the sold parks as discontinued operations.

General

        Our revenue is primarily derived from the sale of tickets for entrance to our parks (approximately 53.8% of revenues in the first nine months of 2004 and 54.8% in the comparable period of 2003) and the sale of food, merchandise, games and attractions inside our parks. Revenues in the first nine months of 2004 decreased 2.3% over the comparable period of 2003. The decrease resulted from a 4.5% decrease in attendance offset in part by a 2.3% increase in per capita revenue.

        Our principal costs of operations include salaries and wages, employee benefits, advertising, outside services, maintenance, utilities and insurance. Our expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance. In addition, we incurred certain increased variable expenses in 2004, including sales and wage and fringe benefit expense and repair and maintenance expenditures, as part of our strategy to enhance the guest experience. As a result, we were unable to offset the impact of reduced attendance.

        Despite our disappointing performance in 2004, we were able to reduce the aggregate level of our indebtedness during the year using part of the net cash proceeds from the asset dispositions. We were also able to effect an amendment to our credit agreement which relaxed covenants relating to the leverage ratio through 2006 and the fixed charge coverage ratio through 2007, providing us additional financial flexibility in light of recent operating conditions.

        We expect to make approximately $130.0 million of capital expenditures for the 2005 season adding a wide array of attractions at many of our parks. These additions include a major expansion to our New Jersey facility, which will include the introduction of a major new roller coaster, and the addition of a water park to our Chicago park. We plan to showcase the new rides and attractions in the second year of the new marketing and advertising campaigns we launched in 2004. We also plan to continue in 2005 the guest service enhancements we introduced in 2004.

Results of Discontinued Operations

        On April 8, 2004, we sold substantially all of the assets used in the operation of Six Flags World of Adventure near Cleveland, Ohio (other than the marine and land animals located at that park and certain assets related thereto) for a cash purchase price of $144.3 million. In a separate transaction on the same date, we sold all of the stock of Walibi S.A., our wholly-owned subsidiary that indirectly owned the seven parks we owned in Europe. The purchase price was approximately $200.0 million, of which Euro 10.0 million ($12.1 million as of April 8, 2004) was received in the form of a nine and one half year note from the buyer and $11.6 million represented the assumption of certain debt by the buyer, with the balance paid in cash. Net cash proceeds from these transactions were used to pay down debt and to make investments in our remaining parks. See Note 3 to our Notes to Unaudited Consolidated Financial Statements included herein.

        Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," our consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the parks being sold as discontinued operations.

        Following are components of the net results of discontinued operations for the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2002	2001	2004	2003
	(in thousands)			(unaudited)
Operating revenue	$188,026	$183,185	$187,924	$3,286	$173,264

Loss on sale of discontinued operations	—	—	—	(310,281)	—
Income (loss) from discontinued operations before income taxes	(4,227)	10,305	5,307	(34,667)	17,621
Income tax expense (benefit)	(4,572)	6,473	(6,815)	57,387	(4,067)

Net results of discontinued operations	$345	$3,832	$12,122	$(287,561)	$13,554

Critical Accounting Policies

        In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our consolidated financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

  Property and equipment

        Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital strategy could result in the actual useful lives differing from our estimates. In those cases in which we determine that the useful life of property and equipment should be shortened, we depreciate the net book value in excess of the salvage value, over the revised remaining useful life, thereby increasing depreciation expense.

  Accounting for income taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as differing depreciation periods for our property and equipment and deferred revenue, for tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets (principally net operating loss carryforwards) will be recovered from future taxable income. To the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statements of operations.

        Significant management judgment is required in determining our provision or benefit for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.2 million as of December 31, 2003 and $39.2 million as of September 30, 2004, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our consolidated financial position and results of operations.

        The variables that will impact whether our deferred tax assets will be utilized prior to their expiration include attendance, capital expenditures, interest rates, labor and insurance expenses, and changes in state or federal tax laws. In determining the valuation allowance we do not consider, and under generally accepted accounting principles cannot consider, the possible changes in state or federal tax laws until the laws change. We reduced our level of capital expenditures in 2004, and although we will invest at higher levels in 2005 and 2006, we expect to invest thereafter at lower levels than had been the case in prior years. To the extent we reduce capital expenditures, our future accelerated tax deductions for our rides and equipment will be reduced, and our interest expense deductions would decrease as the debt balances are reduced by cash flow that previously would have been utilized for capital expenditures. Increases in capital expenditures without corresponding increases in net revenues would reduce short-term taxable income and increase the likelihood of valuation allowances being required as net operating loss carryforwards could expire prior to their utilization. Conversely, increases in revenues in excess of operating expenses would reduce the likelihood of valuation allowances being required as the short-term taxable income would increase and we would utilize net operating carryforwards prior to their expiration. See Note 1 to Notes to Unaudited Consolidated Financial Statements.

  Valuation of long-lived and intangible assets and goodwill

        Through December 31, 2001, we had assessed the impairment of long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we considered important which could have triggered an impairment review included the following:

  •
  significant underperformance relative to expected historical or projected future operating results;

  •
  significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

  •
  significant negative industry or economic trends;

  •
  significant decline in our stock price for a sustained period; and

  •
  our market capitalization relative to net book value.

        Through that date, when we determined that the carrying value of long-lived assets and related goodwill may not have been recoverable based upon the existence of one or more of the above indicators of impairment, we measured any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Long-lived assets were $3,330.2 million including goodwill and other intangible assets of $1,240.2 million as of December 31, 2003. Long-lived assets included property and equipment, investment in the park partnerships and intangible assets.

        In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, as of January 1, 2002, we ceased amortizing approximately $1.3 billion of goodwill. We had recorded approximately $57.3 million of goodwill amortization on these amounts during 2001 and would have recorded a comparable amount of amortization during 2002 and 2003. Had SFAS No. 142 been in effect during 2001, the net loss applicable to common stock for the year would have decreased to $27.3 million (or $0.31 per basic and diluted share). In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and are required to perform an annual impairment review thereafter, which we do as of the end of each year, and more frequently upon the occurrence of certain events. To accomplish this, we identified our reporting units (North America and Europe) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We then determined the fair value of each reporting unit, compared it to the carrying amount of the reporting unit and compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on the foregoing, we determined that $61.1 million of goodwill associated with our European reporting unit was impaired and, during 2002, we recognized a transitional impairment loss in that amount as the cumulative effect of a change in accounting principle in our consolidated statements of operations. The loss was retroactively recorded in the first quarter of 2002, which was restated for this loss, in accordance with the requirements of SFAS No. 142. For 2003, we determined the fair value of our North American assets by using the discounted cash flow method, that is, we estimated cash flow applicable to our North American unit (after deducting estimated capital expenditures), applied a multiple to such amount based on the multiple inherent in our stock price, and discounted the result by an amount equal to our cost of capital. Based on the foregoing, no impairment was required for 2003. Our unamortized goodwill after impairment is $1,216.7 million at December 31, 2003.

        As described above, we evaluate the carrying value of our long-lived assets using a discounted cash flow analysis that combines current net results (on a cash basis) with the expected levels of future capital expenditures and then discounts the results, giving effect to the stock price multiple for the industry over a period of time. If revenues decrease without a corresponding decrease in operating expenses and capital expenditures, this would increase the likelihood of goodwill impairment. If valuations reflected in stock prices or theme park acquisitions decrease over time, this would also increase the likelihood of goodwill impairment. If revenues increase faster than operating expenses and capital expenditures, this would decrease the likelihood of goodwill impairment. We will perform our annual impairment review as of December 31, 2004. However, based upon the 2003 and 2004 performance trends, there is currently an increased likelihood of goodwill impairment at the time of our annual impairment review.

Results of Operations

        Summary data for the periods presented were as follows (in thousands, except per capita revenue):

				Percentage Changes
	Years Ended December 31,
				2003 v. 2002	2002 v. 2001
	2003	2002	2001
Total revenue	$1,048,643	$1,059,095	$1,075,989	(0.1)%	(1.6)%

Operating expenses	424,319	406,701	398,564	4.3	2.0
Selling, general and administrative	206,109	188,926	186,787	9.1	1.1
Non-cash compensation	101	9,256	8,616	(98.9)	7.4
Costs of products sold	83,938	85,942	86,723	(2.3)	(0.9)
Depreciation and amortization	145,453	137,881	189,845	5.5	(27.4)

Income from operations	188,723	230,389	205,454	(18.1)	12.1
Interest expense, net	213,311	228,109	223,834	(6.5)	1.9
Minority interest	35,997	36,760	39,056	(2.1)	(5.9)
Early repurchase of debt	27,592	29,895	13,756	(7.7)	117.3
Other income (expense)	2,445	6,000	4,639	(59.3)	29.3

Income (loss) from continuing operations before income taxes	(90,622)	(70,375)	(75,831)	28.8	(7.2)
Income tax expense	28,564	21,899	5,607	30.4	290.6

Income (loss) from continuing operations	$(62,058)	$(48,476)	$(70,224)	28.0%	(31.0)%

Other Data:
Attendance	34,649	34,963	37,805	(0.9)%	(7.5)%
Per capita revenue	$30.26	$30.29	$28.46	(0.1)	6.4
	Nine Months Ended September 30,
			Percentage Change
	2004	2003
	(unaudited)
Total revenue	$928,633	$950,426	(2.3)%

Operating expenses	366,173	349,254	4.8
Selling, general and administrative	171,698	177,462	(3.3)
Non-cash compensation	482	76	534.2
Costs of products sold	79,061	75,978	4.1
Depreciation and amortization	111,289	106,453	4.5

Income from operations	199,930	241,203	(17.1)
Interest expense, net	(145,818)	(159,193)	(8.4)
Minority interest	(41,696)	(39,927)	4.4
Early repurchase of debt	(31,862)	(27,592)	15.5
Other income (expense)	(19,373)	(1,347)	1,338.2

Income (loss) from continuing operations before income taxes	(38,819)	13,144	(395.3)
Income tax expense	28,898	8,899	224.7

Income (loss) from continuing operations	$(67,717)	$4,245	(1,695.2)%

Other Data:
Attendance	29,745	31,146	(4.5)%
Per capita revenue	$31.22	$30.51	2.3

Nine months ended September 30, 2004 and 2003

        Revenue.    Revenue in the first nine months of 2004 totaled $928.6 million compared to $950.4 million for the first nine months of 2003. The decrease in the 2004 period results from a 4.5% decrease in attendance offset in part by a 2.3% increase in per capita revenue. We believe that the attendance decline is largely attributable to adverse weather in several of our major markets and the effects of a challenging economic environment for our target audience.

        Operating expenses.    Operating expenses for the first nine months of 2004 increased $16.9 million (4.8%) compared to expenses for the first nine months of 2003. The increase primarily reflects planned increases in salary and wage and fringe benefit expense (approximately $11.3 million) and repair and maintenance expenditures (approximately $5.3 million) as part of the implementation of our plan to enhance guest services generally.

        Selling, general and administrative; noncash compensation.    Selling, general and administrative expenses for the first nine months of 2004 decreased $5.8 million (3.3%) compared to comparable expenses for the first nine months of 2003. The decrease primarily relates to a reduction in certain insurance expenses (approximately $4.4 million) and outside services (approximately $2.1 million).

        The $0.4 million increase in the 2004 period in non-cash compensation reflects the grant in January 2004 of 425,000 shares of restricted stock to our Chief Executive Officer and Chief Financial Officer pursuant to new employment agreements.

        Costs of products sold.    Costs of products sold in the 2004 period increased $3.1 million (4.1%) compared to costs for the first nine months of 2003, reflecting the increased costs for food, merchandise and games inventories, as well as higher freight costs. As a percentage of theme park food, merchandise and other revenue, cost of products sold increased to 18.4% in the first nine months of 2004 compared to 17.7% in the prior year period.

        Depreciation and amortization.    Depreciation and amortization expense for the first nine months of 2004 increased $4.8 million (4.5%) compared to the first nine months of 2003. The increase compared to the 2003 level was attributable to our on-going capital program.

        Interest expense, net of interest income; early repurchase of debt.    Interest expense, net decreased $13.4 million (8.4%) compared to the first nine months of 2003, reflecting primarily lower debt levels. The expense in the first nine months of 2004 for early repurchase of debt reflects the redemption in January 2004 of our 2007 Notes from the proceeds of our 2014 Notes and the increase of our term loan, as well as the repayment of $248.3 million principal amount of debt from a portion of the proceeds of the sale in April 2004 of the discontinued operations. The expense in the comparable period of 2003 reflects the retirement of $401 million of our Senior Discount Notes in that period, principally from the proceeds of the issuance of our 2013 Notes. See Note 4 to Notes to Unaudited Consolidated Financial Statements.

        Minority interest.    Minority interest reflects third party share of the operations of the parks that are not wholly-owned by us, Six Flags Over Georgia (including White Water Atlanta), Six Flags Over Texas and Six Flags Marine World. The increase in the 2004 period in the minority interest in earnings reflects the improved performance in that period at certain of the less than wholly-owned parks as compared to the prior-year period.

        Other expense.    The increase in other expense in the 2004 period primarily reflects the $14.4 million write-off of the book value of our investment in the owner of the Madrid park we manage and related intangible assets. See Note 3 to Notes to Unaudited Consolidated Financial Statements.

        Income tax benefit.    Income tax expense was $28.9 million for the first nine months of 2004 compared to an expense of $8.9 million for the first nine months of 2003. Income tax expense in the first nine months of 2004 was adversely affected by the valuation allowance applied to our U.S. net deferred tax assets during that period and income tax expense attributable to our Canadian and Mexican operations. See Note 1 to Notes to Unaudited Consolidated Financial Statements.

Years Ended December 31, 2003 and 2002

        Revenue.    Revenue in 2003 totaled $1,048.6 million compared to $1,059.1 million for 2002. The 2003 performance reflects the inclusion of Six Flags New Orleans (which was acquired in August 2002) for the full year. Excluding the New Orleans park from both years, revenue decreased by $33.7 million (3.2%) in 2003, with attendance down by 3.4% and per capita revenues up by 0.2%.

        Operating expenses.    Operating expenses for 2003 increased $17.6 million (4.3%) compared to expenses for 2002. Excluding the expenses at the New Orleans park from both years, operating expenses in 2003 increased $8.0 million (2.0%) as compared to the prior-year primarily reflecting increased wage expense and fringe benefit expense relating to pension and medical benefits and the impact of exchange rates.

        Selling, general and administrative; noncash compensation.    Selling, general and administrative expenses for 2003 increased $17.2 million compared to comparable expenses for 2002. Excluding the expenses at the New Orleans park from both years, selling, general and administrative expenses in 2003 increased $12.8 million (6.8%) as compared to the prior year largely as a result of increased expenditures in advertising, insurance and real estate taxes and the impact of exchange rates. Noncash compensation in 2002 primarily reflects the final amortization of shares of restricted stock previously granted.

        Costs of products sold.    Costs of products sold in 2003 decreased $2.0 million compared to costs for 2002, notwithstanding a small increase in theme park food, merchandise and other revenue in 2003. As a percentage of theme park food, merchandise and other revenue, costs of products sold were approximately 17.6% and 18.1%, respectively, in 2003 and 2002.

        Depreciation and amortization.    Depreciation and amortization expense for 2003 increased $7.6 million compared to 2002. The increase compared to the 2002 level was attributable to additional expense associated with Six Flags New Orleans as well as our on-going capital program.

        Interest expense, net of interest income; early repurchase of debt.    Interest expense, net decreased $14.8 million compared to 2002, reflecting lower cost of funds and the incurrence of additional interest expense in 2002 related to a new note issue, the proceeds of which were applied to retire other outstanding notes approximately 45 days after issuance of the new notes. Expenses relating to early repurchase of debt (which are now shown before giving effect to the related tax benefit and were formerly accounted for as an extraordinary loss and shown on a net basis) were $2.3 million less in 2003 than in the prior year. The expenses in both years reflect the refinancing of public debt. We refinance our public debt primarily to extend maturities.

        Minority interest.    Minority interest reflects third party share of the operations of the parks that are not wholly-owned by us, Six Flags Over Georgia (including White Water Atlanta), Six Flags Over Texas and Six Flags Marine World. Cash distributions to our partners and joint venturer were $42.3 million in 2003 and $42.6 million in 2002.

        Income tax benefit.    Income tax benefit was $28.6 million for 2003 compared to a $21.9 million benefit for 2002. The effective tax rate for 2003 and 2002 was 31.5% and 31.1%, respectively. The effective tax rate is impacted by the level of income or loss in each jurisdiction and each jurisdiction's tax rate. In 2002, the tax rate was also negatively impacted by nondeductible compensation expense.

        At December 31, 2003, we estimated that we had approximately $1,131.3 million of net operating losses ("NOLs") carryforwards for Federal income tax purposes. The NOLs are subject to review and potential disallowance by the Internal Revenue Service upon audit of our Federal income tax returns and those of our subsidiaries. In addition, the use of NOLs is subject to limitations on the amount of taxable income that can be offset with the NOLs. Some of the NOLs also are subject to a limitation as to which of the subsidiaries' income the NOLs are permitted to offset. See Note 8 to our Notes to Consolidated Financial Statements included herein.

Years Ended December 31, 2002 and 2001

        Revenue.    Revenue in 2002 totaled $1,059.1 million compared to $1,076.0 million for 2001, reflecting primarily a 7.5% decrease in attendance offset in part by a 6.4% increase in total per capita spending, reflecting growth both in admission per capita and in-park and other revenue per capita. The attendance shortfall was most pronounced at four parks, reflecting the impact of the difficult economy, particularly in group outings business, and other market specific performance issues. Excluding revenues at Six Flags New Orleans acquired on August 23, 2002, revenues in 2002 would have decreased $18.2 million (or 1.7%).

        Operating expenses.    Operating expenses for 2002 increased $8.1 million (2.0%) compared to expenses for 2001. The increase resulted from the inclusion for the entire 2002 year of La Ronde, acquired in May 2001, as well as the inclusion in 2002 of expenses at Six Flags New Orleans subsequent to the August 23, 2002 acquisition of that park. Assuming that La Ronde had been owned for the entire 2001 year and excluding expenses at Six Flags New Orleans for 2002, operating expenses in 2002 would have decreased $1.6 million (0.4%) as compared to the pro forma prior year.

        Selling, general and administrative.    Selling, general and administrative expenses for 2002 increased $2.1 million compared to comparable expenses for 2001. Assuming that La Ronde had been owned for the entire 2001 year and excluding expenses at Six Flags New Orleans for 2002, selling, general and administrative expenses in 2002 would have increased $0.6 million (0.3%) as compared to the pro forma prior year.

        Costs of products sold.    Costs of products sold in 2002 decreased $0.8 million compared to costs for 2001, reflecting primarily the slight decrease in theme park food, merchandise and other revenue in 2002. As a percentage of theme park food, merchandise and other revenue, costs of products sold were approximately 18.1% in both years.

        Depreciation and amortization.    Depreciation and amortization expense for 2002 decreased $52.0 million compared to 2001. The decrease compared to the 2001 level was attributable to the elimination of amortization of goodwill in 2002 (see "Critical Accounting Policies—Valuation of Long-lived and Intangible Assets and Goodwill" and Note 1 to our Notes to Consolidated Financial Statements included herein), offset in part by a $6.6 million increase in depreciation expense in 2002.

        Interest expense, net of interest income; early repurchase of debt.    Interest expense, net increased $4.3 million compared to 2001. The increase compared to interest expense, net for 2001 resulted primarily from a decrease in 2002 in interest income compared to the prior year as well as the short-term effects of our February 2002 refinancing of $450.0 million of debt with the proceeds of our issuance of $480.0 million principal amount of 8 7/8% Senior Notes due 2010. Because the related redemption of the refinanced notes was not effected until April 1, 2002 (the earliest date the notes could be redeemed), interest expense on these notes continued to accrue through the end of the first quarter of 2002. The expense for early repurchase of debt reflects the refinancing of public debt in both years. We refinance our public debt primarily to extend maturities.

        Minority interest.    Minority interest reflects third party share of the parks that are not wholly-owned, Six Flags Over Georgia (including White Water Atlanta), Six Flags Over Texas and Six Flags Marine World. Cash distributions to our partners and joint venturer were $42.6 million in 2002 and $43.8 million in 2001.

        Income tax benefit.    Income tax benefit was $21.9 million for 2002 compared to a $5.6 million benefit for 2001. Prior to 2002, our effective tax rate was adversely affected by the result of permanent differences associated with goodwill amortization for financial purposes and the lesser amount of amortization that is deductible for tax purposes and by nondeductible compensation expense associated with conditional stock options and restricted stock grants.

Liquidity, Capital Commitments and Resources

  General

        Our principal sources of liquidity are cash generated from operations, funds from borrowings and existing cash on hand. Our principal uses of cash include the funding of working capital obligations, debt service, investments in parks (including capital projects and acquisitions), preferred stock dividends and payments to our partners in the Partnership Parks. We did not pay a dividend on our common stock during 2003, nor do we expect to pay such dividends in 2004 or 2005. We believe that, based on historical and anticipated operating results, cash flows from operations, available cash and available amounts under our credit agreement will be adequate to meet our future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock requirements and obligations under arrangements relating to the Partnership Parks, for at least the next several years. Our current and future liquidity is, however, greatly dependent upon our operating results, which are driven largely by overall economic conditions and weather conditions, as well as the price and perceived quality of the entertainment experience at our parks. Our liquidity could also be adversely affected by accidents or the occurrence of an event or condition, including terrorist acts or threats, negative publicity or significant local competitive events, that significantly reduces paid attendance and, therefore, revenue at any of our theme parks. See "Risk Factors." In that case, we might need to seek additional financing. In addition, we expect to refinance all or a portion of our existing debt on or prior to maturity and to seek additional financing. The degree to which we are leveraged could adversely affect our ability to obtain any new financing or to effect any such refinancing.

        In November, 2004, we consummated the public offering of $299.0 million aggregate principal amount of our Convertible Notes. Except during specified non-convertibility periods, the Convertible Notes are convertible into our common stock at an initial conversion rate of 157.4803 shares of common stock for each $1,000 principal amount of notes, subject to adjustment, representing an initial conversion price of $6.35 per share. Upon conversion of the notes, we have the option to deliver common stock, cash or a combination of cash and common stock.

        Prior to December 30, 2004, the net proceeds from the Convertible Notes Offering were used to repurchase $44.3 million aggregate principal amount of our outstanding 2009 Notes and $102.7 million aggregate principal amount of our outstanding 2010 Notes. In addition, on December 30, 2004, we issued an irrevocable notice of partial optional redemption to holders of the 2009 Notes with respect to the redemption of $123.5 million aggregate principal amount of the 2009 Notes on February 1, 2005 with the remaining net proceeds from the Convertible Notes Offering.

        The net proceeds to the Company from the original note offering were approximately $189.3 million. The net proceeds from the original note offering will be used to redeem the remaining $181.2 million aggregate principal amount of outstanding 2009 Notes on February 7, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date.

        As of September 30, 2004, together with our subsidiaries we had a combined total of approximately $2,120.8 million of indebtedness. After giving effect to the Convertible Notes Offering and the use of proceeds therefrom, and the original note offering and the use of proceeds therefrom, our indebtedness together with our subsidiaries, as of September 30, 2004, would have been approximately $2,163.7 million. In addition, as of September 30, 2004 an additional $380.3 million was available for borrowing under the Credit Agreement. Based on interest rates at September 30, 2004 for floating rate debt and after giving effect to the interest rate swaps, annual cash interest payments for 2004 on the debt outstanding at September 30 will aggregate approximately $175.4 million (excluding interest payable on the Convertible Notes and the notes, but including interest on the debt we retired and expect to retire with the net proceeds of the Convertible Notes Offering and the original note offering). In addition, the annual dividend requirements on our outstanding preferred stock total approximately $20.8 million, which we can, at our option, pay either in cash or shares of our common stock. We are required to redeem all of our outstanding preferred stock on August 15, 2009 (to the extent not previously converted into shares of our common stock) for cash at 100% of the liquidation preference ($287.5 million), plus accrued and unpaid dividends. We plan on spending approximately $130.0 million on capital expenditures for the 2005 season. At September 30, 2004, we had approximately $177.5 million of cash and $380.3 million available under our Credit Agreement, including the entire $300.0 million working capital revolver.

        Due to the seasonal nature of our business, we are largely dependent upon our $300.0 million working capital revolving credit portion of our Credit Agreement in order to fund off-season expenses. Our ability to borrow under the working capital revolver is dependent upon compliance with certain conditions, including financial ratios and the absence of any material adverse change. Although we are currently in compliance with all of these conditions, on November 5, 2004, we entered into an amendment to the Credit Agreement which relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. If we were to become unable to borrow under the facility, we would likely be unable to pay our off-season obligations in full and may be unable to meet our repurchase obligations (if any) in respect of repurchases of partnership units in the partnership parks. The working capital facility expires in June 2008. The terms and availability of our Credit Agreement and other indebtedness would not be affected by a change in the ratings issued by rating agencies in respect of our indebtedness.

        During the year ended December 31, 2003, net cash provided by operating activities was $165.2 million. During the nine months ended September 30, 2004, net cash provided by operating activities was $114.7 million. Since our business is both seasonal and involves significant levels of cash transactions, factors impacting our net operating cash flows are the same as those impacting our cash-based revenues and expenses discussed above. Net cash used in investing activities in 2003 was $362.5 million. Excluding the purchase of $317.9 million of investments from the proceeds of the December 5, 2003 offering of the 9 5/8% Senior Notes due 2014 (the "Initial 2014 Notes") pending the January 2004 redemption of the 9 3/4% Senior Notes due 2007 (the "2007 Notes"), investment activity consisted primarily of $99.4 million of capital expenditures, offset in part by the $75.1 million of previously restricted cash which under the applicable contract became unrestricted on April 1, 2003. Net cash provided by investing activities in the first nine months of 2004 was $560.5 million, consisting primarily of net proceeds from the sale of the discontinued operations and maturities of restricted use investments (representing the net proceeds from our December 2003 offering of the Initial 2014 Notes, which had been held in escrow to fund a portion of the redemption in January 2004 of the 2007 Notes), offset in part by capital expenditures. Net cash used in financing activities in the first nine months of 2004 was $595.9 million, representing the repayment of $988.8 million of debt (including $422.6 million of the 2007 Notes, $76.6 million of the term loan portion of our Credit Agreement and $161.1 million of various series of our outstanding public debt), payment of preferred stock dividends and payment of debt issuance costs, offset in part by $411.0 million in borrowings under our Credit Agreement (including the $130.0 million expansion of our term loan).

  Long-term debt and preferred stock

        Our debt at September 30, 2004 included $1,446.4 million of fixed-rate senior notes, with staggered maturities ranging from 2009 to 2014, $653.3 million under the term loan portion of our Credit Agreement and $21.1 million of other indebtedness, including $15.8 million of indebtedness at Six Flags Over Texas and Six Flags Over Georgia. Except in certain circumstances, the public debt instruments do not require principal payments prior to maturity. Our Credit Agreement includes a $655.0 million term loan ($653.3 million of which was outstanding at September 30, 2004); a $100.0 million multicurrency reducing revolver facility (none of which was outstanding at September 30, 2004, and excluding outstanding letters of credit) and a $300.0 million working capital revolver (none of which was outstanding at that date). The working capital facility must be repaid in full for 30 consecutive days during each year and terminates on June 30, 2008. The multicurrency reducing revolving Credit Agreement, which permits optional prepayments and reborrowings, requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008 and this facility terminates on June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009. Under the Credit Agreement, the maturity of the term loan will be shortened to (i) August 1, 2008, if prior to such dates we do not repay or refinance all of our 2009 Notes or (ii) December 31, 2008, if prior to such date our outstanding preferred stock is not redeemed or converted into common stock. All of our outstanding preferred stock ($287.5 million liquidation preference) must be redeemed on August 15, 2009 (to the extent not previously converted into common stock). See Notes 2 and 4 to our Notes to Unaudited Consolidated Financial Statements included herein for additional information regarding our indebtedness and preferred stock.

        From March 31, 2004 through December 31, 2004, we have prepaid $75.0 million of the term loan and prepaid or retired an additional $173.3 million of other debt from proceeds of the sales of the discontinued operations.

  Partnership Park Obligations

        In connection with our 1998 acquisition of the former Six Flags, we guaranteed certain obligations relating to Six Flags Over Georgia and Six Flags Over Texas. These obligations continue until 2026, in the case of the Georgia park and 2027, in the case of the Texas park. Among such obligations are (i) minimum annual distributions (including rent), which amounted to approximately $53.2 million in 2004 (subject to cost of living adjustments in subsequent years), to partners in these two Partnerships Parks (of which we received in 2004 approximately $17.1 million based on our present ownership of 25% of the Georgia partnership and 37% of the Texas partnership), (ii) minimum capital expenditures at each park during rolling five-year periods based generally on 6% of park revenues, and (iii) an annual offer to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of limited partnership units at specified prices.

        We plan on making approximately $3.0 million of capital expenditures at these parks for the 2005 season, an amount in excess of the minimum required expenditure. We were not required to purchase any units in the 2004 offer to purchase. Because we have not been required since 1998 to purchase a material amount of units, our maximum unit purchase obligation for both parks in 2005 is an aggregate of approximately $215.5 million, representing approximately 40.0% of the outstanding units of the Georgia park and 31.1% of the outstanding units of the Texas park. The annual incremental unit purchase obligation (without taking into account accumulation from prior years) aggregates approximately $31.0 million for both parks based on current purchase prices. As we purchase additional units, we are entitled to a proportionate increase in our share of the minimum annual distributions.

        Cash flows from operations at these Partnership Parks will be used to satisfy the annual distribution and capital expenditure requirements, before any funds are required from us. The two partnerships generated approximately $63.2 million of aggregate net cash provided by operating activities during 2003. As of November 30, 2004, we had total loans outstanding of $120.3 million to the partnerships that own these parks, primarily to fund the acquisition of Six Flags White Water Atlanta and to make capital improvements.

  Other obligations

        In December 2004, we guaranteed the payment of a $31.0 million construction term loan incurred by HWP Development LLC (a joint venture in which we own a 41% interest) for the purpose of financing the construction and development of a hotel and indoor water park project to be located adjacent to our Great Escape park near Lake George, New York. The guarantee will be released upon full payment and discharge of the loan, which matures on December 17, 2009. As security for the guarantee, we deposited $8.0 million in a cash collateral account. We have entered into a management agreement to manage and operate the project upon its completion.

        In addition to the debt, preferred stock, lease obligations applicable to several of our parks and our commitments to the partnerships that own Six Flags Over Texas and Six Flags Over Georgia discussed above, our contractual commitments include commitments for license fees to Warner Bros. and commitments relating to capital expenditures. License fees to Warner Bros. for our domestic parks aggregate $2.5 million annually through May, 2005. Effective June 1, 2005, the license fee is payable based upon the number of domestic parks utilizing the licensed characters. Based on current usage, the annual fee will increase to approximately $4.0 million at that time. In addition to the licensee fee, we also pay a royalty fee on merchandise sold using the licensed characters, generally equal to 12% of the cost of the merchandise.

        Although we are contractually committed to make approximately $25.0 million of capital expenditures at one park over the next several years, the vast majority of our capital expenditures in 2005 and beyond will be made on a discretionary basis. We plan on spending approximately $130.0 million on capital expenditures for the 2005 season.

        During the three years ended December 31, 2003, insurance premiums and self-insurance retention levels increased substantially. However, as compared to the prior policies, the current policies, which expire in October 2005 (liability insurance and property insurance), cover substantially the same risks (neither property insurance policy covered terrorist activities), do not generally require higher aggregate premiums and do not have substantially larger self-insurance retentions (liability insurance retentions increased from $2.0 million to $2.5 million per occurrence and workers' compensation retentions increased from $500,000 to $750,000). We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks, such as terrorism.

        We expect to make contributions of approximately $9.5 million in 2005 in respect of our pension and 401(k) plans.

        We may from time to time seek to retire our outstanding debt through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Market Risks and Sensitivity Analyses

        Like other global companies, we are exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of our financial risk management is to minimize the negative impact of interest rate and foreign currency exchange rate fluctuations on our operations, cash flows and equity. We do not acquire market risk sensitive instruments for trading purposes.

        We are party to three interest rate swap agreements that for the term of the applicable agreements (ranging from March 2005 to June 2005) effectively convert $600.0 million of our $655.0 million term loan into a fixed rate obligation. Our term loan borrowings bear interest at 2.50% above the LIBOR rate. Our interest rate swap agreements effectively "lock-in" the LIBOR component at rates ranging from 2.065% to 3.50% and average 3.01%. The counterparties to these agreements are major financial institutions, which minimizes the credit risk.

Interest Rate and Debt Sensitivity Analysis

        The following analysis presents the sensitivity of the market value, operations and cash flows of our market-risk financial instruments to hypothetical changes in interest rates as if these changes occurred at December 31, 2003. The range of changes chosen for this analysis reflect our view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on the interest rate assumptions. These forward looking disclosures are selective in nature and only address the potential impacts from financial instruments. They do not include other potential effects which could impact our business as a result of these changes in interest and exchange rates.

        At December 31, 2003 and after giving effect to the $130.0 million increase in our term loan and the redemption of our 2007 Notes, each occurring in January 2004, we had total debt of $2,393.8 million, of which $1,638.7 million represents fixed-rate debt and the balance represents floating-rate debt. Of the floating-rate debt, $616.6 million principal amount is subject to interest rate swap agreements. For fixed-rate debt, interest rate changes affect the fair market value but do not impact book value, operations or cash flows. Conversely, for floating-rate debt, interest rate changes generally do not affect the fair market value but do impact future operations and cash flows, assuming other factors remain constant.

        Additionally, increases and decreases in interest rates impact the fair value of the interest rate swap agreements. A decrease in thirty and ninety-day LIBOR interest rates increases the fair value liability of the interest rate swap agreements. However, over the term of the interest rate swap agreements, the economic effect of changes in interest rates is fixed as we will pay a fixed amount and are not subject to changes in interest rates.

        Assuming other variables remain constant (such as foreign exchange rates and debt levels), after giving effect to our interest rate swap agreements and assuming an average annual balance on our working capital revolver, the pre-tax operations and cash flows impact resulting from a one percentage point increase in interest rates would be less than $2.2 million.

Recently Issued Accounting Pronouncements

        In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The statement updated, clarified and simplified existing accounting pronouncements. As it relates to us, the statement eliminated the extraordinary loss classification on early debt extinguishments. Instead, the premiums and other costs associated with the early extinguishment of debt are now reflected in pre-tax results similar to other debt-related expenses, such as interest expense and amortization of issuance costs. The statement became effective on January 1, 2003 in our case. Upon adoption, we reclassified the losses incurred in prior periods ($29.9 million, with a related benefit of $11.4 million in 2002 and $13.8 million, with a related tax benefit of $5.2 million in 2001) as pretax items. The adoption of this statement did not modify or adjust net loss for any period and did not impact our compliance with various debt covenants.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 which was subsequently reissued in December 2003 as Interpretation No. 46—Revised (FIN 46)." FIN 46 requires a company to consolidate a variable interest entity if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that a company has one or both of the characteristics that would require consolidation of the variable interest entity. FIN 46 also requires additional disclosures regarding variable interest entities. We adopted FIN 46 during the fourth quarter of 2003. As a result, the results of Six Flags Over Georgia, Six Flags Over Texas, Six Flags Marine World and Six Flags White Water Atlanta, which were previously accounted for by the equity method, are now reflected as consolidated subsidiaries. The 2002 and 2001 consolidated financial statements have been restated to consolidate these entities in order to enhance the comparability to the 2003 presentation. See Notes 1(t), 4 and 12 to our Notes to Consolidated Financial Statements included herein which discuss the Partnership Parks.

        In December 2004, the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued.

        As a larger public entity, we will be required to apply Statement 123(R) as of the first interim or annual reporting period that begins after June 15, 2005, which is the third quarter of 2005.

        Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

        Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. As allowed, we have historically accounted for stock options using the accounting principles of Opinion 25. The impact of adopting the provisions of Statement 123(R) will be to increase our noncash compensation expense in future periods. We have not determined the method that we will use to estimate the fair value of stock options as part of our adoption of Statement 123(R). As disclosed in the notes to our consolidated financial statements, using the Black-Scholes method of determining fair value in the past would have increased our noncash compensation expense by approximately $13.0 million in 2003 and approximately $3.0 million in 2004. The provisions of our credit facilities and outstanding notes do not include noncash compensation expenses in the determination of financial covenants. As a result, the effects of the adoption of Statement 123(R) will not have a significant impact on our financial condition or resources.

BUSINESS

General

        We are the largest regional theme park operator in the world. The 30 parks we operate had attendance of 33.5 million in 2004. These parks include 14 of the 50 most highly attended theme parks in North America and the largest paid admission theme park in Mexico. Our theme parks serve nine of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our parks.

        The following table sets forth certain information concerning our parks:

Name	Type of Park	Primary Market
Six Flags America	Theme/Water	Baltimore/Washington, D.C.
Six Flags AstroWorld and Water World	Theme/Water	Houston
Six Flags Darien Lake	Theme/Water	Buffalo/Rochester
Six Flags Elitch Gardens	Theme/Water	Denver
Six Flags Fiesta Texas	Theme/Water	San Antonio
Six Flags Great Adventure	Theme	New York City/Philadelphia
Six Flags Hurricane Harbor	Water	New York City/Philadelphia
Six Flags Wild Safari Animal Park	Wildlife	New York City/Philadelphia
Six Flags Great America	Theme	Chicago/Milwaukee
Six Flags Kentucky Kingdom	Theme/Water	Louisville
Six Flags Magic Mountain	Theme	Los Angeles
Six Flags Hurricane Harbor	Water	Los Angeles
Six Flags Marine World(1)	Theme/Wildlife	San Francisco
Six Flags Mexico	Theme	Mexico City
Six Flags New England	Theme/Water	New England/Boston
Six Flags New Orleans	Theme	New Orleans
Six Flags St. Louis	Theme/Water	St. Louis
Six Flags Over Georgia(1)	Theme	Atlanta
Six Flags Over Texas(1)	Theme	Dallas/Fort Worth
Six Flags Hurricane Harbor	Water	Dallas/Fort Worth
Six Flags White Water Atlanta(1)	Water	Atlanta
Enchanted Village	Water/Children	Seattle/Tacoma
Frontier City	Theme	Oklahoma City
La Ronde	Theme	Montreal
The Great Escape	Theme/Water	Lake George/Albany, New York
Splashtown	Water	Houston
Waterworld USA/Concord	Water	San Francisco
Waterworld USA/Sacramento	Water	Sacramento
White Water Bay	Water	Oklahoma City
Wyandot Lake	Water	Columbus, Ohio

(1)
We operate but do not wholly own this park.

        In 1998, we acquired the former Six Flags, which had operated regional theme parks under the Six Flags name for nearly forty years and established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, since the commencement of the 1998 season, we have rebranded nine of our parks as "Six Flags" parks.

        We hold exclusive long-term licenses for theme park usage throughout the United States (except the Las Vegas metropolitan area), Canada, Europe and Latin and South America (including Mexico) of a number of Warner Bros. and DC Comics characters. These characters include Bugs Bunny, Daffy Duck, Tweety Bird, Yosemite Sam, Batman, Superman and others. In addition, our European and Latin and South American licenses with Warner Bros. include the Hanna-Barbera and Cartoon Network characters, including Yogi Bear, Scooby-Doo, Flintstones and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at the parks, and to use the characters in our advertising, as walk-around characters and in theming for rides, attractions and retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

        Our parks are located in geographically diverse markets across North America. Our theme parks offer a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state- of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 1,150 rides, including over 150 roller coasters, making us the leading provider of "thrill rides" in the industry.

        We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to one of our Six Flags theme parks.

Strategy

        Our strategy for achieving continued growth includes pursuing growth at our existing parks and expanding our parks.

  Pursuing Growth at Our Existing Parks

        We believe there are substantial opportunities for growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of such expenses is relatively fixed during any given year. The primary elements of our strategy include:

  •
  Adding rides and attractions and improving overall park quality. We regularly make investments in the introduction of new rides and attractions at our parks. We believe that the introduction of marketable rides is an important factor in promoting our parks in order to increase market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, we generally will add new marketable attractions at that park only every two to four years.

  •
  Enhancing marketing and sponsorship programs. Our parks have benefitted from professional, creative marketing programs which emphasize our rides and attractions, breadth of available entertainment and value provided by each park. We have also implemented marketing programs that emphasize the Six Flags brand name, as well as the characters licensed from Warner Bros. and DC Comics and have successfully attracted well known sponsorship and promotional partners, such as Coca-Cola, Kodak, Nestlé, Sherwin-Williams, Hawaiian Tropic and various supermarket chains. We believe that our increased number of parks and annual attendance will enable us to expand and enhance our sponsorship and promotional programs.

  •
  Adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks.Since our Six Flags acquisition in 1998, we have added the "Six Flags" brand to nine of our parks. The rebranded parks have generally achieved attendance, revenue and per capita spending growth following the rebranding. We believe that this growth reflects significant gains in market penetration and geographic market expansion, as well as increased per capita spending, following rebranding. We have coupled the introduction of the "Six Flags" brand with aggressive marketing campaigns featuring the animated characters licensed from Warner Bros. and DC Comics and targeted capital investment in new rides and attractions. Further, a component of our acquisition strategy is to identify parks which we believe can also gain market penetration and geographic market expansion following our acquisition.

  •
  Increasing group sales, season passes and other pre-sold tickets. Group sales and pre-sold tickets provide us with a consistent and stable base of attendance, representing approximately 33.4% of aggregate attendance at the parks owned or operated by us during the nine months ended September 30, 2004. In addition, approximately 24.0% of our guests at those parks utilized season passes. We intend to continue emphasizing group sales and pre-sold ticket programs in our sales efforts and will establish aggressive new programs at any parks we acquire in the future where appropriate.

  •
  Using ticket pricing strategies to maximize ticket revenues and park utilization. We regularly review our ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases. We believe that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have been implemented successfully on a park-by-park basis in connection with the introduction of major new attractions or rides. In addition, we offer discounts on season, multi-visit and group tickets, as well as discounts on tickets for specific periods, in order to increase attendance at less popular times, such as weekdays and evenings.

  •
  Adding and enhancing restaurants and merchandise and other revenue outlets. We also seek to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding and upgrading merchandise outlets and games areas. We have successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino's, Subway, KFC, Nathan's Hot Dogs and Ben & Jerry's. Typically, we operate these revenue outlets and we are often the franchisee.

  •
  Adding special events. We have also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream and Fright Fest(R), Halloween events in which parks are transformed with supernatural theming, scary rides and haunting shows; Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks; and Holiday in the Park(R), a winter holiday event, in which two parks are transformed with winter and holiday theming.

  Expanding Our Parks

        We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities and water parks, in order to increase attendance and per capita spending. For example, we added a water park to Six Flags St. Louis for the 1999 season and to Six Flags Great Adventure for the 2000 season. For the 2005 season we will be debuting a new water park at Six Flags Great America. We own a significant amount of undeveloped land adjacent to several of our parks, which is suitable for development.

Marketing and Promotion

        We attract visitors through national and local multi-media marketing and promotional programs for each of our parks. The national programs are designed to market and enhance the Six Flags brand name. Local programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely changed each year to address new developments. Marketing programs are supervised by our Senior Vice President for Marketing, with the assistance of our senior management and a national advertising agency.

        We also develop partnership relationships with well-known national and regional consumer goods companies and retailers to supplement our advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. In addition, we arrange for popular local radio and television programs to be filmed or broadcast live from our parks.

        Group sales and pre-sold tickets provide us with a relatively consistent and stable base of attendance, representing approximately 33.4% of aggregate attendance at the parks which we owned or operated during the nine months ended September 30, 2004. Each park has a group sales and pre-sold ticket manager and a sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls.

        We have also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. During the nine months ended September 30, 2004, season pass attendance constituted approximately 24.0% of total attendance at parks we owned or operated during that season.

        A significant portion of our attendance is attributable to the sale of discount admission tickets. We offer discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, because such expenses are relatively fixed during the operating season.

        We also implement promotional programs as a means of targeting specific market segments and geographic locations not generally reached through group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a limited time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.

Licenses

        We have the exclusive right on a long-term basis to theme park usage of the Warner Bros. and DC Comics animated characters throughout the United States (except for the Las Vegas metropolitan area), Canada, Mexico, Europe and Latin and South America. In particular, our license agreements entitle us to use, subject to customary approval rights of Warner Bros., and in limited circumstances, approval rights of certain third parties, all animated cartoon and comic book characters that Warner Bros. and DC Comics have the right to license, including Batman, Superman, Bugs Bunny, Daffy Duck, Tweety Bird and Yosemite Sam, and include the right to sell merchandise using the characters. In addition, the Cartoon Network and Hanna- Barbera characters including Yogi Bear, Scooby-Doo and Flintstones are available for our use at theme parks throughout Europe and in Mexico and Latin and South America. In addition to basic license fees, we are required to pay a royalty fee on merchandise manufactured by or for us and sold that uses the licensed characters. Warner Bros. has the right to terminate the license agreements under certain circumstances including if any persons involved in the movie or television industries obtain control of us and upon a default under the subordinated indemnity agreement between us and Time Warner Inc. entered into in connection with our acquisition of the former Six Flags.

Park Operations

        We currently operate in geographically diverse markets in North America. Each of our parks is operated to the extent practicable as a separate operating division of Six Flags in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. Each park is managed by a general manager who reports to one of our regional Executive Vice Presidents (each of whom reports to our Chief Executive Officer). The general manager is responsible for all operations and management of the individual park. We also have an Executive Vice President responsible for retail and in-park spending at all of our parks. Local advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams.

        Each of our parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources, finance and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute our strategy and to maximize revenues and operating cash flow.

        Our parks are generally open daily from Memorial Day through Labor Day. In addition, most of our parks are open during weekends prior to and following their daily seasons, often in conjunction with themed events (such as Hallowscream, Fright Fest(R), Oktoberfest and Holiday in the Park(R)). Due to their location, certain parks have longer operating seasons. Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee.

Capital Improvements

        We regularly make capital investments in the introduction of new rides and attractions at our parks. We purchase both new and used rides and attractions. In addition, we rotate rides among parks to provide fresh attractions. We believe that the introduction of new rides and attractions is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, we generally add theming to acquired parks and enhance the theming and landscaping of our existing parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides, are expensed as incurred and therefore are not included in capital expenditures.

        Our level of capital expenditures is directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to drive attendance growth at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every two to four years in order to enhance the park's entertainment product.

Maintenance and Inspection

        Our rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks, as well as regular maintenance and are made through both visual inspection of the ride and test operation. Our senior management and the individual park personnel evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. We have approximately 970 full-time employees who devote substantially all of their time to maintaining the parks and their rides and attractions.

        In addition to our maintenance and inspection procedures, our liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The results of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. In certain states, state inspectors also conduct annual ride inspections before the beginning of each season. Sections of each park are subject to inspections by local fire marshals and health and building department officials. Furthermore, we use Ellis & Associates as water safety consultants at our parks in order to train life guards and audit safety procedures.

Insurance

        We maintain insurance of the type and in amounts that we believe are commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. For incidents arising after November 15, 2003, our self-insured retention is generally $2.5 million per occurrence ($2.0 million per occurrence for the twelve months ended on that date and $1.0 million per occurrence for the twelve months ended November 15, 2002) for our parks. Our self-insured retention after November 15, 2003 is $0.75 million for workers' compensation claims ($0.5 million for the two prior years). For most incidents prior to November 15, 2001, our policies did not provide for a self-insured retention. We also maintain fire and extended coverage, workers' compensation, business interruption and other forms of insurance typical to businesses in this industry. The fire and extended coverage policies insure our real and personal properties (other than land) against physical damage resulting from a variety of hazards. Since October 1, 2002, our property insurance policies (which includes business interruption insurance) have not covered risks related to terrorist activities. During 2001 and 2002 the premiums payable with respect to our insurance increased significantly. Our property insurance and liability insurance policies expire in October 2005.

Competition

        Our parks compete directly with other theme parks, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, our business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment. We believe our parks generally feature a sufficient variety of rides and attractions, restaurants, merchandise outlets and family orientation to enable them to compete effectively.

Seasonality

        Our operations are highly seasonal, with more than 85% of park attendance occurring in the second and third calendar quarters of each year and the most active period falling between Memorial Day and Labor Day. More than 85% of our revenues are earned in the second and third quarters of each year.

Environmental and Other Regulations

        Our operations are subject to federal, state and local environmental laws and regulations including laws and regulations governing water discharges, air emissions, soil and groundwater contamination, the maintenance of underground and above-ground storage tanks and the disposal of waste and hazardous materials. In addition, our operations are subject to other local, state and federal governmental regulations including, without limitation, labor, health, safety, zoning and land use and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at each park. We believe that we are in substantial compliance with applicable environmental and other laws and regulations.

        In addition, portions of the undeveloped areas at certain of our parks are classified as wetlands. Accordingly, we may need to obtain governmental permits and other approvals prior to conducting development activities that affect these areas, and future development may be prohibited in some or all of these areas.

Employees

        We employ approximately 2,500 full-time employees, and we employed approximately 33,500 seasonal employees during the 2004 operating season. In this regard, we compete with other local employers for qualified student and other candidates on a season-by-season basis. As part of the seasonal employment program, we employ a significant number of teenagers, which subjects us to child labor laws.

        Approximately 13.9% of our full-time and approximately 9.7% of our seasonal employees are subject to labor agreements with local chapters of national unions. These labor agreements expire in January 2006 (Six Flags Over Texas), December 2005 (Six Flags Over Georgia), December 2005 (Six Flags Great Adventure and Six Flags Magic Mountain), January 2006 (Six Flags St. Louis) and December 31, 2004 through December 31, 2007 (La Ronde). Other than a strike at La Ronde involving five employees from November 2003 to January 2004, we have not experienced any strikes or work stoppages by our employees, and we consider our employee relations to be good.

Legal Proceedings

        The nature of the industry in which we operate tends to expose us to claims by visitors, generally for injuries. Historically, the great majority of these claims have been minor. Although we believe that we are adequately insured against visitors' claims, if we become subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by employees, there may be a material adverse effect on our operations.

        In October 2004, our settlement of a purported class action litigation in the California Superior Court for Los Angeles County became effective. The plaintiffs in the litigation had alleged that security and other practices at our parks in Valencia, California, discriminated against visitors on the basis of race, color, ethnicity, national origin and/or physical appearance, and had asserted claims under California statutes and common law. Under the terms of the settlement, we paid $5.6 million into a settlement fund, provided 7,000 free tickets to the Valencia park, and accepted certain injunctive relief, in exchange for a complete, class-wide release of all claims within the scope of the master complaint, other than claims by 16 individuals who requested exclusion from the class. We have received a payment of $1.5 million from one of the two applicable insurance companies. We have commenced legal action against the other insurer.

        On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England, and on September 1, 2004 a lawsuit was commenced against us and the ride manufacturer on behalf of the decedent's estate and members of his immediate family. The park is covered by our multi-layered general liability insurance coverage of up to $100.0 million per occurrence, with a $2.5 million self-insurance retention. At this time we do not believe that the impact of this incident, including the resulting lawsuit, will have a material adverse effect on our consolidated financial position, operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to our directors and executive officers.

NAME	AGE	POSITION WITH COMPANY
Kieran E. Burke	47	Chairman and Chief Executive Officer; Director
James F. Dannhauser	52	Chief Financial Officer; Director
John E. Bement	52	Executive Vice President
Hue W. Eichelberger	46	Executive Vice President
Thomas J. Iven	46	Executive Vice President
John Odum	47	Executive Vice President
Charles Salemi	40	Senior Vice President of Marketing
Brian Jenkins	42	Senior Vice President of Finance
Walter S. Hawrylak	57	Senior Vice President and Secretary
James M. Coughlin	53	General Counsel
Paul A. Biddelman	58	Director
Michael E. Gellert	73	Director
Francois Letaconnoux	53	Director
Robert J. McGuire	67	Director
Stanley S. Shuman	69	Director

        KIERAN E. BURKE has served as our Chief Executive Officer and a Director of our company since October 1989 and Chairman of the Board since June 1994. Commencing in June 2004, he also became President and Chief Operating Officer. From 1989 through June 1994, he was also President of our company. Mr. Burke was an investment banker prior to becoming our President.

        JAMES F. DANNHAUSER became our Chief Financial Officer in October 1995 and has served as a Director of our company since December 1992. From 1990 through June 1996, Mr. Dannhauser was a managing director of Lepercq de Neuflize & Co. Incorporated, an investment banking firm. Mr. Dannhauser is a member of the board of directors of Lepercq and of MeriStar Hospitality Corporation.

        JOHN E. BEMENT has served as an Executive Vice President of our company since May 1998. From January 1993 to May 1998, Mr. Bement was the General Manager at Six Flags Over Georgia.

        HUE W. EICHELBERGER has served as an Executive Vice President of our company since 1996. Prior to that time, he served as General Manager of Adventure World (now Six Flags America) since 1992.

        THOMAS J. IVEN has served as an Executive Vice President of our company since November 2000 and before that had been General Manager of Six Flags St. Louis since August 1998. From 1996 to August 1998, Mr. Iven was Regional Director of Retail Operations of the Six Flags Texas region. From 1992 to 1996, Mr. Iven served as Vice President of Retail Operations at Six Flags Over Texas.

        JOHN ODUM has served as an Executive Vice President of our company since November 2003 and before that had been General Manager of Six Flags Over Georgia since 2000. From 1998 to 2000, Mr. Odum served as General Manager of Six Flags Fiesta Texas and from 1996 to 1998 he served as General Manager of Six Flags St. Louis.

        CHARLES SALEMI has served as our Senior Vice President of Marketing since September 2001. Prior to that time, he served as our Regional Vice President of Marketing for the Eastern Region of

North America. Mr. Salemi started with our company in 1997 as the Director of Marketing for Six Flags Great America and Six Flags St. Louis. Prior to that time, Mr. Salemi worked in marketing for Ogden Entertainment Services and Ringling Bros. and Barnum and Bailey Circus.

        BRIAN JENKINS has served as our Senior Vice President of Finance since April 2000 and before that as our Vice President of Finance since April 1998. Prior to that time, Mr. Jenkins served as Regional Vice President of Finance for the former Six Flags from 1996 to 1998. Prior to joining the former Six Flags, Mr. Jenkins served in various financial positions with FoxMeyer Health Corporation from 1990 to 1996, most recently as Vice President of Business Development and Corporate Planning.

        WALTER S. HAWRYLAK has served as our Senior Vice President since June 2002 and as our Secretary since June 2001 and before that as Vice President since June 2000. Prior to that time, Mr. Hawrylak served as our Director of Administration since September 1999. From May 1997 to September 1999, Mr. Hawrylak was Executive Vice President and Chief Financial Officer of Entercitement, from October 1995 to May 1997 he served as Vice President and Chief Financial Officer of Callaway Gardens and from March 1994 to October 1995 he served as Vice President and Chief Financial Officer of Universal Studios Hollywood.

        JAMES M. COUGHLIN has served as our General Counsel since May 1998. Prior to that time, Mr. Coughlin was a partner at the law firm of Baer Marks & Upham LLP since 1991.

        PAUL A. BIDDELMAN has served as a Director of our company since December 1992. Since December 1997, Mr. Biddelman has been president of Hanseatic Corporation, a private investment company. Prior to that time, he was treasurer of Hanseatic for more than five years. Mr. Biddelman also serves as a director of Insituform Technologies, Inc., Celadon Group, Inc., SystemOne Technologies Inc. and Star Gas Partners, L.P.

        MICHAEL E. GELLERT has served as a Director of our company since March 1989. He previously served as a Director of our company and as a Trustee of Tierco, a Massachusetts business trust and the predecessor of our company, from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of our company. Mr. Gellert is a general partner of Windcrest Partners, a private investment partnership. Mr. Gellert also serves as a director of Devon Energy Corp., High Speed Access Corp., Humana Inc., Seacor Smit Inc., Smith Barney World Funds, Inc. and Travelers Series Fund Inc.

        FRANCOIS LETACONNOUX has served as a Director of our company since June 2000. Since June 1993, Mr. Letaconnoux has been President and Chief Executive Officer of Lepercq de Neuflize & Co. Incorporated, an investment banking firm. He also serves as a trustee to The Lepercq Istel Fund, Tocqueville Fund and the Asia Pacific Venture Limited II, which are investment companies, and as a director of Pathe, S.A., a French entertainment company.

        ROBERT J. MCGUIRE has served as a Director of our company since June 2003. Since January 1998, Mr. McGuire has served as counsel to Morvillo, Abramowitz, Grand, Iason & Silberburg, P.C., a New York law firm. Prior thereto, he served as Police Commissioner of The City of New York, Chairman and Chief Executive Officer of Pinkerton's Inc. and President of Kroll Associates Inc. Mr. McGuire also serves as a director of Emigrant Savings Bank, Mutual of America Investment Corp., Brazilian Equity Fund, GAM Fund Inc., GAM Avalon Multi Funds, and Trump Hotels and Casino Resorts.

        STANLEY S. SHUMAN has served as a Director of our company since June 2000. Mr. Shuman is Managing Director of Allen & Company LLC, a New York based investment banking firm. Allen & Company LLC was one of the initial purchasers of the original note offering. Mr. Shuman also serves as a director of the News Corporation Limited.

DESCRIPTION OF OTHER INDEBTEDNESS AND PIERS

Credit Agreement

        On July 8, 2002, Six Flags, Six Flags Operations and Six Flags Theme Parks Inc. (as primary borrower) and the lenders party thereto, entered into an amended and restated credit agreement (as subsequently amended, the "Credit Agreement"), which provides for an aggregate of $1.1 billion of credit facilities. Borrowings under the Credit Agreement are guaranteed by Six Flags and Six Flags Operations and its domestic subsidiaries and secured by substantially all of the domestic assets of Six Flags Operations and its domestic subsidiaries and a pledge of the capital stock of Six Flags Operations and its domestic subsidiaries and a pledge of 65% of the capital stock of their first-tier foreign subsidiaries. The three credit facilities under the Credit Agreement are as follows:

  •
  a five-year $300.0 million working capital revolving credit facility, of which none was outstanding at September 30, 2004;

  •
  a five-year $100.0 million multicurrency reducing revolving credit facility, of which none was outstanding at September 30, 2004; and

  •
  a six-year $655.0 million term loan facility, of which $653.3 million was outstanding at September 30, 2004.

        On November 25, 2003, we entered into an amendment to our Credit Agreement, pursuant to which we amended the covenants relating to the leverage ratio through 2005 and the fixed charge coverage ratio through June 30, 2007 in order to provide us with additional financial flexibility given the operating conditions we have been experiencing recently. In addition, pursuant to the amendment we are permitted to enter into fixed-to-floating rate debt swap agreements so long as our total floating rate debt does not exceed 50% of our total debt as of the swap date. In exchange for our lenders' consent to the amendment, we agreed to an increase of 0.25% in the interest rates we are charged on our borrowings under the Credit Agreement.

        On November 5, 2004, we entered into an additional amendment to our Credit Agreement pursuant to which we amended the covenants relating to the leverage ratio through 2006 and the fixed charge coverage ratio through 2007 in order to provide us with additional financial flexibility given the operating conditions we have been experiencing recently. In exchange for our lenders' consent to the amendment, we agreed to an increase of 0.25% in certain limited circumstances in the interest rates we are charged on our borrowings under the Credit Agreement. We also agreed to pay a 1% prepayment penalty if we refinance all or any portion of the term loans under our Credit Agreement prior to November 5, 2005.

        The interest rate on borrowings under the Credit Agreement can be fixed at our option for monthly periods ranging from one to six months. The interest rate is based upon specified levels above the applicable base rate or LIBOR. At September 30, 2004 and the date of this prospectus, the weighted average interest rate on the term loan, the only outstanding borrowings under the Credit Agreement, including the effect of interest rate swaps, was 5.40% and 5.46% per annum, respectively. The working capital revolving credit facility must be repaid in full for 30 consecutive days during each year and this facility terminates on June 30, 2008. The multicurrency reducing revolving credit facility, which permits optional prepayments and reborrowings, requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008 and this facility terminates on the earlier of the final maturity of the term loan and June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009. Under the Credit Agreement, the maturity of the term loan will be shortened to (1) August 1, 2008, if prior to such date we do not repay or refinance all of our 2009 Notes and (2) December 31, 2008, if prior to such date our outstanding preferred stock ($287.5 million liquidation preference) is not redeemed or converted into common stock. Mandatory prepayments and commitment reductions are required to be made to the facilities upon the occurrence of certain events.

        The Credit Agreement prohibits Six Flags Operations and its subsidiaries from making cash distributions to us, subject to certain exceptions. Under our Credit Agreement, Six Flags Operations is permitted to pay dividends to us from cash generated by operations of up to $75.0 million (of which $8.9 million has been dividended as of the date of this prospectus and $66.1 million remains available) in order to enable us to pay amounts payable in respect of any refinancing or repayment of debt under the indentures governing our outstanding notes. Additional cash distributions to us by Six Flags Operations and its subsidiaries generally are limited to an amount equal to the sum of (1) cash interest payments on the notes issued under our indentures, including these notes, (2) payments we are required to make under our agreements with our partners at the Partnership Parks, and (3) cash dividends on our preferred stock. The latter provisions would not permit Six Flags Operations and its subsidiaries to distribute cash to us (other than the remaining $66.1 million of permitted dividends referred to above) to fund payments for repurchases upon a fundamental change or delivery of cash upon conversion. Six Flags Operations may not make cash distributions to us unless it is in compliance with the financial and other covenants set forth in the Credit Agreement and it is not otherwise in default thereunder.

Six Flags 9 1/2% Senior Notes Due 2009

        The Six Flags 9 1/2% Senior Notes due 2009 are senior obligations of Six Flags, initially issued in the aggregate principal amount of $375.0 million. The 2009 Notes mature on February 1, 2009, bear interest at the rate of 9 1/2% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2009 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments. Prior to December 30, 2004, the net proceeds from the Convertible Notes Offering were used, in part, to repurchase $44.3 million aggregate principal amount of the 2009 Notes. In addition, on December 30, 2004, $123.5 million aggregate principal amount of the 2009 Notes were called for redemption on February 1, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date, with the remaining net proceeds from the Convertible Notes Offering. The net proceeds from the original note offering will be used to redeem the remaining $181.2 million aggregate principal amount of outstanding 2009 Notes on February 7, 2005, at the applicable redemption premium of 104.750%, plus accrued and unpaid interest to the redemption date.

Six Flags 8 7/8% Senior Notes Due 2010

        The Six Flags 8 7/8% Senior Notes due 2010 are senior obligations of Six Flags, in the aggregate principal amount of $300.3 million. These notes mature on February 1, 2010, bear interest at the rate of 8 7/8% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2010 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments. Prior to December 30, 2004, the net proceeds from the Convertible Notes Offering were used, in part, to repurchase $102.7 million aggregate principal amount of the 2010 Notes.

Six Flags 9 3/4% Senior Notes due 2013

        The Six Flags 9 3/4% Senior Notes due 2013 are senior obligations of Six Flags, in the aggregate principal amount of $388.0 million. These notes mature on April 15, 2013, bear interest at the rate of 9 3/4% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2013 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments.

Six Flags 9 5/8% Senior Notes due 2014

        The Six Flags 9 5/8% Senior Notes due 2014 are senior obligations of Six Flags in the aggregate principal amount of $503.7 million, $308.7 million of which were initially issued on December 5, 2003 and $195.0 million of which were issued in the original note offering. These notes mature on June 1, 2014, bear interest at the rate of 9 5/8% per annum and are not guaranteed by our subsidiaries. The indenture governing the 2014 Notes contains negative covenants, which may significantly limit or prohibit us from engaging in certain types of transactions, including, among other things, incurring additional indebtedness, creating liens on our assets, paying dividends, selling assets, engaging in mergers or acquisitions and making investments. The old notes were issued as additional notes under an indenture, dated as of December 5, 2003, between us and The Bank of New York, as trustee, pursuant to which on December 5, 2003, we issued $325.0 million aggregate principal amount of our 9 5/8% Senior Notes due 2014. The registered notes offered by this prospectus and the notes previously issued under the indenture will be treated as a single class of securities under the indenture. Upon consummation of the exchange offer, the registered notes will have the same CUSIP number as the publicly registered notes previously issued under the indenture and will trade freely with them.

Six Flags 4.50% Convertible Senior Notes due 2015

        The Six Flags 4.50% Convertible Senior Notes due 2015 are senior obligations of Six Flags, in the aggregate principal amount of $299.0 million. These notes mature on May 15, 2015, bear interest at the rate of 4.50% per annum and are not guaranteed by our subsidiaries. Holders of the Convertible Notes may convert them into shares of our common stock at any time prior to their maturity date at a conversion price of $6.35 per share (equivalent to an initial conversion rate of 157.4803 shares of common stock for each $1,000 principal amount of Convertible Notes), subject to adjustment and except during specified non-convertibility periods. Upon conversion, we have the option to deliver common stock, cash or a combination of cash and common stock. In the event of certain types of fundamental changes, we will increase the number of shares issuable upon conversion or, in lieu thereof, we may elect to adjust the conversion obligation and conversion price so that the Convertible Notes are convertible into shares of the acquiring or surviving company. In addition, upon the occurrence of a fundamental change, holders of the Convertible Notes may require us to repurchase for cash all or part of their Convertible Notes. A "fundamental change" includes those events that constitute a "change of control" under the notes or the termination of trading in our common stock.

PIERS

        On January 23, 2001, we issued and sold 11,500,000 PIERS in a public offering. Each PIERS represents one one-hundredth of a share of our 7 1/4% convertible preferred stock, par value $1.00 per share, and entitles the holder to that proportion of all the rights, preferences and privileges (including dividend, conversion, voting and liquidation rights and preferences) of a share of the convertible preferred stock. The PIERS, as representative of beneficial ownership interests in the convertible preferred stock, have a liquidation preference of $25.00 per share, plus an amount equal to accrued and unpaid dividends. The dividend rate for the PIERS is 7 1/4% of the liquidation preference per annum on a cumulative basis from the date of issuance. The PIERS rank, with respect to dividend rights and upon liquidation, winding up or dissolution, junior to all our existing and future debt obligations.

        The PIERS are convertible at any time prior to August 15, 2009, at the option of the holder, into shares of our common stock at an initial conversion price of $20.85 per share of common stock, subject to adjustment in certain circumstances. In addition, at any time on or after February 15, 2004, we may at our option cause the PIERS to be automatically converted, but only if for 20 trading days within any period of 30 consecutive trading days (including the last day of the period), the closing price of our common stock on the New York Stock Exchange exceeds 120% of the then prevailing conversion price.

        We are required to redeem all outstanding PIERS on August 15, 2009 for cash at 100% of the liquidation preference, plus accrued and unpaid dividends.

        If we become subject to a change in control, each holder of the PIERS will have the right to require us to purchase any or all of the PIERS of that holder at a purchase price equal to 100% of the liquidation preference, plus accrued and unpaid dividends to the date of purchase. This right will be subject to our obligation to (i) repay our debt obligations in full under the Credit Agreement, (ii) repay all of our own and our subsidiaries' indebtedness, including the notes, that is tendered for redemption or required to be repaid and (iii) redeem any capital stock ranking senior to the PIERS tendered for purchase, in each case, in connection with the change in control. This right is also subject to our compliance with the restricted payments covenants in our indentures, other than the indenture relating to the notes. When we have satisfied these obligations, we will purchase all PIERS tendered by a holder upon a change in control.

DESCRIPTION OF REGISTERED NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the term "Company" refers only to Six Flags, Inc. and not to any of its subsidiaries.

        The old notes were issued as additional notes under the indenture, dated as of December 5, 2003, between the Company and The Bank of New York, as trustee. On December 5, 2003, we issued $325.0 million aggregate principal amount of our 9 5/8% Senior Notes due 2014 under the indenture, and we subsequently exchanged all but $130,000 aggregate principal amount of these notes for publicly-registered notes with identical terms. The old notes, the registered notes offered hereby and the notes previously issued under the indenture will be treated as a single class of debt securities under the indenture, including for purposes of redemptions, offers to purchase and determining whether the required percentage of holders have given their approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all holders. For purposes of this description, unless the context otherwise requires, references to the "notes" includes the old notes, the registered notes offered hereby, the notes previously issued under the indenture and any additional notes issued under the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as indicated below under "—Additional Information."

Brief Description of the Notes

        The notes:

  •
  are general unsecured obligations of the Company;

  •
  are equal in right of payment with all existing and future senior indebtedness of the Company, except that the notes will be effectively subordinated to the Company's senior indebtedness to the extent of the value of the assets, if any, securing that senior indebtedness;

  •
  are not guaranteed by the Company's subsidiaries; and

  •
  are structurally subordinated to all Indebtedness and other liabilities, including trade payables, of the Company's subsidiaries.

        As of September 30, 2004, after giving effect to the Convertible Notes Offering and the use of proceeds therefrom, and the original note offering and the use of proceeds therefrom, the Company would have had approximately $1,489.3 million of senior indebtedness, consisting of $299.6 million in aggregate principal amount of its 8 7/8% senior notes due 2010, $388.0 million in aggregate principal amount of its 9 3/4% senior notes due 2013, $502.7 million in aggregate principal amount of its 9 5/8% senior notes due 2014 (which amount includes the $195.0 million aggregate principal amount of notes offered hereby), and $299.0 million in aggregate principal amount of its 4.50% senior convertible notes due 2015. The Company has also guaranteed the obligations of the borrowers under the Credit Agreement and has granted the lenders thereunder a security interest in its assets (other than its interests in the Partnership Parks). The notes will rank equally in right of payment with all of this indebtedness.

        As of September 30, 2004, the Company's subsidiaries on a combined basis had approximately $674.4 million of indebtedness, all of which is secured ($653.3 million of which is secured indebtedness under the Credit Agreement). As of September 30, 2004, an additional $380.3 million was available for borrowing under the revolving credit facilities of the Credit Agreement.

        In the event of a bankruptcy, liquidation or reorganization of any of the Company's subsidiaries, the subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company. The Company's subsidiaries generate substantially all of the Company's consolidated revenues and hold substantially all of the Company's consolidated assets.

        As of the date of the indenture, all of the Company's subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the caption "Certain Covenants—Designations of Restricted and Unrestricted Subsidiaries," the Company will be able to designate certain of its Subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture.

        In addition to its obligations under outstanding indebtedness, the Company has guaranteed the obligations of some of its subsidiaries to:

  •
  make minimum annual distributions (which amounted to approximately $53.2 million in 2004), subject to annual cost of living adjustments in subsequent years, to the limited partners in the Partnership Parks (of which the Company received approximately $17.1 million in 2004 due to its ownership interest);

  •
  make minimum capital expenditures at each of the Partnership Parks during rolling 5-year periods, based generally on 6% of each park's revenues; and

  •
  purchase at specified prices a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of limited partnership units outstanding (to the extent tendered by unit holders).

The Company expects to use cash flow from operations at the Partnership Parks to satisfy its annual distribution and capital expenditure obligations with respect to the Partnership Parks before it uses any of its other funds.

        In December 2004, we guaranteed the payment of a $31.0 million construction term loan incurred by HWP Development LLC (a joint venture in which we own a 41% interest) for the purpose of financing the construction and development of a hotel and indoor water park project to be located adjacent to our Great Escape park near Lake George, New York. The guarantee will be released upon full payment and discharge of the loan, which matures on December 17, 2009. As security for the guarantee, we deposited $8.0 million in a cash collateral account.

        Pursuant to the Subordinated Indemnity Agreement, the Company has agreed to indemnify Time Warner in respect of its guarantee of the obligations of the Company under the Partnership Parks Agreements set forth in the preceding paragraph. In addition, pursuant to the terms of the Subordinated Indemnity Agreement, the Company and its subsidiaries, other than Six Flags Operations Inc. and its subsidiaries, may not secure any Indebtedness of Six Flags Operations Inc. or any of its subsidiaries with any of the assets of, or guarantees by, the Company or any of its subsidiaries, other than Six Flags Operations Inc. and its subsidiaries. To secure the Company's obligations under the Subordinated Indemnity Agreement, the Company granted Time Warner and its affiliates certain security interests in the entities that hold the Company's interests in the Partnership Parks.

Principal, Maturity and Interest

        On January 18, 2005 the Company issued notes with a maximum aggregate principal amount of $195.0 million. The indenture provides that the Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on June 1, 2014. Subject to compliance with the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company is permitted to issue more notes under the indenture in an unlimited principal amount. Any additional notes that are actually issued will be treated as issued and outstanding notes and of the same class as the previously issued notes for all purposes of the indenture and this "Description of Notes," unless the context clearly indicates otherwise.

        Interest on the notes will accrue at the rate of 9 5/8% per annum and will be payable semi-annually in arrears on June 1 and December 1. The first interest payment will be made on June 1, 2005. The Company will make each interest payment to holders of record of the notes on the immediately preceding May 15 and November 15. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 1, 2004. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to the Company, the Company will make all principal, premium and interest payments on the notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

        The registered holder of a note will be treated as the owner of it for all purposes under the indenture.

Optional Redemption

        At any time prior to June 1, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes (which includes additional notes, if any) originally issued under the indenture at a redemption price of 109.625% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Public Equity Offerings and/or the net cash proceeds of a Strategic Equity Investment; provided that:

          (1)   at least 65% of the aggregate principal amount of notes (which includes additional notes, if any) originally issued remains outstanding immediately after the occurrence of each redemption (excluding registered notes held by the Company and its subsidiaries); and

          (2)   any redemption must occur within 60 days of the date of the closing of the Public Equity Offering and/or Strategic Equity Investment.

        Except pursuant to the preceding paragraph, the notes will not be redeemable at the Company's option prior to June 1, 2009. On or after June 1, 2009, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning on June 1 of the years indicated below:

Year	Percentage
2009	104.813%
2010	103.208%
2011	101.604%
2012 and thereafter	100.000%

        If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the note is registered at the close of business on that record date, and no additional interest will be payable to holders whose notes will be subject to redemption by the Company.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder's notes pursuant to the Change of Control Offer. In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest thereon, if any, to the date of purchase. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes pursuant to the procedures required by the indenture and described in the notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent the laws and regulations are applicable in connection with the repurchase of notes as a result of a Change of Control.

        On the Change of Control Payment Date, the Company will, to the extent lawful:

          (1)   accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

          (2)   deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

          (3)   deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

        The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for the notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple thereof.

        If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the person in whose name a note is registered at the close of business on that record date, and no additional interest will be payable to holders who tender in the Change of Control Offer.

        The indenture will provide that the Company will fix the Change of Control Payment Date no earlier than 30 days and no later than 60 days after the Change of Control Offer is mailed as set forth above. Prior to complying with the provisions of the preceding sentence, but in any event within 90 days following a Change of Control, the Company will either repay all of its and its subsidiaries' outstanding Indebtedness or obtain the requisite consents, if any, under all agreements governing all the outstanding Indebtedness to the extent necessary to permit the repurchase of notes required by this covenant.

        The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The Company's ability to repurchase notes in connection with a Change of Control Offer may be limited by a number of factors. The occurrence of certain events that constitute a Change of Control would constitute a default under the Credit Agreement. In that event, borrowing under the Credit Agreement must be repaid in full before any cash distribution may be made to Six Flags to fund its repurchase obligations under the indenture and the other Six Flags indentures. Also, certain events that may constitute a change of control under the Credit Agreement and cause a default under that agreement may not constitute a Change of Control under the indenture. Future indebtedness of the Company and its subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require the indebtedness to be repurchased upon a Change of Control. The Company's failure to make a Change of Control Offer when required or to purchase tendered notes when tendered would constitute an Event of Default under the indenture, which would, in turn, constitute a default under substantially all of the Company's and its subsidiaries' indebtedness. See "Risk Factors—Risk Factors Relating to the Notes—Holding company structure," "—Restrictive covenants" and "—Change of control."

        The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable to a Change of Control. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under the Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its subsidiaries taken as a whole to another person or group may be uncertain.

        To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by the board of directors of the Company or that Restricted Subsidiary, of the assets or Equity Interests issued or sold or otherwise disposed of; and

          (2)   at least 75% of the consideration therefor received by the Company or the Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities (as shown on the Company's or the Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinate to the notes) that are assumed by the transferee of any assets that releases the Company or the Restricted Subsidiary from further liability or, in the case of the sale of Capital Stock, that are assumed by the transferee by operation of law; and

            (b)   any securities, notes or other obligations received by the Company or the Restricted Subsidiary from the transferee that are promptly (subject to ordinary settlement periods) converted by the Company or the Restricted Subsidiary into cash (to the extent of the cash received in that conversion).

        Notwithstanding the immediately preceding paragraph, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with that paragraph if (1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of that Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of (as determined in good faith by the board of directors of the Company or the applicable Restricted Subsidiary) and (2) at least 75% of the consideration of that Asset Sale constitutes assets or other property of a kind usable by the Company or its Restricted Subsidiaries in the business of the Company and its Restricted Subsidiaries as conducted by the Company and its Restricted Subsidiaries on the date of the indenture; provided that any consideration not constituting assets or property of a kind usable by the Company and its Restricted Subsidiaries in the business conducted by them on the date of the indenture and received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph will constitute Net Proceeds subject to the provisions of the two succeeding paragraphs.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary may apply the Net Proceeds:

          (1)   to repay Senior Debt and, if Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another person (or business unit or division of the person); provided that the primary business of the person (or unit or division) is a Permitted Business;

          (3)   to fund obligations of the Company or any Restricted Subsidiary under the Partnership Parks Agreements or the Subordinated Indemnity Agreement;

          (4)   to acquire Capital Stock of a Restricted Subsidiary of the Company held by persons other than the Company or any Restricted Subsidiary;

          (5)   to make a capital expenditure;

          (6)   to acquire other long-term assets that are used or useful in a Permitted Business; or

          (7)   to commit to undertake any of the actions specified in clauses (2), (3), (4), (5) or (6) above, provided that the action is consummated within 90 days from the end of the 365-day period.

        Pending the final application of any of the Net Proceeds, the Company or the Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company will be required to make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness of the Company that rank equally with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redemptions with the proceeds of sales of assets to purchase the maximum principal amount of notes and other equally ranking Indebtedness of the Company that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use the Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other Indebtedness tendered into the Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the other Indebtedness to be purchased on a pro rata basis. Upon completion of the Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        If the Asset Sale purchase date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the person in whose name a note is registered at the close of business on that record date, and no additional interest will be payable to holders of the notes who tender notes in the Asset Sale Offer.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent the laws and regulations are applicable in connection with the repurchase of notes pursuant to an Asset Sale Offer.

        To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

        Under the terms of the Credit Agreement, the payment of dividends and other distributions by Six Flags Operations which would be necessary to fund any Asset Sale Offer are subject to certain specified financial tests which significantly restrict their ability to pay dividends or make other distributions. See "Risk Factors—Risk Factors Relating to the Notes—Substantial leverage," "—Holding company structure" and "—Restrictive covenants."

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

          (1)   if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)   if the notes are not so listed, on a pro rata basis, by lot or by the method that the trustee will deem fair and appropriate.

        No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original notes will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Restrictive Covenants

  Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution on account of any Equity Interests of the Company (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of any Equity Interests of the Company in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at Stated Maturity; or

          (4)   make any Restricted Investment (all the payments and other actions set forth in clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to the Restricted Payment:

            (a)   no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof; and

            (b)   the Company would, at the time of the Restricted Payment and after giving pro forma effect thereto as if the Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock;" and

            (c)   the Restricted Payment, together with the aggregate amount of all other Restricted Payments declared or made after the Issue Date (excluding Restricted Payments permitted by clauses (2) and (3) of the next succeeding paragraph) will not exceed, at the date of determination, the sum, without duplication, of

              (A)  an amount equal to the Company's Consolidated Cash Flow for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after June 30, 1999 to the end of the Company's most recently ended full fiscal quarter for which financial statements have been filed with the Commission (the

      "Basket Period") less the product of 1.4 times the Company's Consolidated Interest Expense for the Basket Period, plus

              (B)  100% of the aggregate net cash proceeds received by the Company after June 30, 1999 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale after June 30, 1999 of Disqualified Stock or debt securities of the Company that have been converted into Equity Interests (other than (x) Equity Interests, Disqualified Stock or convertible debt securities sold to a Subsidiary of the Company and (y) any sale of Equity Interests of the Company the net cash proceeds of which are applied pursuant to clause (2) of the immediately succeeding paragraph), plus

              (C)  to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to the Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of the Restricted Investment, plus

              (D)  to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the Issue Date, the fair market value of the Company's or its Restricted Subsidiary's, as the case may be, Investment in the Subsidiary as of the date of the redesignation.

        The preceding provisions will not prohibit:

          (1)   the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration the payment would have complied with the provisions of the indenture;

          (2)   the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any net cash proceeds that are utilized for any redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (c)(B) of the preceding paragraph;

          (3)   the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

          (4)   so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), the purchase, redemption, retirement or other acquisition by the Company or any Restricted Subsidiary of the Company of partnership interests held by the partners in the limited partners of the Co-Venture Partnerships, the co-general partner of the Co-Venture Partnerships or, in each case, their successors, in accordance with and in the manner required or permitted by the terms of the Partnership Parks Agreements;

          (5)   so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), any transactions pursuant to or contemplated by, and payments made in connection with, and in accordance with the terms of, the Partnership Parks Agreements and the Marine World Agreements;

          (6)   so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), any transactions pursuant to or contemplated by, and payments made in connection with, and in accordance with the terms of, the Subordinated Indemnity Agreement;

          (7)   in the event the Company issues common stock in exchange for or upon conversion of PIERS (or Convertible Preferred Stock underlying the PIERS), cash payments made in lieu of the issuance of fractional shares of common stock, not to exceed $500,000 in the aggregate in any fiscal year;

          (8)   the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company from employees, former employees, directors or former directors of the Company or any of its Restricted Subsidiaries (or permitted transferees of employees, former employees, directors or former directors); provided, however, that the aggregate amount of the repurchases will not exceed $5.0 million in any 12-month period; and

          (9)   so long as no Default or Event of Default has occurred and is continuing (or could result therefrom), the payment of dividends on the PIERS (or the underlying Convertible Preferred Stock) or the redemption of the then outstanding PIERS (or the underlying Convertible Preferred Stock) on August 15, 2009, in each case in accordance with the terms thereof as in effect on the date of the indenture.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or the subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination will be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment (other than any Restricted Payment permitted pursuant to clauses (1) through (9) of the immediately preceding paragraph), the Company will deliver to the trustee an Officers' Certificate stating that the Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

  Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if the designation would not cause a Default; provided that in no event will the business currently operated by Six Flags Operations or Six Flags Theme Parks be transferred to or held by any Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "—Restricted Payments." All outstanding Investments will be valued at their fair market value at the time of the designation. That designation will only be permitted if the Restricted Payment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Company's Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue shares of preferred stock if the Company's Debt to Cash Flow Ratio at the time of incurrence of the Indebtedness or the issuance of Disqualified Stock or preferred stock, as the case may be, after giving pro forma effect to the incurrence or issuance as of that date and to the use of the proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of the Company for which financial statements have been furnished or are required to be furnished to holders of the notes pursuant to the covenant described below under the caption "—Reports," would have been no greater than 6.0 to 1.

        The Company also will not incur any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company unless the Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of the Company will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured.

        The first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1)   the incurrence by the Company and its Restricted Subsidiaries of additional Indebtedness under Credit Facilities, in an amount equal to $1.5 billion;

          (2)   the incurrence by the Company and its Restricted Subsidiaries of additional revolving credit Indebtedness and letters of credit pursuant to Credit Facilities in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) at any one time outstanding not to exceed the Specified Amount as of the date of incurrence; provided that, the aggregate principal amount of all Indebtedness incurred pursuant to this clause (2) is reduced to an outstanding balance of $1.0 million or less for at least 30 consecutive days in each fiscal year;

          (3)   the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

          (4)   the incurrence by the Company of Indebtedness represented by the notes (other than any additional notes);

          (5)   the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or the Restricted Subsidiary, in an aggregate principal amount not to exceed $50.0 million at any time outstanding;

          (6)   the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness and Indebtedness incurred pursuant to clauses (1) and (2) above) that was permitted by the indenture to be incurred;

          (7)   the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

            (a)   if the Company is the obligor on any intercompany Indebtedness, the Indebtedness is, if any Default or Event of Default with respect to the Company occurs and is continuing, expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes; and

            (b)   (A) any subsequent issuance or transfer of Equity Interests that results in any intercompany Indebtedness being held by a person other than the Company or a Restricted Subsidiary thereof and (B) any sale or other transfer of any intercompany Indebtedness to a person that is not either the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of intercompany Indebtedness by the Company or the Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

          (8)   the incurrence by the Company or any of its Restricted Subsidiaries of (a) Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture to be incurred and (b) Currency Agreements that do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder;

          (9)   Indebtedness in respect of performance bonds, letters of credits, surety or appeal bonds, prior to any drawing thereunder, for or in connection with pledges, deposits or payments made or given in the ordinary course of business;

          (10) the guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant (including, without limiting the generality of the foregoing, the guarantee by the Company or any Restricted Subsidiary of the Company of Existing Indebtedness);

          (11) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, this event will be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Company that was not permitted by this clause (11); and

          (12) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (12), not to exceed $100.0 million.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (12) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) the item of Indebtedness in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on preferred stock in the form of additional shares of the same class of preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock for purposes of this covenant; provided, in each case, that the amount thereof is included in Consolidated Indebtedness of the Company as accrued.

  Sale and Leaseback Transactions

        The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or a Restricted Subsidiary of the Company may enter into a sale and leaseback transaction if:

          (1)   the Company could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to the sale and leaseback transaction pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Additional Indebtedness and Issuance of Preferred Stock" or pursuant to clause (6) of the second paragraph of that covenant and (b) incurred a Lien to secure the Indebtedness pursuant to the covenant described below under the caption "—Liens;"

          (2)   the gross cash proceeds of the sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an officers' certificate delivered to the trustee) of the property that is the subject of the sale and leaseback transaction; and

          (3)   the transfer of assets in the sale and leaseback transaction is permitted by, and the Company or the Restricted Subsidiary applies the proceeds of the transaction in compliance with, the covenant described above under the caption "—Asset Sales."

  Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing trade payables, Attributable Debt or Indebtedness on any asset now owned or hereafter acquired, except Permitted Liens, unless (A) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the notes, the notes are secured by a Lien on that property or those assets or proceeds that is senior in priority to those Liens, with the same relative priority as that subordinate or junior Indebtedness will have with respect to the notes and (B) in all other cases, the notes are secured by that Lien on an equal and ratable basis.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

          (2)   make loans or advances to the Company or any of its Restricted Subsidiaries; or

          (3)   transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   Existing Indebtedness and Indebtedness under Credit Facilities and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of Existing Indebtedness and Indebtedness under Credit Facilities, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to that dividend and other payment restrictions than those contained in the agreements governing the Existing Indebtedness and Indebtedness under Credit Facilities on the date of the indenture;

          (2)   the Partnership Parks Agreements, the Marine World Agreements or the Subordinated Indemnity Agreement;

          (3)   the terms of any Indebtedness permitted by the indenture to be incurred by any Restricted Subsidiary of the Company;

          (4)   the indenture and the notes;

          (5)   applicable law;

          (6)   any instrument governing Indebtedness or Capital Stock of a person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of the acquisition (except to the extent the Indebtedness was incurred in connection with or in contemplation of the acquisition), which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, provided that, in the case of Indebtedness, the Indebtedness was permitted by the terms of the indenture to be incurred;

          (7)   customary non-assignment provisions in leases, licenses or other contracts entered into in the ordinary course of business;

          (8)   purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (3) of the preceding paragraph on the property so acquired;

          (9)   any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale;

          (10) obligations otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "—Liens" that limit the right of the obligee to dispose of the assets securing the obligations;

          (11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

          (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

  Merger, Consolidation or Sale of Assets

        The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, person or entity unless:

          (1)   either: (a) the Company is the surviving corporation; or (b) the entity or the person formed by or surviving the consolidation or merger (if other than the Company) or to which the sale, assignment, transfer, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

          (2)   the entity or person formed by or surviving the consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, conveyance or other disposition will have been made assumes all the obligations of the Company under the notes and the indenture pursuant to a supplemental indenture in form reasonably satisfactory to the trustee, as well as under the registration rights agreement and the exchange notes;

          (3)   immediately after the transaction no Default or Event of Default exists; and

          (4)   except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or person formed by or surviving the consolidation or merger (if other than the Company), or to which the sale, assignment, transfer, lease, conveyance or other disposition will have been made will, immediately after the transaction and after giving pro forma effect thereto as if the transaction had occurred at the beginning of the applicable four-quarter period, either (a) be permitted to incur at least $1.00 of additional

  Indebtedness pursuant to the Debt to Cash Flow test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" or (b) have a Debt to Cash Flow Ratio that equals or exceeds the Debt to Cash Flow Ratio immediately prior to the transaction.

        The Company will not, directly or indirectly, lease all or substantially all its assets to any person.

  Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate, which we refer to as an "Affiliate Transaction," unless:

          (1)   the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or the Restricted Subsidiary with an unrelated person; and

          (2)   the Company delivers to the trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a certificate from the Chief Financial Officer certifying that the Affiliate Transaction complies with clause (1) above and that the Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the holders of the Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any employment agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, or any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment or indemnification arrangements, stock options and stock ownership plans approved by the Board of Directors, or the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors;

          (2)   transactions between or among the Company and/or its Restricted Subsidiaries;

          (3)   payment of reasonable directors fees to persons who are not otherwise employees of the Company or its Restricted Subsidiaries;

          (4)   loans or advances to employees in the ordinary course of business;

          (5)   Restricted Payments that are permitted by the provisions of the indenture described above under the caption "—Restricted Payments;"

          (6)   transactions pursuant to or contemplated by, and in accordance with, the terms of the Subordinated Indemnity Agreement;

          (7)   transactions pursuant to or contemplated by and payments in connection with, and, in each case, in accordance with, the terms of the Partnership Parks Agreements; and

          (8)   transactions pursuant to or contemplated by, and in accordance with, the Marine World Agreements.

  Business Activities

        The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to the extent that the activity would not be material to the Company and its Restricted Subsidiaries taken as a whole.

  Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless the consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Reports

        Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Company will furnish to the holders of notes, within the time periods specified in the Commission's rules and regulations:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file these Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file these reports.

        In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make this information available to securities analysts and prospective investors upon request.

Events of Default and Remedies

        Each of the following is an Event of Default with respect to the notes:

          (1)   default for 30 days in the payment when due of interest on the notes;

          (2)   default in payment when due of the principal of or premium, if any, on the notes;

          (3)   failure by the Company to comply for (a) 30 days with the provisions described under the caption "—Repurchase at the Option of Holders" or (b) 30 days after notice with the provisions described under the caption "—Certain Covenants" (in each case, other than a failure to purchase notes);

          (4)   failure by the Company for 60 days after notice to comply with any of the Company's other agreements in the indenture or the notes;

          (5)   the failure by the Company or any Restricted Subsidiary to pay Indebtedness within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of the Indebtedness unpaid or accelerated at any time exceeds $20.0 million;

          (6)   failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating at any time in excess of $20.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and

          (7)   certain events of bankruptcy or insolvency with respect to the Company, any Restricted Subsidiary that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to June 1, 2009 by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to June 1, 2009, then the premium specified for the twelve months commencing on that date in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

        The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the notes, the indenture or for any claim based on, in respect of, or by reason of, these obligations or their creation. Each holder of notes by accepting a note waives and releases all of this type of liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Satisfaction and Discharge

        The Company may discharge the indenture such that it will cease to be of further effect, except as to surviving rights of registration of transfer or exchange of the notes, as to all outstanding notes when:

          (1)   either

            (a)   all the notes previously authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has previously been deposited in trust or segregated and held in trust by the Company and its thereafter repaid to the Company or discharged from the trust) have been delivered to the trustee for cancellation; or

            (b)   all notes not previously delivered to the trustee for cancellation

              (A)  have become due and payable, or

              (B)  will become due and payable at their maturity within one year, or

              (C)  are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of a redemption by the trustee, and in the case of (A), (B) or (C), the Company has deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination of such cash and non-callable U.S. Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Debt on the notes not previously delivered to the trustee for cancellation for principal, premium, if any, and interest and additional interest, if any, on the notes to the date of deposit, in the case of notes that have become due and payable, or to the stated maturity or redemption date, as the case may be;

          (2)   the Company has paid or caused to be paid all other sums payable by it under the indenture;

          (3)   no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound; and

          (4)   the Company delivers to the trustee and officers' certificate and opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been satisfied.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance"), except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on the notes when the payments are due from the trust referred to below;

          (2)   the Company's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the trustee, and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment or bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts that will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, the Company will have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon the opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company will have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default will have occurred and be continuing either: (a) on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

          (5)   Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

          (6)   the Company must have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

          (7)   the Company must deliver to the trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

          (8)   the Company must deliver to the trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer, for the notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

          (1)   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

          (3)   reduce the rate of or change the time for payment of interest on any Note;

          (4)   waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount thereof and a waiver of the payment default that resulted from the acceleration);

          (5)   make any note payable in money other than that stated in the notes;

          (6)   make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

          (7)   waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "—Repurchase at the Option of Holders"); or

          (8)   make any change in the foregoing amendment and waiver provisions.

        Notwithstanding the preceding, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture or the notes:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

          (4)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder of notes; or

          (5)   to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Concerning the Trustee

        If the trustee becomes a creditor of the Company, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of such a claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if the trustee acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default will occur (which will not be cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will not be under an obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless the holder will have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to Six Flags, Inc., 122 East 42nd Street, 49th Floor, New York, New York 10168, Attention: General Counsel.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all of these terms, as well as any other capitalized terms used in this prospectus for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time the other Person is merged with or into or becomes a Subsidiary of the specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, the other Person merging with or into or becoming a Subsidiary of the specified Person; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by the specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control.

        "Asset Sale" means:

          (1)   the sale, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

          (2)   the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries;

in the case of either clause (1) or (2), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $10.0 million or (b) for net proceeds in excess of $10.0 million.

        Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

          (1)   a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

          (2)   an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

          (3)   the transfer of Equity Interests in any Restricted Subsidiary pursuant to the Subordinated Indemnity Agreement or the Partnership Parks Agreements;

          (4)   the issuance of Equity Interests by a Restricted Subsidiary to any employee thereof or as consideration for the acquisition of all or substantially all of the assets of, or a majority of the Voting Stock of, any Person (or a business unit or division of the Person), provided that the primary business of the Person (or the unit or division) is a Permitted Business;

          (5)   the substitution of property in accordance with the terms of the Parcel Lease, dated November 7, 1997, between Marine World and Park Management Corp., as the same may be modified or amended from time to time after the Issue Date, provided the modification or amendment does not adversely affect the interests of the holders in any material respect; and

          (6)   a Restricted Payment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in the transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in the sale and leaseback transaction (including any period for which the lease has been extended or may, at the option of the lessor, be extended).

        "Beneficial Share Assignment Agreement" means the Beneficial Share Assignment Agreement, dated as of April 1, 1998, between TW-SPV Co. and the Company.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at this time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

          (1)   United States dollars or foreign currency;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

          (3)   certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Facilities or with any commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within one year after the date of acquisition;

          (6)   securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of a state, commonwealth or territory, the securities of which state, commonwealth, territory, political subdivision or taxing authority (as the case may be) are rated at least "A" by Standard & Poor's Corporation or "A" by Moody's Investors Service, Inc.; and

          (7)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

        "Change of Control" means the occurrence of any of the following:

          (1)   the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as this term is used in Section 13(d)(3) of the Exchange Act);

          (2)   the adoption of a plan relating to the liquidation or dissolution of the Company;

          (3)   the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" becomes the "beneficial owner" (as these terms are defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the Voting Stock of the Company; or

          (4)   the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

        "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of the Person for the period plus:

          (1)   provision for taxes based on income or profits of the Person and its Restricted Subsidiaries for the period, to the extent that the provision for taxes was included in computing the Consolidated Net Income; plus

          (2)   Consolidated Interest Expense of the Person and its Restricted Subsidiaries for the period, to the extent that the expense was deducted in computing such Consolidated Net Income; plus

          (3)   depreciation, amortization (including any depreciation or amortization arising out of purchases by the Company or any Restricted Subsidiary of Equity Interests in the partners of the Co-Venture Partnerships and amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding such a non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of the Person and its Restricted Subsidiaries for the period to the extent that the depreciation, amortization and other non-cash expenses were deducted in computing the Consolidated Net Income; minus

          (4)   non-cash items increasing the Consolidated Net Income for the period, in each case, on a consolidated basis and determined in accordance with GAAP (other than accrual of income in the ordinary course of business in respect of a future cash payment).

        Notwithstanding any other provision of the indenture to the contrary, "Consolidated Cash Flow" of the Company for any period will be deemed to include 100% of the cash distributions to the Company or any of its Restricted Subsidiaries in respect of the period from the Co-Venture Partnerships, directly or indirectly, out of the Consolidated Cash Flow of the Co-Venture Partnerships in respect of the period.

        "Consolidated Indebtedness" means, with respect to any Person as of any date of determination, the sum, without duplication, of:

          (1)   the total amount of Indebtedness and Attributable Debt of the Person and its Restricted Subsidiaries; plus

          (2)   the total amount of Indebtedness and Attributable Debt of any other Person, to the extent that the same has been guaranteed by the referent Person or one or more of its Restricted Subsidiaries; plus

          (3)   the aggregate liquidation value of all Disqualified Stock of the Person and all preferred stock of Restricted Subsidiaries of the Person, in each case, determined on a consolidated basis in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of:

          (1)   the consolidated interest expense of the Person and its Restricted Subsidiaries for the period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations);

          (2)   the consolidated interest expense of the Person and its Restricted Subsidiaries that was capitalized during the period; and

          (3)   any interest expense on Indebtedness or Attributable Debt of another Person that is guaranteed by the Person or one of its Restricted Subsidiaries or secured by a Lien on assets of the Person or one of its Restricted Subsidiaries (whether or not the guarantee or Lien is called upon).

        The term "Consolidated Interest Expense" will not include the consolidated interest expense of any Person with respect to:

          (1)   Indebtedness of the Co-Venture Partnerships (or the general partners thereof), except to the extent guaranteed by the Company or any Restricted Subsidiary (other than the general partners); or

          (2)   any obligations of the Company or any Restricted Subsidiary under the Partnership Parks Agreements, the Marine World Agreements or the Subordinated Indemnity Agreement.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of the Person and its Restricted Subsidiaries for the period, on a consolidated basis, and prior to any deduction in respect of dividends on any series of preferred stock of the Person, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss) of the Co-Venture Partnerships or any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof; and

          (2)   the cumulative effect of a change in accounting principles will be excluded.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

          (1)   was a member of the Board of Directors on the date of the indenture; or

          (2)   was nominated for election or elected to the Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board at the time of the nomination or election.

        "Convertible Preferred Stock" means the 115,000 shares of Company's 7 1/4% Convertible Preferred Stock underlying the PIERS.

        "Co-Venture Partnerships" means:

          (1)   Six Flags Over Georgia II, L.P., a Delaware Limited Partnership; and

          (2)   Texas Flags, Ltd., a Texas Limited Partnership.

        "Credit Facilities" means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Six Flags Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to these lenders or to special purpose entities formed to borrow from these lenders against the receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement as to which the Person is a party or a beneficiary.

        "Debt to Cash Flow Ratio" means, as of any date of determination, the ratio of:

          (1)   the Consolidated Indebtedness of the Company as of the date to

          (2)   the Consolidated Cash Flow of the Company for the four most recent full fiscal quarters ending immediately prior to the date for which financial statements have been filed with the Commission, determined on a pro forma basis after giving effect to all acquisitions or Asset Sales made by the Company and its Restricted Subsidiaries from the beginning of the four-quarter period through and including the date of determination (including any related financing transactions) as if the acquisitions and dispositions had occurred at the beginning of the four-quarter period.

        In addition, for purposes of calculating the Debt to Cash Flow Ratio:

          (1)   acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to the reference period and on or prior to the calculation date will be deemed to have occurred on the first day of the four-quarter reference period; and

          (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, will be excluded.

        "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

        "Disqualified Stock" means any Capital Stock (other than the PIERS and underlying Convertible Preferred Stock) that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase the Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of the Capital Stock provide that the Company may not repurchase or redeem any of the Capital Stock pursuant to such provisions unless the repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but, without limiting the generality of the foregoing, excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Existing Indebtedness" means the aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Six Flags Credit Facility and the notes) in existence on the Issue Date, until the amounts are repaid.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in other statements by another entity that have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "Government Securities" means:

          (1)   direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged; and

          (2)   money market funds at least 95% of the assets of which constitute Government Securities of the kinds described in clause (1) of this definition.

        "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

        "Hedging Obligations" means, with respect to any Person, the obligations of the Person under:

          (1)   interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

          (2)   other agreements or arrangements designed to protect the Person against fluctuations in interest rates.

        "Indebtedness" means, with respect to any Person, any indebtedness of the Person, whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property, except any balance that constitutes an accrued expense or trade payable; or

          (6)   representing any Hedging Obligations;

if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of the Person (whether or not the Indebtedness is assumed by the Person) and, to the extent not otherwise included, the guarantee by the Person of any indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

          (2)   the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

        The term "Indebtedness" will not include:

          (1)   any obligations of the Company or any Restricted Subsidiary under the Partnership Parks Agreements, the Marine World Agreements or the Subordinated Indemnity Agreement; or

          (2)   any indebtedness of the Co-Venture Partnerships (or the general partners thereof), except to the extent guaranteed by the Company or any Restricted Subsidiary (other than the general partners).

        "Investments" means, with respect to any Person, all investments by the Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees and any deposit or advance made pursuant to any contract entered into in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company (other than pursuant to the terms of the Partnership Parks Agreements or the Subordinated Indemnity Agreement) such that, after giving effect to such a sale or disposition, the Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of the sale or disposition equal to the fair market value of the Equity Interests of the Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Issue Date" means the date the notes are first issued.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of the asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

        "Marine World" means the Marine World Joint Powers Authority or any successor thereto.

        "Marine World Agreements" means:

          (1)   the Parcel Lease, dated November 7, 1997, between Marine World and Park Management Corp. ("PMC");

          (2)   the Reciprocal Easement Agreement, dated November 7, 1997, between Marine World and PMC;

          (3)   the Revenue Sharing Agreement, dated November 7, 1997, among Marine World, PMC and the Redevelopment Agency of the City of Vallejo (the "Agency");

          (4)   the Purchase Option Agreement, dated as of August 29, 1997, among Marine World, the Agency, the City of Vallejo and PMC; and

          (5)   the 1997 Management Agreement, dated as of February 1, 1997, between Marine World and PMC, as amended;

in each case, as the same may be modified or amended from time to time after the Issue Date, provided the modification or amendment does not adversely affect the interests of the holders in any material respects.

        "Net Income" means, with respect to any Person, the net income (loss) of the Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain or loss, together with any related provision for taxes on the gain or loss, realized in connection with any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); and

          (2)   any extraordinary gain or loss, together with any related provision for taxes on the extraordinary gain or loss.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to the Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of the Asset Sale and any reserve for adjustment in respect of the sale price of the asset or assets established in accordance with GAAP.

        "Non-Recourse Debt" means Indebtedness:

          (1)   as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender;

          (2)   no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (3)   as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Partnership Parks Agreements" means:

          (1)   the Overall Agreement, dated as of February 15, 1997, among Six Flags Fund, Ltd. (L.P.), Salkin Family Trust, SFG, Inc., SFG-I, LLC, SFG-II, LLC, Six Flags Over Georgia, Ltd., SFOG II, Inc., SFOG II Employee, Inc., SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., Six Flags Over Georgia, Inc., Six Flags Services of Georgia, Inc., Six Flags Theme Parks Inc. and Six Flags Entertainment Corporation and the Related Agreements (as defined therein); and

          (2)   the Overall Agreement, dated as of November 24, 1997, among Six Flags Over Texas Fund, Ltd., Flags' Directors, L.L.C., FD-II, L.L.C., Texas Flags, Ltd., SFOT Employee, Inc., SFOT Acquisition I, Inc., SFOT Acquisition II, Inc., Six Flags Over Texas, Inc., Six Flags Theme Parks Inc. and Six Flags Entertainment Corporation and the Related Agreements (as defined therein);

in each case, as the same may be modified or amended from time to time after the Issue Date, provided the modification or amendment does not adversely affect the interests of the holders in any material respect.

        "Permitted Business" means any business related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of the indenture.

        "Permitted Investments" means an Investment by the Company or any Restricted Subsidiary in:

          (1)   cash or Cash Equivalents;

          (2)   the Company, a Restricted Subsidiary or a Person which will, upon the making of the Investment, become a Restricted Subsidiary; provided, however, that the primary business of the Restricted Subsidiary is a Permitted Business;

          (3)   another Person if as a result of the Investment the other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets (or the assets of any business unit or division of the Person) to, the Company or a Restricted Subsidiary; provided, however, that the Person's (or the unit's or division's) primary business is a Permitted Business;

          (4)   another Person if the aggregate amount of all Investments in all the other Persons does not exceed $25.0 million at any one time outstanding (with each Investment being valued as of the date made and without giving effect to subsequent changes in value); provided, however, that the Person's primary business is a Permitted Business;

          (5)   promissory notes received as consideration for an Asset Sale which are secured by a Lien on the asset subject to the Asset Sale; provided that the aggregate amount of all the promissory notes at any one time outstanding does not exceed $5.0 million;

          (6)   non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales;"

          (7)   assets acquired solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

          (8)   receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business;

          (9)   payroll, travel and similar advances that are made in the ordinary course of business;

          (10) loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or the Restricted Subsidiary;

          (11) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and

          (12) other Investments in any Person at any time outstanding (such an Investment being measured on the date the Investment was made and without giving effect to subsequent changes in value) not to exceed $150 million.

        "Permitted Liens" means:

          (1)   Liens to secure Indebtedness of a Restricted Subsidiary of the Company that was permitted to be incurred under the indenture;

          (2)   Liens existing on the Issue Date;

          (3)   Liens on property or shares of Capital Stock of another Person at the time the other Person becomes a Restricted Subsidiary of the Person; provided, however, that the Liens are not created, incurred or assumed in connection with, or in contemplation of, the other Person becoming a Restricted Subsidiary; provided further, however, that the Lien may not extend to any other property owned by the Person or any of its Restricted Subsidiaries;

          (4)   Liens on property at the time the Person or any of its Restricted Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into the Person or a Restricted Subsidiary of the Person; provided, however, that the Liens are not created, incurred or assumed in connection with, or in contemplation of, the acquisition; provided further, however, that the Liens may not extend to any other property owned by the Person or any of its Restricted Subsidiaries;

          (5)   Liens securing Indebtedness or other obligations of a Restricted Subsidiary of the Person owing to the Person or a Restricted Subsidiary of the Person;

          (6)   Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the indenture, secured by a Lien on the same type of property securing the Hedging Obligations;

          (7)   Liens to secure any Permitted Refinancing Indebtedness; provided, however, that:

            (a)   the new Lien will be limited to all or part of the same property that secured the original Indebtedness (plus improvements on the property); and

            (b)   the Indebtedness secured by the Lien at that time is not increased to any amount greater than the sum of: (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness refinanced at the time the original Lien became a Permitted Lien; and (B) an amount necessary to pay any fees and expenses, including premiums, related to the refinancing, refunding, extension, renewal or replacement;

          (8)   (a) mortgages, liens, security interests, restrictions or encumbrances that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any real property leased by the Company or any Restricted Subsidiary of the Company and subordination or similar agreements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

          (9)   pledges or deposits by the Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Person is a party, or deposits to secure public or statutory obligations of the Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which the Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

          (10) Liens imposed by law, such as carriers', warehousemen's and mechanic's Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against the Person with respect to which the Person will then be proceeding with an appeal or other proceedings for review;

          (11) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

          (12) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially impair the use of the properties in the operation of the business of the Person;

          (13) Liens securing Purchase Money Indebtedness; provided, however, that:

            (a)   the Indebtedness secured by the Liens is otherwise permitted to be incurred under the indenture;

            (b)   the principal amount of any Indebtedness secured by such a Lien does not exceed the cost of assets or property so acquired or constructed; and

            (c)   the amount of Indebtedness secured by such a Lien is not subsequently increased;

          (14) Liens arising out of the transactions contemplated by the Partnership Parks Agreements, the Marine World Agreements, the Subordinated Indemnity Agreement or the Six Flags Agreement; and

          (15) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $20.0 million at any one time outstanding.

        "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

          (1)   the principal amount (or accreted value, if applicable) of the Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses, including premiums, incurred in connection therewith);

          (2)   the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

          (3)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, the Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (4)   the Indebtedness is incurred either by the Company or by a Restricted Subsidiary.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

        "PIERS" means the Company's 11,500,000 Preferred Income Equity Redeemable Shares issued on January 23, 2001.

        "Public Equity Offering" means an underwritten primary public offering of Equity Interests (other than Disqualified Stock) of the Company pursuant to an effective registration statement under the Securities Act.

        "Purchase Money Indebtedness" means Indebtedness:

          (1)   consisting of the deferred purchase price of property, conditional sale obligations, obligation under any title retention agreement and other purchase money obligations, in each case where the maturity of the Indebtedness does not exceed the anticipated useful life of the asset being financed; and

          (2)   incurred to finance the acquisition by the Company or a Restricted Subsidiary of the Company of the asset, including additions and improvements;

        provided, however, that any Lien arising in connection with this type of Indebtedness will be limited to the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which the asset is attached; and provided further, that the Indebtedness is incurred within 180 days after the acquisition, addition or improvement by the Company or Restricted Subsidiary of the asset.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Senior Debt" means:

          (1)   all Indebtedness of the Company or any Restricted Subsidiary outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

          (2)   any other Indebtedness of the Company or any Restricted Subsidiary permitted to be incurred under the terms of the indenture, unless the instrument under which the Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes; and

          (3)   all Obligations with respect to the items listed in the preceding clauses (1) and (2).

        Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

          (1)   any liability for federal, state, local or other taxes owed or owing by the Company;

          (2)   any Indebtedness of the Company to any of its Subsidiaries or other Affiliates;

          (3)   any trade payables; or

          (4)   the portion of any Indebtedness that is incurred in violation of the indenture.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as the Regulation is in effect on the date of the indenture.

        "Six Flags Credit Facility" means the $1.0 billion amended and restated credit agreement, dated as of July 8, 2002, among Six Flags, Six Flags Operations Inc., Six Flags Theme Parks Inc., certain foreign subsidiaries from time to time parties thereto, the lenders party thereto, Lehman Commercial Paper Inc., as administrative agent, and the other agents named therein, as the same may be modified or amended from time to time.

        "Specified Amount" means, as of any date, the Consolidated Cash Flow of the Company for the most recently ended four-quarter period for which financial statements have been filed with the Commission determined on a pro forma basis after giving effect to all acquisitions or Asset Sales made by the Company and its Restricted Subsidiaries from the beginning of the four-quarter period through and including the date of determination (including any related financing transactions) as if the acquisitions and dispositions had occurred at the beginning of the four-quarter period.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing the Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase the interest or principal prior to the date originally scheduled for the payment thereof.

        "Strategic Equity Investment" means a cash contribution to the common equity capital of the Company or a purchase from the Company of common Equity Interests (other than Disqualified Stock), in either case by or from a Strategic Equity Investor and for aggregate cash consideration of at least $25.0 million.

        "Strategic Equity Investor" means, as of any date, any Person (other than an Affiliate of the Company) engaged in a Permitted Business which, as of the day immediately before the date, had a Total Equity Market Capitalization of at least $1.0 billion.

        "Subordinated Indemnity Agreement" means the Subordinated Indemnity Agreement, dated as of April 1, 1998, among the Company, SFEC and its subsidiaries, Time Warner Inc., Time Warner Entertainment Company, L.P. and TW-SPV Co., as the same may be modified or amended from time to time after April 1, 1998, provided such modification or amendment does not adversely affect the interests of the holders in any material fashion.

        "Subsidiary" means, with respect to any Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Person or one or more of the other Subsidiaries of that Person (or a combination thereof); provided that, notwithstanding the foregoing, each of SFOG A Holdings, SFOG B Holdings, SFOT I Holdings and SFOT II Holdings will be deemed to be a Subsidiary of the Company for all purposes under the indenture so long as the Subordinated Indemnity Agreement and the Beneficial Share Assignment Agreement will each be in full force and effect and no default or event of default will have occurred thereunder, and

          (2)   any partnership or limited liability company (a) the sole general partner or the managing general partner (or equivalent) of which is the Person or a Subsidiary of the Person; or (b) the only general partners of which are the Person or one or more Subsidiaries of the Person (or any combination thereof).

        "Total Equity Market Capitalization" of any Person means, as of any day of determination, the sum of:

          (1)   the product of (a) the aggregate number of outstanding primary shares of (i) common stock of the Person on that day (which will not include any options or warrants on, or securities convertible or exchangeable into, shares of common stock of the Person) and (ii) preferred stock of the Person on that day (to the extent listed on a national securities exchange or the Nasdaq National Market System) multiplied by (b) the average closing price of the common stock or the preferred stock, as the case may be, listed on a national securities exchange or the Nasdaq National Market System over the 20 consecutive business days immediately preceding that day; plus

          (2)   the liquidation value of any outstanding shares of preferred stock of the Person on that day not listed on a national securities exchange or the Nasdaq National Market System.

        "Unrestricted Subsidiary" means any Subsidiary (other than Six Flags Operations or Six Flags Theme Parks or any successor to either of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that the Subsidiary:

          (1)   has no Indebtedness other than Non-Recourse Debt;

          (2)   is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of the agreement, contract, arrangement or understanding are no less favorable to the Company or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

          (3)   is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or

  (b) to maintain or preserve the Person's financial condition or to cause the Person to achieve any specified levels of operating results;

          (4)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and

          (5)   has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

        Such a designation by the Board of Directors will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to the designation and an Officers' Certificate certifying that the designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of the Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of that date (and, if the Indebtedness is not permitted to be incurred as of that date under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of the covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that the designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of the Unrestricted Subsidiary and the designation will only be permitted if (1) the Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if the designation had occurred at the beginning of the four-quarter reference period, and (2) no Default or Event of Default would be in existence following the designation.

        "Voting Stock" of any Person as of any date means the Capital Stock of the Person that is at the time entitled to vote by the holder thereof in the election of the Board of Directors (or comparable body) of the Person.

        "Weighted Average Life To Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between that date and the making of the payment; by

          (2)   the then outstanding principal amount of the Indebtedness.

        "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of the Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) will at the time be owned by the Person or by one or more Wholly Owned Restricted Subsidiaries of the Person or by the Person and one or more Wholly Owned Restricted Subsidiaries of the Person.

Form of Registered Notes

        The certificates representing the registered notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the registered notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee, in the form of a global note. Holders of the registered notes will own book-entry interests in the global note evidenced by records maintained by DTC.

        Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if

          (1)  DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary within 90 days,

          (2)  we provide for the exchange pursuant to the terms of the indenture, or

          (3)  we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the trustee instructions to that effect.

        As of the date of this prospectus, no certificated notes are issued and outstanding.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of the material U.S. federal income tax consequences relating to the exchange of old notes for registered notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of old notes that hold the old notes as "capital assets" (in general, assets held for investment). Special situations, such as the following, are not addressed:

  •
  tax consequences to holders that may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

  •
  tax consequences to holders whose "functional currency" is not the U.S. dollar;

  •
  tax consequences to persons who hold notes through a partnership or similar pass-through entity;

  •
  alternative minimum tax, gift tax or estate tax consequences, if any; or

  •
  any state, local or foreign tax consequences.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Notes

        The exchange of your old notes for registered notes in the exchange offer would not constitute an exchange for federal income tax purposes. Accordingly, the exchange of your old notes for registered notes would have no federal income tax consequences to you. For example, there would be no change in your tax basis and your holding period would carry over to the registered notes. In addition, the federal income tax consequences of holding and disposing of your registered notes would be the same as those applicable to your old notes.

        The preceding discussion of the material U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor is urged to consult its own tax advisor as to the particular tax consequences to it of exchanging old notes for registered notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable law.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives registered notes in the exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such registered notes. We reserve the right in our sole discretion to purchase or make offers for, or to offer registered notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. This prospectus, as it may be amended or supplemented from time to time, may be used by all persons subject to the prospectus delivery requirements of the Securities Act, including broker-dealers in connection with resales of registered notes received in the exchange offer, where the notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with such a resale. In addition, until May 15, 2005, all dealers effecting transactions in the registered notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of registered notes by broker-dealers. Notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from such a broker-dealer and/or the purchasers of any of the registered notes. Any broker-dealer that resells registered notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of the notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on such a resale of the notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchasers of the old notes, other than commissions or concessions of any brokers or dealers, and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Weil, Gotshal & Manges LLP has passed upon the validity of the registered notes on behalf of the issuer.

EXPERTS

        The consolidated financial statements of Six Flags, Inc. and subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been included herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report refers to changes in the method of accounting for investments in certain variable interest entities in 2003, accounting for goodwill and other intangible assets in 2002 and accounting for derivative instruments and hedging activities in 2001.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Common Stock and PIERS are listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        We are "incorporating by reference" the documents listed below which we have filed with the SEC, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below:

1.
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

2.
Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004;

3.
Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004;

4.
Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;

5.
Our Current Reports on Form 8-K filed on April 22, 2004, April 30, 2004, May 19, 2004, September 15, 2004, November 15, 2004, November 16, 2004, November 22, 2004, November 23, 2004, January 6, 2005 and January 11, 2005; and

6.
All documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all notes have been sold.

        You may also request a copy of those filings, at no cost, by writing or telephoning us at the following:

    Six Flags, Inc.
    122 E. 42nd Street
    49th Floor
    New York, New York 10168
    Attn: James M. Coughlin, General Counsel
    Telephone: (212) 599-4690

In order to obtain timely delivery, holders must request the information no later than five business days before the expiration date of the exchange offer.

        Copies of these filings are available free of charge through our website (www.sixflags.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC. Our website is not a part of this prospectus and is not incorporated by reference herein.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus as if that information were included in this prospectus.

        You should rely only upon the information provided, or incorporated by reference, in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the dates specified in this prospectus.

SIX FLAGS, INC.

Index to Consolidated Financial Statements

SIX FLAGS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2004	December 31, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$177,459,000	$98,189,000
Accounts receivable	62,468,000	27,836,000
Inventories	32,405,000	23,694,000
Prepaid expenses and other current assets	28,399,000	31,093,000
Restricted-use investment securities	—	317,913,000

Total current assets	300,731,000	498,725,000
Other assets:
Debt issuance costs	43,380,000	55,062,000
Deposits and other assets	32,035,000	28,104,000

Total other assets	75,415,000	83,166,000
Property and equipment, at cost	2,860,333,000	2,808,079,000
Less accumulated depreciation	817,817,000	718,059,000

Total property and equipment	2,042,516,000	2,090,020,000

Assets held for sale	—	770,689,000
Intangible assets, net of accumulated amortization	1,232,063,000	1,240,171,000

Total assets	$3,650,725,000	$4,682,771,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$42,089,000	$28,754,000
Accrued liabilities	79,265,000	60,639,000
Accrued interest payable	41,319,000	47,846,000
Deferred income	21,201,000	6,441,000
Debt called for prepayment	—	301,200,000
Current portion of long-term debt	16,355,000	19,011,000

Total current liabilities	200,229,000	463,891,000
Long-term debt	2,104,460,000	2,354,194,000
Minority interest	83,741,000	64,793,000
Liabilities from discontinued operations	—	69,130,000
Other long-term liabilities	34,374,000	43,311,000
Deferred income taxes	11,713,000	44,283,000
Mandatorily redeemable preferred stock (redemption value of $287,500,000)	281,964,000	281,119,000
Stockholders' equity:
Preferred stock of $1.00 par value	—	—
Common stock of $.025 par value	2,326,000	2,315,000
Capital in excess of par value	1,750,741,000	1,747,425,000
Accumulated deficit	(794,112,000)	(422,357,000)
Deferred compensation	(2,844,000)	—
Accumulated other comprehensive income (loss)	(21,867,000)	34,667,000

Total stockholders' equity	934,244,000	1,362,050,000

Total liabilities and stockholders' equity	$3,650,725,000	$4,682,771,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
Revenue:
Theme park admissions	$499,922,000	$520,682,000
Theme park food, merchandise and other	428,711,000	429,744,000

Total revenue	928,633,000	950,426,000

Operating costs and expenses:
Operating expenses	366,173,000	349,254,000
Selling, general and administrative	171,698,000	177,462,000
Noncash compensation (primarily selling, general and administrative)	482,000	76,000
Costs of products sold	79,061,000	75,978,000
Depreciation	110,313,000	105,664,000
Amortization	976,000	789,000

Total operating costs and expenses	728,703,000	709,223,000

Income from operations	199,930,000	241,203,000

Other income (expense):
Interest expense	(148,453,000)	(160,619,000)
Interest income	2,635,000	1,426,000
Minority interest in earnings	(41,696,000)	(39,927,000)
Early repurchase of debt	(31,862,000)	(27,592,000)
Other income (expense)	(19,373,000)	(1,347,000)

Total other income (expense)	(238,749,000)	(228,059,000)

Income (loss) from continuing operations before income taxes	(38,819,000)	13,144,000
Income tax expense	28,898,000	8,899,000

Income (loss) from continuing operations	(67,717,000)	4,245,000
Discontinued operations, inclusive of tax benefit of $57,387,000 in 2004 and tax expense of $4,067,000 in 2003	(287,561,000)	13,554,000

Net income (loss)	$(355,278,000)	$17,799,000

Net income (loss) applicable to common stock	$(371,756,000)	$1,320,000

Weighted average number of common shares outstanding—basic and diluted:	93,034,000	92,617,000

Net income (loss) per average common share outstanding—basic and diluted:
Loss from continuing operations	$(0.90)	$(0.13)
Discontinued operations, inclusive of tax benefit	(3.10)	0.14

Net income (loss)	$(4.00)	$0.01

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
Net income (loss)	$(355,278,000)	$17,799,000
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	(17,363,000)	44,507,000
Net change in fair value of derivative instruments	(785,000)	(5,497,000)
Reclassifications of amounts taken to operations	(38,386,000)	6,552,000

Comprehensive income (loss)	$(411,812,000)	$63,361,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2004 and 2003

	Nine Months Ended September 30,
	2004	2003
	(Unaudited)
Cash flow from operating activities:
Net income (loss)	$(355,278,000)	$17,799,000
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	111,289,000	106,453,000
Minority interest in earnings	41,696,000	39,927,000
Partnership and joint venture distributions	(22,748,000)	(23,789,000)
Noncash compensation	482,000	76,000
Interest accretion on notes payable	383,000	10,040,000
Early repurchase of debt	31,862,000	27,592,000
Loss on discontinued operations	256,545,000	1,194,000
Amortization of debt issuance costs	6,081,000	6,238,000
Other including loss on disposal of assets	19,543,000	1,001,000
Increase in accounts receivable	(34,632,000)	(41,627,000)
(Increase) decrease in inventories, prepaid expenses and other current assets	(6,017,000)	9,164,000
Decrease in deposits and other assets	1,698,000	4,695,000
Increase in accounts payable, deferred income, accrued liabilities and other long-term liabilities	45,345,000	38,300,000
Increase (decrease) in accrued interest payable	(6,527,000)	8,488,000
Deferred income tax expense	24,937,000	5,984,000

Total adjustments	469,937,000	193,736,000

Net cash provided by operating activities	114,659,000	211,535,000

Cash flow from investing activities:
Additions to property and equipment	(82,088,000)	(87,947,000)
Purchase of identifiable intangible assets	(500,000)	—
Capital expenditures of discontinued operations	(2,169,000)	(12,706,000)
Acquisition of theme park assets	—	(5,764,000)
Purchase of restricted-use investments	—	(342,000)
Maturities of restricted-use investments	317,913,000	75,111,000
Proceeds from sale of discontinued operations	314,456,000	—
Proceeds from sale of assets	12,866,000	14,000

Net cash provided by (used in) investing activities	560,478,000	(31,634,000)

Cash flow from financing activities:
Repayment of long-term debt	(988,786,000)	(694,694,000)
Proceeds from borrowings	411,000,000	670,800,000
Payment of cash dividends	(15,633,000)	(15,633,000)
Payment of debt issuance costs	(2,448,000)	(9,070,000)

Net cash used in financing activities	(595,867,000)	(48,597,000)
Effect of exchange rate changes on cash	—	(97,000)

Increase in cash and cash equivalents	79,270,000	131,207,000
Cash and cash equivalents at beginning of year	98,189,000	31,307,000

Cash and cash equivalents at end of period	$177,459,000	$162,514,000

Supplemental cashflow information:
Cash paid for interest	$148,514,000	$135,793,000

Cash paid for income taxes	$2,894,000	$2,505,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    General—Basis of Presentation

        We own and operate regional theme and water parks. As used in this Report, unless the context requires otherwise, the terms "we," "our" or "Six Flags" refer to Six Flags, Inc. and its consolidated subsidiaries. As used herein, Holdings refers only to Six Flags, Inc., without regard to its subsidiaries.

        As of September 30, 2004, we owned or operated 30 parks, including 28 domestic parks, one park in Mexico and one in Canada. As of that date, we also managed one park in Europe. In April 2004 we sold in two separate transactions our seven wholly-owned parks in Europe and Six Flags Worlds of Adventure in Ohio. The accompanying consolidated financial statements as of and for the three and nine months ended September 30, 2003 and the nine months ended September 30, 2004 reflect the results of the sold facilities for the periods prior to April 8, 2004 as discontinued operations. See Note 3.

        Management's Discussion and Analysis of Financial Condition and Results of Operations which follows these notes contains additional information on our results of operations and our financial position. Those comments should be read in conjunction with these notes. Our annual report on Form 10-K for the year ended December 31, 2003 includes additional information about us, our operations and our financial position. The information furnished in this report reflects all adjustments (which are normal and recurring, except for the deferred tax asset valuation allowance discussed below and the write-off of our investment and related intangible assets relating to the park we manage in Spain (See Note 3)), which are, in the opinion of management, necessary to present a fair statement of the results for the periods presented.

        Results of operations for the nine-month period ended September 30, 2004 is not indicative of the results expected for the full year. In particular, our theme park operations contribute a significant majority of their annual revenue during the period from Memorial Day to Labor Day each year, while expenses are incurred year-round.

  Basis of Presentation

        The consolidated financial statements include our accounts, our majority and wholly owned subsidiaries, and limited partnerships and limited liability companies in which we beneficially own 100% of the interests.

        We also consolidate the partnerships and joint ventures that own Six Flags Over Texas, Six Flags Over Georgia, Six Flags White Water Atlanta and Six Flags Marine World as we have determined that we have the most significant economic interest as we receive a majority of these entity's expected losses or expected residual returns and have the ability to make decisions that significantly affect the results of the activities of these entities. The equity interests owned by nonaffiliated parties in these entities are reflected in the accompanying consolidated balance sheets as minority interest. The portion of earnings or loss from these parks owned by non-affiliated parties in these entities is reflected as minority interest in the accompanying consolidated statements of operations and in the consolidated statements of cash flows. The 2003 consolidated financial statements have been reclassified to consolidate these entities in order to enhance the comparability to the 2004 presentation.

  Long-Lived Assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  Derivative Instruments

        In February 2000, we entered into three interest rate swap agreements that effectively convert $600,000,000 of the term loan component of the Credit Facility (see Note 4(b)) into a fixed rate obligation. The terms of the agreements, as subsequently extended, each of which has a notional amount of $200,000,000, began in March 2000 and expire from March 2005 to June 2005. Our term loan borrowings bear interest based upon LIBOR plus a fixed margin. Our interest rate swap arrangements were designed to "lock-in" the LIBOR component at rates, after a February 2001 amendment and prior to a subsequent March 6, 2003 amendment, ranging from 5.13% to 6.07% (with an average of 5.46%) and after March 6, 2003, 2.065% to 3.50% (with an average of 3.01%). The counterparties to these transactions are major financial institutions, which minimizes the credit risk.

        FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge for accounting purposes. The accounting for changes in the fair value of a derivative (that is gains and losses) depends on the intended use of the derivative and the resulting designation.

        During the first nine months of 2004 and 2003, we have designated all of the interest rate swap agreements as cash-flow hedges.

        We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and our strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to forecasted transactions. We also assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

        Changes in the fair value of a derivative that is effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until operations are affected by the variability in cash flows of the designated hedged item. Changes in fair value of a derivative that is not designated as a hedge are recorded in operations on a current basis.

        During the first nine months of 2004 and 2003, there were no gains or losses reclassified into operations as a result of the discontinuance of hedge accounting treatment for any of our derivatives.

        By using derivative instruments to hedge exposures to changes in interest rates, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are placed with counterparties that we believe are minimal credit risks.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or currency exchange rates. The market risk associated with interest rate swap agreements is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

        We do not hold or issue derivative instruments for trading purposes. Changes in the fair value of derivatives that are designated as hedges are reported on the consolidated balance sheet in "Accumulated other comprehensive income (loss)" ("AOCL"). These amounts are reclassified to interest expense when the forecasted transaction takes place.

        From February 2001 through September 2004, the critical terms, such as the index, settlement dates, and notional amounts, of the derivative instruments were substantially the same as the provisions of our hedged borrowings under the Credit Facility. As a result, no ineffectiveness of the cash-flow hedges was recorded in the consolidated statements of operations.

        As of September 30, 2004, approximately $2,504,000 of net deferred losses on derivative instruments accumulated in AOCL are expected to be reclassified to operations during the next 12 months. Transactions and events expected to occur over the next 12 months that will necessitate reclassifying these derivatives' losses to operations are the periodic payments that are required to be made on outstanding borrowings. The maximum term over which we are hedging exposures to the variability of cash flows for commodity price risk is 8 months.

  Income Taxes

        As of December 31, 2003, we had a net deferred tax liability of $44.3 million. During the nine months ended September 30, 2004, less than expected financial reporting results, including losses previously recorded on the sale of the Cleveland and European assets, caused aggregate deferred tax assets (primarily consisting of net operating loss carryovers) to exceed deferred tax liabilities (primarily consisting of cumulative accelerated tax depreciation). We are required to reduce our deferred tax assets with a valuation allowance to the extent management determines that it is more likely than not that our net deferred tax assets ultimately will not be realized. It was determined that a valuation allowance should be applied to our U.S. net deferred tax assets attributable to losses beginning in the third quarter of 2004. As a result, our third quarter 2004 results with respect to U.S. business were affected by the establishment of a $39.2 million valuation allowance. Management anticipates that valuation allowances also will be recorded to reduce deferred tax assets resulting from future losses. With respect to foreign operations, gross tax assets were utilized to reduce gross deferred tax liabilities in Canada and Mexico. The net deferred tax liabilities in those jurisdictions were not reduced by the Company's net deferred tax assets in the U.S. because U.S. tax benefits cannot be utilized in those jurisdictions. Should we subsequently determine that we will not be able to utilize all or part of our gross tax assets to offset our gross deferred tax liabilities, an additional valuation allowance will be required. If, on the other hand, we determine in a future period that we will be able to utilize net operating losses that were previously offset with a valuation allowance, the valuation allowance would be reduced or reversed in that period.

  Income (Loss) Per Share

        The following table reconciles the weighted average number of common shares outstanding used in the calculations of basic and diluted income (loss) per share for the nine month periods ended

September 30, 2004 and 2003, respectively. The effect of potential common shares issuable upon the exercise of employee stock options on the weighted average number of shares on a diluted basis for the nine months ended September 30, 2004 did not include the effects of the potential exercise of 6,548,000 options as the option price was in excess of the average common stock price for the period. The effect of potential common shares issuable upon the exercise of employee stock options on the weighted average number of shares on a diluted basis for the nine months ended September 30, 2003 did not include the effects of the potential exercise of 7,350,000 options, as the option price was in excess of the average common stock price for the period. Additionally, the weighted average number of shares of Common Stock on a diluted basis for the nine-month periods does not include the effect of the potential conversion of the Company's convertible preferred stock as the effect of such conversion and the resulting decrease in preferred stock dividends is antidilutive. Our Preferred Income Equity Redeemable Shares ("PIERS"), which are shown as mandatorily redeemable preferred stock on our consolidated balance sheets, were issued in January 2001 and are convertible into 13,789,000 shares of common stock.

	Nine Months Ended September 30,
	2004	2003
Weighted average number of common shares outstanding—basic	93,034,000	92,617,000
Effect of potential common shares issuable upon the exercise of employee stock options	—	—
Effect of potential common shares issuable upon conversion of preferred stock	—	—

Weighted average number of common shares outstanding—diluted	93,034,000	92,617,000

  Stock Compensation

        We apply the intrinsic-value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for our stock option plans. Under this method, compensation expense for unconditional employee stock options is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. For employee stock options that are conditioned upon the achievement of performance goals, compensation expense, as determined by the extent that the quoted market price of the underlying stock at the time that the condition for exercise is achieved exceeds the stock option exercise price, is recognized over the service period. For stock options issued to nonemployees, we recognize compensation expense at the time of issuance based upon the fair value of the options issued. At September 30, 2004, there were 6,653,400 stock options outstanding, of which 2,589,400 options had an exercise price of $17.50 per share and 2,704,000 options had an exercise price of $25.00 per share. At September 30, 2003, there were 7,445,010 stock options outstanding, of which 2,906,600 options had an exercise price of $17.50 per share and 3,078,000 options had an exercise price of $25.00 per share.

        No compensation cost has been recognized for the unconditional stock options in the consolidated financial statements. Had we determined compensation cost based on the fair value at the grant date for all our unconditional stock options under SFAS 123, "Accounting for Stock Based Compensation," and as provided for under SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and

Disclosure, an Amendment of FASB Statement No. 123," our net income (loss) applicable to common stock would have been changed to the pro forma amounts below:

	Nine Months Ended September 30,
	2004	2003
	(In thousands)
Net income (loss) applicable to common stock:
As reported	$(371,756)	$1,320
Add: Noncash compensation	482	76
Add: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,658)	(9,896)

Pro forma	$(372,932)	$(8,500)

Net income (loss) per weighted average common share outstanding—basic:
As reported	$(4.00)	$.01
Pro forma	$(4.01)	$(.09)

Net income (loss) per weighted average common share outstanding—diluted:
As reported	$(4.00)	$.01
Pro forma	$(4.01)	$(.09)

2.    Preferred Stock

        In January 2001, we issued 11,500,000 PIERS, for proceeds of $277,834,000, net of the underwriting discount and offering expenses of $9,666,000. We used the net proceeds of the offering to fund our acquisition in that year of the former Sea World of Ohio, to repay borrowings under the working capital revolving credit portion of our senior credit facility (see Note 4(b)) and for working capital. Each PIERS represents one one-hundredth of a share of our 7 1/4% mandatorily redeemable preferred stock (an aggregate of 115,000 shares of preferred stock). The PIERS accrue cumulative dividends (payable, at our option, in cash or shares of common stock) at 7 1/4% per annum (approximately $20,844,000 per annum).

        Prior to August 15, 2009, each of the PIERS is convertible at the option of the holder into 1.1990 common shares (equivalent to a conversion price of $20.85 per common share), subject to adjustment in certain circumstances (the "Conversion Price"). At any time on or after February 15, 2004 and at the then applicable conversion rate, we may cause the PIERS, in whole or in part, to be automatically converted if for 20 trading days within any period of 30 consecutive trading days, including the last day of such period, the closing price of our common stock exceeds 120% of the then prevailing Conversion Price. On August 15, 2009, the PIERS are mandatorily redeemable in cash equal to 100% of the liquidation preference (initially $25.00 per PIERS), plus any accrued and unpaid dividends.

3.    Disposition of Theme Parks

        On April 8, 2004, we sold substantially all of the assets used in the operation of Six Flags World of Adventure near Cleveland, Ohio (other than the marine and land animals located at that park and certain assets related thereto) for a cash purchase price of $144.3 million. In a separate transaction, on the same date, we sold all of the stock of Walibi S.A., our wholly-owned subsidiary that owned the seven parks we owned in Europe. The purchase price was approximately $200 million, of which Euro 10.0 million ($12.1 million as of April 8, 2004) was received in the form of a nine and one-half year note from the buyer, and $11.6 million represented the assumption of certain debt by the buyer, with the balance paid in cash. Net cash proceeds from these transactions have primarily been used to pay down debt and to fund investments in our remaining parks. Through September 30, 2004, approximately $248,289,000 of debt had been repaid with such proceeds, not including the debt assumed by the buyer of our European parks.

        Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," our consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the parks sold as discontinued operations. The assets and liabilities of such operations have been classified as "Assets held for sale" and "Liabilities from discontinued operations" on the December 31, 2003 consolidated balance sheet and consist of the following:

December 31, 2003
(In thousands)
Current assets	$39,908
Property, plant and equipment, net	658,974
Other assets	71,807

Total assets held for sale	$770,689

Current liabilities	$42,710
Long term debt	11,998
Deferred tax liabilities	14,422

Total liabilities from discontinued operations	$69,130

        The net income (loss) from discontinued operations was classified on the consolidated statements of operations for the nine months ended September 30, 2003 and the nine months ended September 30, 2004 as "Discontinued operations, inclusive of tax." Summarized results of discontinued operations are as follows:

	Nine Months Ended September 30,
	2004	2003
	(In thousands)
Operating revenue	$3,286	$173,264

Loss on sale of discontinued operations	$(310,281)	$—
Income (loss) from discontinued operations before income taxes	(34,667)	17,621
Income tax (expense) benefit	57,387	(4,067)

Net results of discontinued operations	$(287,561)	$13,554

        Our long-term debt is at the consolidated level and is not reflected at each individual park. Thus, we have not allocated a portion of interest expense to the discontinued operations.

        During the third quarter of 2004 we commenced discussions with the owner of the park we manage in Spain to terminate the management agreement and to transfer our 5% investment in the equity of the park for nominal consideration. Although there can be no assurances, we expect the transaction to occur in the fourth quarter of 2004. By virtue of the foregoing, we recognized losses at September 30, 2004 of approximately $6.7 million and $7.7 million, representing the carrying amount of our investment in the park and certain intangible assets related to non-compete agreements and licenses, respectively. These losses were recorded in other income (expense) in the accompanying 2004 consolidated statements of operations.

4.    Long-Term Indebtedness

        (a)   On April 1, 1998, Holdings issued at a discount $410,000,000 principal amount at maturity of 10% Senior Discount Notes due 2008 (the Senior Discount Notes). In December 2002, we repurchased $9,000,000 principal amount of Senior Discount Notes. On April 9, 2003, we commenced a tender offer for all $401,000,000 outstanding Senior Discount Notes. On April 16, and May 8, 2003, we purchased an aggregate of $397,405,000 principal amount of Senior Discount Notes (99.1% of outstanding) pursuant to the tender offer. The balance of the Senior Discount Notes was redeemed on May 16, 2003. The tender offer price was funded by a portion of the proceeds of an offering by Holdings in April 2003 of $430,000,000 principal amount of 9 3/4% Senior Notes due 2013. See Note 4(f). The redemption price was funded by the balance of such proceeds, together with cash on hand. A gross loss of $27,592,000 due to the early purchase and redemption of the Senior Discount Notes, together with a related $10,484,000 tax benefit, was recognized in the second quarter of 2003.

        (b)   On November 5, 1999, Six Flags Theme Parks Inc. (SFTP), a direct wholly owned subsidiary of Six Flags Operations Inc., our principal direct subsidiary, entered into a senior credit facility (the Credit Facility), which was amended and restated on July 8, 2002 and further amended on November 25, 2003, January 14, 2004, March 26, 2004 and November 5, 2004. The Credit Facility includes a $300,000,000 five-year revolving credit facility (none of which was outstanding at September 30, 2004 and 2003, respectively), a $100,000,000 multicurrency reducing revolver facility (none of which was outstanding at September 30, 2004 and 2003, respectively) and a $655,000,000 six-year term loan ($653,363,000 of which was outstanding at September 30, 2004 and $600,000,000 of which was outstanding at September 30, 2003). Borrowings under the five-year revolving credit facility (US Revolver) must be repaid in full for thirty consecutive days each year. The interest rate on borrowings under the Credit Facility can be fixed for periods ranging from one to six months. At our option the interest rate is based upon specified levels in excess of the applicable base rate or LIBOR. At September 30, 2004, the weighted average interest rate for borrowings under the term loan was 5.40%. The multicurrency facility permits optional prepayments and reborrowings and requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008. This facility and the U.S. Revolver terminate on June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009, provided however, that the maturity of the term loan will be shortened to (i) August 1, 2008, if we do not prior to such date repay or refinance our 9 1/2% senior notes due 2009 (see 4(d)), or (ii) December 31, 2008, if prior to such date our outstanding preferred stock is not redeemed or converted into common stock. A commitment fee of .50% of the unused credit of the facility is due quarterly in arrears. The principal borrower under the facility is SFTP, and borrowings under the Credit Facility are guaranteed by Holdings, Six Flags Operations and all of Six Flags Operations' domestic subsidiaries and are secured by substantially all of Six Flags Operations' domestic assets and a pledge of Six Flags Operations' capital stock. See Note 1 regarding interest rate hedging activities with respect to a portion of the term loan component of the Credit Facility.

        On November 25, 2003, we entered into an amendment to the Credit Facility pursuant to which we amended the covenants relating to the leverage ratio through 2005 and the fixed charge coverage ratio through June 30, 2007 in order to provide us with additional financial flexibility. In addition, pursuant to the amendment we are permitted to enter into fixed-to-floating rate debt swap agreements so long as our total floating rate debt does not exceed 50% of our total debt as of the swap date. In exchange for our lenders' consent to the amendment, we agreed to an increase of 0.25% in the interest rates we are charged on our borrowings under the Credit Facility.

        On November 5, 2004, we entered into an additional amendment to the Credit Facility which further relaxed the leverage ratio through 2006 and the fixed charge coverage ratio through 2007. In exchange for our lenders' consent to the amendment, we agreed to a further increase of 0.25% in certain circumstances in the interest rates we are charged on our borrowings under the Credit Agreement. We also agreed to pay a 1% prepayment penalty if we refinance all or any portion of the term loans outstanding under the Credit Facility prior to November 4, 2005.

        On January 14, 2004, we completed a $130,000,000 increase of the term loan portion of the Credit Facility and used all of the proceeds of the additional loan to redeem the remaining balance of our 9 3/4% Senior Notes due 2007 then outstanding. See 4(c) below. In March 2004, we amended the term loan in order to permit the sales of the discontinued operations. In April 2004, we permanently repaid $75,000,000 of the term loan from a portion of the proceeds of the sale of the discontinued operations and recognized a gross loss of $1,181,000, together with a related $449,000 tax benefit, for the write off of debt issuance costs.

        The Credit Facility contains restrictive covenants that, among other things, limit the ability of Six Flags Operations and its subsidiaries to dispose of assets; incur additional indebtedness or liens; repurchase stock; make investments; engage in mergers or consolidations; pay dividends (except that (i) dividends of up to $75,000,000 in the aggregate (of which $8,900,000 had been dividended prior to September 30, 2004) may be made from cash from operations in order to enable us to pay amounts in respect of any refinancing or repayment of Holdings' senior notes and (ii) subject to covenant compliance, dividends will be permitted to allow Holdings to meet cash interest obligations with respect to its Senior Notes, cash dividend payments on our PIERS and our obligations to the limited partners in Six Flags Over Georgia and Six Flags Over Texas) and engage in certain transactions with subsidiaries and affiliates. In addition, the Credit Facility requires that Six Flags Operations comply with certain specified financial ratios and tests.

        (c)   On June 30, 1999, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2007 (the 2007 Senior Notes). In December 2002, we had repurchased $7,000,000 principal amount of the 2007 Senior Notes. In January 2004, we redeemed the 2007 Senior Notes in full from the proceeds of the December 2003 issuance of our 9 5/8% Senior Notes due 2014 (see 4(g) below) and the proceeds of the $130.0 million increase in our term loan (see 4(b) above). A gross loss of $25,178,000 due to the redemption of the 2007 Senior Notes, together with a related $9,567,000 tax benefit, was recognized in the first quarter of 2004.

        (d)   On February 2, 2001, Holdings issued $375,000,000 principal amount of 9 1/2% Senior Notes due 2009 (the 2009 Senior Notes). As of September 30, 2004, we had repurchased $26,000,000 principal amount of the 2009 Senior Notes. A gross loss of $1,321,000 due to this repurchase, together with a related $502,000 tax benefit, was recognized in the first nine months of 2004. The 2009 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2009 Senior Notes require annual interest payments of approximately $33,155,000 (9 1/2% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2009. The 2009 Senior Notes are redeemable, at Holding's option, in whole or in part, at any time on or after February 1, 2005, at varying redemption prices beginning at 104.75% and reducing annually until maturity. The net proceeds of the 2009 Senior Notes were used to repurchase senior notes of Six Flags Operations and to repay borrowings under the multicurrency revolving portion of the Credit Facility (see Note 4(b)).

        The indenture under which the 2009 Senior Notes were issued limits our ability to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with affiliates, among other things.

        (e)   On February 11, 2002, Holdings issued $480,000,000 principal amount of 8 7/8% Senior Notes due 2010 (the 2010 Senior Notes). As of September 30, 2004, we had repurchased $77,000,000 principal amount of the 2010 Senior Notes. A gross loss of $1,365,000 due to this repurchase, together with a related $519,000 tax benefit, was recognized in the first nine months of 2004. The 2010 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2010 Senior Notes require annual interest payments of approximately $35,766,000 (8 7/8% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2010. The 2010 Senior Notes are redeemable, at Holding's option, in whole or in part, at any time on or after February 1, 2006, at varying redemption prices beginning at 104.438% and reducing annually until maturity. The indenture under which the 2010 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2010 Senior Notes were used to fund the redemptions of senior notes of Holdings and Six Flags Operations.

        (f)    On April 16, 2003, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2013 (the 2013 Senior Notes). As of September 30, 2004, we had repurchased $42,000,000 principal amount of the 2013 Senior Notes. A gross loss of $1,980,000 due to this repurchase, together with a related $752,000 tax benefit, was recognized in the first nine months of 2004. The 2013 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2013 Senior Notes require annual interest payments of approximately $37,830,000 (9 3/4% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2013. The

2013 Senior Notes are redeemable, at Holdings' option, in whole or in part, at any time on or after April 15, 2008, at varying redemption prices beginning at 104.875% and reducing annually until maturity. The indenture under which the 2013 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. All of the net proceeds of the 2013 Senior Notes were used to fund the tender offer and redemption of the Senior Discount Notes (see Note 4(a)).

        (g)   On December 5, 2003, Holdings issued $325,000,000 principal amount of 9 5/8% Senior Notes due 2014 (the 2014 Senior Notes). As of September 30, 2004, we had repurchased $16,350,000 principal amount of the 2014 Senior Notes. A gross loss of $837,000 due to this repurchase, together with a related $318,000 tax benefit, was recognized in the first nine months of 2004. The 2014 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2014 Senior Notes require annual interest payments of approximately $29,708,000 (9 5/8% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2014. The 2014 Senior Notes are redeemable, at Holdings' option, in whole or in part, at any time on or after June 1, 2009, at varying redemption prices beginning at 104.813% and reducing annually until maturity. The indenture under which the 2014 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. All of the net proceeds of the 2014 Senior Notes were used to redeem a portion of the 2007 Senior Notes (see Note 4(c)).

5.    Commitments and Contingencies

        On April 1, 1998 we acquired all of the capital stock of Six Flags Entertainment Corporation for $976,000,000, paid in cash. In addition to our obligations under outstanding indebtedness and other securities issued or assumed in the Six Flags acquisition, we also guaranteed in connection therewith certain contractual obligations relating to the partnerships that own the two Partnership Parks, Six Flags Over Texas and Six Flags Over Georgia. Specifically, we guaranteed the obligations of the general partners of those partnerships to (i) make minimum annual distributions of approximately $53,200,000 (as of 2004 and subject to annual cost of living adjustments thereafter) to the limited partners in the Partnership Parks (including in respect of limited partnership units we own) and (ii) make minimum capital expenditures at each of the Partnership Parks during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Partnership Parks is used to satisfy these requirements first, before any funds are required from us. We also guaranteed the obligation of our subsidiaries to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units outstanding as of the date of the agreements (the "Partnership Agreements") that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Partnership Park equal to the greater of (i) a value derived by multiplying such park's weighted- average four-year EBITDA (as defined in the Partnership Agreements) by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250.0 million in the case of the Georgia park and $374.8 million in the case of the Texas park. Our obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2027 and 2028, respectively.

        As we purchase units relating to either Partnership Park, we are entitled to the minimum distribution and other distributions attributable to such units, unless we are then in default under the applicable agreements with our partners at such Partnership Park. On September 30, 2004, we owned approximately 25.3% and 37.5%, respectively, of the limited partnership units in the Georgia and Texas partnerships. No units were tendered in 2004. The maximum unit purchase obligations for 2005 at both parks will aggregate approximately $215.5 million.

        In October, 2004, the settlement of a purported class action litigation in the California Superior Court for Los Angeles County became effective. The plaintiffs in the litigation had alleged that security and other practices at our parks in Valencia, California, discriminated against visitors on the basis of race, color, ethnicity, national origin and/or physical appearance, and had asserted claims under California statutes and common law. Under the terms of the settlement, we paid $5,625,000 into a settlement fund, provided 7,000 free tickets to the Valencia park, and accepted certain injunctive relief, in exchange for a complete, class-wide release of all claims within the scope of the master complaint, other than claims by sixteen individuals who requested exclusion from the class. We have received a payment of $1.5 million from one of the two applicable insurance companies. We have commenced legal action against the other insurer.

        On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England, and on September 1, 2004 a lawsuit was commenced against us and the ride manufacturer on behalf of the decedent's estate and members of his immediate family. The park is covered by our multi-layered general liability insurance coverage of up to $100.0 million per occurrence, with a $2.5 million self-insurance retention. At this time we do not believe that the impact of this incident, including the resulting lawsuit, will have a material adverse effect on our consolidated financial position, operations or liquidity.

        We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100,000,000 per occurrence. For incidents arising after November 15, 2003, our self-insured retention is generally $2,500,000 per occurrence ($2,000,000 per occurrence for the twelve months ended November 15, 2003 and $1,000,000 per occurrence for the twelve months ended on November 15, 2002) for our domestic parks and a nominal amount per occurrence for our international parks. Our self-insured retention after November 15, 2003 is $750,000 for workers compensation claims ($500,000 for the period from November 15, 2001 to November 15, 2003). For most incidents prior to November 15, 2001, our policies did not provide for a self-insured retention. Based upon reported claims and an estimate for incurred, but not reported claims, we accrue a liability for our self-insured retention contingencies.

        We are party to various other legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to us and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, our estimate of the outcomes of such matters and our experience in contesting, litigating and settling similar matters. None of the legal actions are believed by management to involve amounts that would be material to our consolidated financial position, results of operations, or liquidity after consideration of recorded accruals.

6.    Minority Interest, Partnerships and Joint Ventures

        Minority interest represents the third parties' share of the assets of the four parks that are less than wholly-owned, Six Flags Over Texas, Six Flags Over Georgia (including Six Flags White Water

Atlanta which is owned by the partnership that owns Six Flags Over Georgia) and Six Flags Marine World. Minority interest in earnings shown is reduced by depreciation and other non-operating expenses of $1,371,000 and $1,528,000, respectively, for the quarters ended September 30, 2004 and 2003 and $4,113,000 and $4,328,000, respectively, for the nine months ended September 30, 2004 and 2003.

        In April 1997, we became manager of Marine World (subsequently renamed Six Flags Marine World), then a marine and exotic wildlife park located in Vallejo, California, pursuant to a contract with an agency of the City of Vallejo under which we are entitled to receive an annual base management fee of $250,000 and up to $250,000 annually in additional management fees based on park revenues. In addition, we lease approximately 40 acres of land within the site for nominal rent and an initial term of 55 years (plus four ten-year and one four-year renewal options). We have added theme park rides and attractions on the leased land, which is located within the existing park, in order to create one fully-integrated regional theme park at the site. We are entitled to receive, in addition to the management fee, 80% of the cash flow generated by the combined operations at the park, after combined operating expenses and debt service on outstanding third party debt obligations relating to the park. We also have an option through February 2007 to purchase the entire site at a purchase price equal to the greater of the then principal amount of the debt obligations of the seller (expected to aggregate $52,000,000) or the then fair market value of the seller's interest in the park (based on a formula relating to the seller's 20% share of Marine World's cash flow). We have withdrawn the exercise notice we had previously delivered.

        See note 5 for a description of the partnership arrangements applicable to Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks).

7.    Business Segments

        We manage our operations on an individual park location basis. Discrete financial information is maintained for each park and provided to our management for review and as a basis for decision making. The primary performance measure used to allocate resources is earnings before interest, tax expense, depreciation and amortization ("EBITDA"). All of our parks provide similar products and services through a similar process to the same class of customer through a consistent method. As such, we have only one reportable segment—operation of theme parks. The following tables present segment financial information and a reconciliation of the primary segment performance measure to loss from continuing operations before income taxes. Park level expenses exclude all noncash operating expenses, principally depreciation and amortization, and all non-operating expenses.

	Nine Months Ended September 30,
	2004	2003
	(In thousands)
Theme park revenue	$928,633	$950,426
Theme park cash expenses	(597,214)	(582,425)

Aggregate park EBITDA	331,419	368,001
Minority interest in earnings—EBITDA	(45,809)	(44,255)
Corporate expenses	(19,718)	(20,269)
Non-cash compensation	(482)	(76)
Other income (expenses)	(51,235)	(28,939)
Minority interest in earnings— depreciation and other expense	4,113	4,328
Depreciation and amortization	(111,289)	(106,453)
Interest expense	(148,453)	(160,619)
Interest income	2,635	1,426

Income (loss) from continuing operations before income taxes	$(38,819)	$13,144

        After giving effect to the discontinued operations, all of our parks are located in the United States except one park located in Mexico and one located in Canada. The assets and operations of the park in Madrid, which we manage (but do not own), are not included in these tables. The following information reflects our long-lived assets and revenue by domestic and foreign categories as of and for the first nine months of 2004 and 2003.

	Domestic	Foreign	Total
	(In thousands)
2004:
Long-lived assets	$3,144,969	$129,610	$3,274,579
Revenues	873,685	54,948	928,633
	Domestic	Foreign	Total
	(In thousands)
2003:
Long-lived assets	$3,235,212	$126,586	$3,361,798
Revenues	896,640	53,786	950,426

        Long-lived assets include property and equipment and intangible assets.

8.    Pension Benefits

        As part of the acquisitions of the former Six Flags, we assumed the obligations related to the SFTP Defined Benefit Plan (the Plan). The Plan covered substantially all of SFTP's employees.

Subsequent to that acquisition the Plan was amended to cover substantially all of our domestic full-time employees. The Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee's last ten years of employment and years of service. Plan assets are invested primarily in common stock and mutual funds. The Plan does not have significant liabilities other than benefit obligations. Under our funding policy, contributions to the Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

        In December 2003, FASB Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional annual and quarterly disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The following disclosures incorporate the requirements of Statement 132 (revised).

  Components of Net Periodic Benefit Cost

	Nine Months Ended September 30,
	2004	2003
Service cost	$3,955	$3,547
Interest cost	6,210	5,767
Expected return on plan assets	(6,053)	(5,145)
Amortization of prior service cost	226	226
Recognized net actuarial loss	1,969	2,445

Net periodic benefit cost	$6,307	$6,840

  Weighted-average assumptions to determine net cost

Discount Rate	6.125%	6.500%
Rate of Compensation Increase	3.750%	4.000%
Expected Return on Plan Assets	8.750%	9.000%

  Employer Contributions

        In our 2003 consolidated financial statements, we disclosed that we expected to contribute $6,897,000 to our pension plans in 2004. In April 2004 the Pension Funding Equity Act was signed into law. This legislation reduced the amount of contributions required to be made to the Plan in fiscal year 2004 by $3,749,000. As a result, the contribution for fiscal year 2004 was $3,149,000. We contributed $1,250,000 to the Plan in the second quarter of 2004 and contributed the remaining amount of $1,899,000 in the third quarter of 2004.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Six Flags, Inc.:

        We have audited the accompanying consolidated balance sheets of Six Flags, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Six Flags, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1(t) to the consolidated financial statements, the Company changed its method of accounting for its investments in certain variable interest entities in 2003 and has reclassified all periods presented to reflect the consolidation of such entities. As discussed in Note 1(i) to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002. As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG LLP
Oklahoma City, Oklahoma February 27, 2004, except as to Note 2, which is as of April 8, 2004, Note 6, which is as of May 25, 2004, and Note 12, which is as of May 2, 2004

SIX FLAGS, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$98,189,000	$31,307,000
Accounts receivable	27,836,000	29,432,000
Inventories	23,694,000	30,866,000
Prepaid expenses and other current assets	31,093,000	33,956,000
Restricted-use investment securities	317,913,000	75,111,000

Total current assets	498,725,000	200,672,000
Other assets:
Debt issuance costs	55,062,000	51,752,000
Deposits and other assets	28,104,000	34,388,000

Total other assets	83,166,000	86,140,000
Property and equipment, at cost	2,808,079,000	2,709,180,000
Less accumulated depreciation	718,059,000	576,906,000

Total property and equipment	2,090,020,000	2,132,274,000
Assets held for sale	770,689,000	715,697,000
Intangible assets, net of accumulated amortization	1,240,171,000	1,236,510,000

Total assets	$4,682,771,000	$4,371,293,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$28,754,000	$32,947,000
Accrued compensation, payroll taxes, and benefits	7,828,000	11,122,000
Accrued insurance reserves	21,200,000	6,576,000
Accrued interest payable	47,846,000	38,092,000
Deferred income	6,441,000	6,248,000
Other accrued liabilities	31,611,000	32,720,000
Debt called for prepayment	301,200,000	—
Current portion of long-term debt	19,011,000	34,495,000

Total current liabilities	463,891,000	162,200,000
Long-term debt	2,354,194,000	2,305,221,000
Other long-term liabilities	43,311,000	54,642,000
Minority interest	64,793,000	71,122,000
Liabilities from discontinued operations	69,130,000	66,202,000
Deferred income taxes	44,283,000	72,221,000
Mandatorily redeemable preferred stock (redemption value of $287,500,000)	281,119,000	279,993,000
Stockholders' equity:
Preferred stock of $1.00 par value, 5,000,000 shares authorized; 115,000 issued and outstanding	—	—
Common stock of $.025 par value 150,000,000 shares authorized, 92,616,528 shares issued and outstanding at December 31, 2003 and 2002	2,315,000	2,315,000
Capital in excess of par value	1,747,425,000	1,747,324,000
Accumulated deficit	(422,357,000)	(338,674,000)
Accumulated other comprehensive income (loss)	34,667,000	(51,273,000)

Total stockholders' equity	1,362,050,000	1,359,692,000

Total liabilities and stockholders' equity	$4,682,771,000	$4,371,293,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenue:
Theme park admissions	$572,152,000	$583,649,000	$596,462,000
Theme park food, merchandise and other	476,491,000	475,446,000	479,527,000

Total revenue	1,048,643,000	1,059,095,000	1,075,989,000
Operating costs and expenses:
Operating expenses	424,319,000	406,701,000	398,564,000
Selling, general and administrative	206,109,000	188,926,000	186,787,000
Noncash compensation (primarily selling, general and administrative)	101,000	9,256,000	8,616,000
Costs of products sold	83,938,000	85,942,000	86,723,000
Depreciation	144,282,000	136,802,000	130,187,000
Amortization	1,171,000	1,079,000	59,658,000

Total operating costs and expenses	859,920,000	828,706,000	870,535,000

Income from operations	188,723,000	230,389,000	205,454,000
Other income (expense):
Interest expense	(215,239,000)	(231,337,000)	(230,472,000)
Interest income	1,928,000	3,228,000	6,638,000
Minority interest in earnings	(35,997,000)	(36,760,000)	(39,056,000)
Early repurchase of debt	(27,592,000)	(29,895,000)	(13,756,000)
Other expense	(2,445,000)	(6,000,000)	(4,639,000)

Total other income (expense)	(279,345,000)	(300,764,000)	(281,285,000)

Loss from continuing operations before income taxes	(90,622,000)	(70,375,000)	(75,831,000)
Income tax benefit	28,564,000	21,899,000	5,607,000

Loss from continuing operations	(62,058,000)	(48,476,000)	(70,224,000)
Cumulative effect of a change in accounting principle	—	(61,054,000)	—
Discontinued operations, net of tax benefit of $4,572,000 in 2003, tax expense of $6,473,000 in 2002, and tax benefit of $6,815,000 in 2001	345,000	3,832,000	12,122,000

Net loss	$(61,713,000)	$(105,698,000)	$(58,102,000)

Net loss applicable to common stock	$(83,683,000)	$(127,668,000)	$(84,617,000)

Net loss per average common share outstanding—basic and diluted:
Loss from continuing operations	$(0.90)	$(0.76)	$(1.09)
Cumulative effect of a change in accounting principle	—	(0.66)	—
Discontinued operations	—	0.04	0.14

Net loss	$(0.90)	$(1.38)	$(0.95)

Weighted average number of common shares outstanding—basic and diluted	92,617,000	92,511,000	89,221,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2003, 2002 and 2001

	Preferred Stock		Common Stock
								Accumulated Other Comprehensive Income (Loss)
	Shares Issued	Amount	Shares Issued	Amount	Capital in Excess of Par Value	Accumulated Deficit	Deferred Compensation		Total
Balances at December 31, 2000	11,500	$12,000	80,068,826	$2,001,000	$1,725,890,000	$(128,928,000)	$(5,399,000)	$(48,589,000)	$1,544,987,000
Issuance of common stock	—	—	12,069,975	302,000	9,547,000	—	(7,439,000)	—	2,410,000
Amortization of deferred compensation	—	—	—	—	—	—	5,888,000	—	5,888,000
Retirement of preferred stock	(11,500)	(12,000)	—	—	12,000	—	—	—	—
Stock option compensation	—	—	—	—	2,772,000	—	—	—	2,772,000
Net loss	—	—	—	—	—	(58,102,000)	—	—	(58,102,000)
Other comprehensive loss—Foreign currency translation adjustment	—	—	—	—	—	—	—	(19,062,000)	(19,062,000)
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	(14,215,000)	(14,215,000)

Comprehensive loss									(91,379,000)
Preferred stock dividends	—	—	278,912	7,000	5,913,000	(23,976,000)	—	—	(18,056,000)

Balances at December 31, 2001	—	—	92,417,713	2,310,000	1,744,134,000	(211,006,000)	(6,950,000)	(81,866,000)	1,446,622,000
Issuance of common stock	—	—	198,815	5,000	884,000	—	—	—	889,000
Amortization of deferred compensation	—	—	—	—	—	—	6,950,000	—	6,950,000
Stock option compensation	—	—	—	—	2,306,000	—	—	—	2,306,000
Net loss	—	—	—	—	—	(105,698,000)	—	—	(105,698,000)
Other comprehensive income (loss)—Foreign currency translation adjustment	—	—	—	—	—	—	—	43,518,000	43,518,000
Additional minimum liability on defined benefit retirement plan, net of tax	—	—	—	—	—	—	—	(16,197,000)	(16,197,000)
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	3,272,000	3,272,000

Comprehensive loss									(75,105,000)
Preferred stock dividends	—	—	—	—	—	(21,970,000)	—	—	(21,970,000)

Balances at December 31, 2002	—	—	92,616,528	2,315,000	1,747,324,000	(338,674,000)	—	(51,273,000)	1,359,692,000
Stock option compensation	—	—	—	—	101,000	—	—	—	101,000
Net loss	—	—	—	—	—	(61,713,000)	—	—	(61,713,000)
Other comprehensive income—Foreign currency translation adjustment	—	—	—	—	—	—	—	78,868,000	78,868,000
Additional minimum liability on defined benefit retirement plan, net of tax	—	—	—	—	—	—	—	2,928,000	2,928,000
Cash flow hedging derivatives, net of tax	—	—	—	—	—	—	—	4,144,000	4,144,000

Comprehensive income									24,227,000
Preferred stock dividends	—	—	—	—	—	(21,970,000)	—	—	(21,970,000)

Balances at December 31, 2003	—	$—	92,616,528	$2,315,000	$1,747,425,000	$(422,357,000)	$—	$34,667,000	$1,362,050,000

See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flow from operating activities:
Net loss	$(61,713,000)	$(105,698,000)	$(58,102,000)
Adjustments to reconcile net loss to net cash provided by operating activities (net of effects of acquisitions):
Depreciation and amortization	145,453,000	137,881,000	189,845,000
Minority interest in earnings	35,997,000	36,760,000	39,056,000
Partnership and joint venture distributions	(42,326,000)	(42,570,000)	(43,780,000)
Noncash compensation	101,000	9,256,000	8,616,000
Interest accretion on notes payable	10,205,000	37,818,000	34,168,000
Early repurchase of debt	27,592,000	29,895,000	13,756,000
Loss on discontinued operations	43,993,000	34,297,000	37,127,000
Cumulative effect of change in accounting principle	—	61,054,000	—
Amortization of debt issuance costs	8,400,000	8,952,000	9,370,000
Loss on disposal of fixed assets	2,016,000	4,512,000	4,820,000
(Increase) decrease in accounts receivable	1,724,000	(4,093,000)	788,000
Decrease in inventories and prepaid expenses and other current assets	10,035,000	1,771,000	440,000
(Increase) decrease in deposits and other assets	6,284,000	(2,153,000)	3,912,000
Increase (decrease) in accounts payable, deferred income, accrued liabilities and other long-term liabilities	4,171,000	13,767,000	(34,645,000)
Increase in accrued interest payable	9,754,000	7,396,000	6,321,000
Deferred income tax benefit	(36,492,000)	(18,091,000)	(14,667,000)

Total adjustments	226,907,000	316,452,000	255,127,000

Net cash provided by operating activities	165,194,000	210,754,000	197,025,000
Cash flow from investing activities:
Additions to property and equipment	(99,408,000)	(134,883,000)	(131,539,000)
Capital expenditures of discontinued operations	(13,509,000)	(33,185,000)	(64,319,000)
Other investing activities	(1,186,000)	—	—
Acquisition of theme park assets and partnership interests	(5,764,000)	(7,036,000)	(133,282,000)
Acquisition of theme park companies, net of cash acquired	—	(5,415,000)	—
Purchase of restricted-use investments	(317,913,000)	(469,933,000)	(7,120,000)
Maturities of restricted-use investments	75,111,000	469,991,000	20,100,000
Proceeds from sale of assets	181,000	3,996,000	2,565,000

Net cash used in investing activities	(362,488,000)	(176,465,000)	(313,595,000)
Cash flow from financing activities:
Repayment of long-term debt	(706,356,000)	(721,466,000)	(716,190,000)
Proceeds from borrowings	1,008,850,000	717,811,000	587,665,000
Net cash proceeds from issuance of preferred stock	—	—	277,834,000
Net cash proceeds from issuance of common stock	—	889,000	1,348,000
Payment of cash dividends	(20,844,000)	(20,844,000)	(22,845,000)
Payment of debt issuance costs	(17,312,000)	(24,615,000)	(10,664,000)

Net cash provided by (used in) financing activities	264,338,000	(48,225,000)	117,148,000
Effect of exchange rate changes on cash	(162,000)	(339,000)	138,000
Increase (decrease) in cash and cash equivalents	66,882,000	(14,275,000)	716,000
Cash and cash equivalents at beginning of year	31,307,000	45,582,000	44,866,000

Cash and cash equivalents at end of year	$98,189,000	$31,307,000	$45,582,000

Supplemental cash flow information:
Cash paid for interest	$186,801,000	$176,309,000	$180,613,000
Cash paid for income taxes	$3,131,000	$1,886,000	$2,546,000

Supplemental disclosure of noncash investing and financing activities:

2003

  •
  None.

2002

  •
  Acquired approximately $3,084,000 of assets through a capital lease; $3,000,000 was in connection with the Jazzland acquisition.

  •
  Assumed $16,820,000 of long-term debt in Jazzland acquisition, including the $3,000,000 capital lease referred to above.

2001

  •
  Issued $1,062,000 of common stock (86,824 shares) as additional consideration for a theme park acquisition.

  •
  Converted 5,750,000 shares of PIES into 11,500,000 shares of common stock.

  •
  Acquired approximately $26,861,000 of assets through capital leases.

  •
  Issued 278,912 shares of common stock as PIES dividends.

  See accompanying notes to consolidated financial statements.

SIX FLAGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001

(1)    Summary of Significant Accounting Policies

  (a) Description of Business

        We own and operate regional theme and water parks. Unless otherwise indicated, references herein to "we," "our" or "Six Flags" means Six Flags, Inc. and our subsidiaries, and "Holdings" refers only to Six Flags, Inc., without regard to our subsidiaries.

        As of December 31, 2003, we owned or operated 39 parks, including 29 domestic parks, one park in Mexico, eight parks in Europe and one in Canada. In April 2004 we sold in two separate transactions seven parks in Europe and Six Flags Worlds of Adventure in Ohio. The accompanying consolidated financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003, 2002 and 2001 reflect the assets, liabilities and results of the sold facilities as discontinued operations. See Note 2.

        On August 23, 2002, we acquired Jazzland (subsequently renamed Six Flags New Orleans), a theme park located outside New Orleans. See Note 2.

        On May 2, 2001, we acquired substantially all of the assets of La Ronde, a theme park located in the City of Montreal. See Note 2.

        In February 2001, we purchased substantially all of the assets used in the operation of Sea World of Ohio, a marine wildlife park located adjacent to our Six Flags Ohio theme park. See Note 2. The accompanying consolidated financial statements for the year ended December 31, 2002, reflect the results of the former Jazzland only from its acquisition date in August 2002. The accompanying consolidated financial statements for the year ended December 31, 2001, reflect the results of La Ronde only from its acquisition date of May 2001.

  (b) Basis of Presentation

        Our accounting policies reflect industry practices and conform to accounting principles generally accepted in the United States of America.

        The consolidated financial statements include our accounts, our majority and wholly owned subsidiaries, and limited partnerships and limited liability companies in which we beneficially own 100% of the interests.

        We also consolidate the partnerships and joint ventures that own Six Flags Over Texas, Six Flags Over Georgia, Six Flags White Water Atlanta and Six Flags Marine World as we have determined that we have the most significant economic interest as we receive a majority of these entity's expected losses or expected residual returns and have the ability to make decisions that significantly affect the results of the activities of these entities. See Note 1(t). The equity interests owned by nonaffiliated parties in these entities are reflected in the accompanying consolidated balance sheets as minority interest. The portion of earnings from these parks owned by non-affiliated parties in these entities is reflected as minority interest in the accompanying consolidated statements of operations and in the consolidated statements of cash flows.

        Our 5% equity investment in Warner Bros. Movie World Madrid is accounted for using the cost method of accounting and is included in deposits and other assets. Intercompany transactions and balances have been eliminated in consolidation.

  (c) Cash Equivalents

        Cash equivalents of $61,827,000 and $8,532,000 at December 31, 2003 and 2002, respectively, consist of short-term highly liquid investments with a remaining maturity as of purchase date of three months or less, which are readily convertible into cash. For purposes of the consolidated statements of cash flows, we consider all highly liquid debt instruments with remaining maturities as of their purchase date of three months or less to be cash equivalents.

  (d) Inventories

        Inventories are stated at the lower of cost (first-in, first-out) or market value and primarily consist of products for resale including merchandise and food and miscellaneous supplies.

  (e) Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets include $14,786,000 and $14,180,000 of spare parts inventory for existing rides and attractions at December 31, 2003 and 2002, respectively. These items are expensed as the repair or maintenance of rides and attractions occur.

  (f) Advertising Costs

        Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion, and marketing programs are charged to operations when incurred. The amounts capitalized at year end are included in prepaid expenses.

        Advertising and promotions expense was $112,121,000, $105,097,000 and $110,744,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

  (g) Debt Issuance Costs

        We capitalize costs related to the issuance of debt. The amortization of such costs is recognized as interest expense under a method approximating the interest method over the term of the respective debt issue.

  (h) Property and Equipment

        Rides and attractions are depreciated using the straight-line method over 5-25 years. Land improvements are depreciated using the straight-line method over 10-15 years. Buildings and improvements are depreciated over their estimated useful lives of approximately 30 years by use of the straight-line method. Furniture and equipment are depreciated using the straight-line method over 5-10 years.

        Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized as property and equipment. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized.

  (i) Intangible Assets

        For periods through December 31, 2001, goodwill, which represents the excess of purchase price over fair value of net assets acquired, had been amortized on a straight-line basis over the expected period to be benefited, generally 18 to 25 years. Other intangible assets had been amortized over the period to be benefited, generally up to 25 years. We assessed the recoverability of intangible assets by determining whether the amortization of the intangible asset balance over its remaining life could be recovered through undiscounted future operating cash flows from the acquisition. The amount of goodwill impairment, if any, would have been measured based on projected discounted future operating cash flows using a discount rate reflecting our average borrowing rate. The assessment of the recoverability of goodwill would be impacted if estimated future operating cash flows were not achieved.

        For periods beginning on January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." As a result, goodwill and intangible assets with indefinite useful lives were no longer amortized, but instead will be tested for impairment at least annually. As of the date of the adoption of SFAS No. 142, our unamortized goodwill was $1,274,913,000. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and are required to perform an annual impairment review thereafter. To accomplish this, we identified our reporting units (North America and Europe) and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We then determined the fair value of each reporting unit, compared it to the carrying amount of the reporting unit and compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Based on the foregoing, we determined that $61,054,000 of goodwill associated with our European reporting unit was impaired and, during 2002, we recognized a transitional impairment loss in that amount as the cumulative effect of a change in accounting principle in our consolidated statements of operations (see Note 2 related to the disposition of these parks). The loss was retroactively recorded in the first quarter of 2002, which was restated for this loss, in accordance with the requirements of SFAS No. 142. Our unamortized goodwill after impairment is $1,216,688,000 at December 31, 2003.

        The following table reconciles our reported net loss to our adjusted net loss and our reported basic and diluted loss per average share to our adjusted basic and diluted loss per average share for the years ended December 31, 2003, 2002 and 2001. The amounts reflected in the year ended December 31, 2002 column do not include the $61,054,000 cumulative effect of a change in accounting principle.

	Year Ended December 31,
	2003	2002	2001
	(In thousands, except per share amounts)
Reported loss before cumulative effect of a change in accounting principle	$(61,713)	(44,644)	(58,102)
Add back: Goodwill amortization, net of tax effect of $5,620,000 in 2001	—	—	57,294

Adjusted net loss	$(61,713)	(44,644)	(808)

Adjusted net loss applicable to common stock	$(83,683)	(66,614)	(27,323)

Basic and Diluted loss per average share:
Reported loss applicable to common stock before cumulative effect of a change in accounting principle	$(0.90)	(0.72)	(0.95)
Goodwill amortization	—	—	0.64

Adjusted net loss before cumulative effect of a change in accounting principle	$(0.90)	(0.72)	(0.31)

        Included in goodwill amortization above for the year ended December 31, 2001 is approximately $62,914,000 included in the consolidated statements of operations.

        The following table reflects our intangible assets, exclusive of goodwill, all of which are subject to amortization (in thousands):

	As of December 31, 2003		As of December 31, 2002		As of December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$3,610	1,055	3,610	883	3,610	735
Licenses	$22,932	3,749	21,746	2,771	21,746	1,865

	$26,542	4,804	25,356	3,654	25,356	2,600

        We expect that amortization expense on our existing intangible assets subject to amortization will average approximately $1.0 million over each of the next five years.

  (j) Long-Lived Assets

        We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (k) Revenue Recognition

        We recognize revenue upon admission into our parks, provision of our services, or when products are delivered to our customer. For season pass and other multi-use admissions, we recognize a pro-rata portion of the revenue as the customer attends our parks.

  (l) Interest Expense

        Interest on notes payable is generally recognized as expense on the basis of stated interest rates. Notes payable assumed in an acquisition are carried at amounts adjusted to impute a market rate of interest cost (when the obligations were assumed).

  (m) Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. United States deferred income taxes have not been provided on foreign earnings which are being permanently reinvested.

  (n) Loss Per Common Share

        Basic loss per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. No adjustments for stock options were included in the 2003, 2002 and 2001 computations of diluted loss per share because the effect would have been antidilutive. Additionally, the weighted average number of shares for each of the years ended December 31, 2003, 2002 and 2001 does not include the impact of the conversion of outstanding convertible preferred stock into shares of common stock as the effect of the conversion and resulting decrease in preferred stock dividends would be antidilutive. Our Preferred Income Equity Redeemable Shares (PIERS), which are shown as mandatorily redeemable preferred stock on our consolidated balance sheets, were issued in January 2001 and are convertible into 13,789,000 shares of common stock. On April 2, 2001, our Premium Income Equity Securities (PIES) automatically converted into a total of 11,500,000 common shares.

        Preferred stock dividends and amortization of related issue costs of $21,970,000, $21,970,000, and $26,515,000 were included in determining net loss applicable to common stock in 2003, 2002 and 2001, respectively.

  (o) Stock Compensation

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. The adoption of Statement No. 148 did not have an impact on our consolidated financial statements.

        We apply the intrinsic-value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for our stock option plan. Under this method, compensation expense for unconditional employee stock options is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. For employee stock options that are conditioned upon the achievement of performance goals, compensation expense, as determined by the extent that the quoted market price of the underlying stock at the time that the condition for exercise is achieved exceeds the stock option exercise price, is recognized over the service period. For stock options issued to nonemployees, we recognize compensation expense at the time of issuance based upon the fair value of the options issued.

        Certain members of our management and professional staff have been issued seven-year options to purchase common shares under our 2001, 1998, 1996, 1995 and 1993 Stock Option and Incentive Plans (collectively, the Option Plans). Through December 31, 2003 all stock options granted under the Option Plans, have been granted with an exercise price equal to the underlying stock's fair value at the date of grant. Except for conditional options issued in 1998, options may be exercised on a cumulative basis with 20% of the total exercisable on the date of issuance and with an additional 20% being available for exercise on each of the succeeding anniversary dates. Any unexercised portion of the options will automatically terminate upon the seventh anniversary of the issuance date or following termination of employment. There were 1,531,000 conditional stock options granted in 1998. These options have the same vesting schedule as the unconditional stock options, except that no conditional option could be exercised until after the conditions of the stock option were met. The conditions related to the exercise of these stock options were met during December 1999.

        In 1999 and 1998, we also issued to certain consultants options to purchase 40,000 and 70,000 common shares, respectively. The options have substantially the same terms and conditions as the options granted under the Option Plans. We recognized the fair value of the options issued to the consultants as an expense in the year in which these options were granted.

        In June 2001, our shareholders approved a stock option plan for independent directors providing for options with respect to an aggregate of 250,000 shares. Options with respect to 80,000 shares, which had been previously granted, became effective upon shareholder approval. The exercise price of these options is $15.06 per share. In February 2002, options with respect to an additional 80,000 shares were issued to the independent directors. The exercise price of these options is $13.70 per share. In February 2003, options with respect to an additional 80,000 shares were issued to the directors. The exercise price of these options is $5.21 per share. Other than exercise prices, the terms of the directors' options are comparable to options issued under the Option Plans.

        At December 31, 2003, there were 4,548,874 additional shares available for grant under the Option Plans. The per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $3.47, $9.49 and $12.72, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 2003—expected dividend yield 0%, risk-free interest rate of 2.87%, expected volatility of 82%, and an expected life of 5 years. 2002—expected dividend yield 0%, risk-free interest rate of 4.18%, expected volatility of 85%, and an expected life of 5 years. 2001—expected dividend yield 0%, risk-free interest rate of 4.65%, expected volatility of 76%, and an expected life of 5 years.

        No compensation cost has been recognized for the unconditional stock options in the consolidated financial statements. Had we determined compensation cost based on the fair value at the grant date for all our unconditional stock options under SFAS 123, "Accounting for Stock Based Compensation," our net loss would have been increased to the pro forma amounts below:

	2003	2002	2001
Net loss applicable to common stock:
As reported	$(83,683,000)	(127,668,000)	(84,617,000)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12,958,000)	(19,837,000)	(18,988,000)

Pro forma	$(96,641,000)	(147,505,000)	(103,605,000)

Net loss per weighted average common share outstanding—basic and diluted:
As reported	$(0.90)	(1.38)	(0.95)
Pro forma	$(1.04)	(1.59)	(1.16)

        Stock option activity during the years indicated is as follows:

	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2000	7,431,850	$20.11
Granted	88,000	15.47
Exercised	(113,025)	11.92
Forfeited
Expired

Balance at December 31, 2001	7,406,825	20.01
Granted	549,000	13.70
Exercised	(198,815)	4.47
Forfeited	(383,000)	21.58
Expired

Balance at December 31, 2002	7,374,010	19.88
Granted	105,000	5.21
Exercised
Forfeited	(412,600)	21.05
Expired	(571,410)	11.00

Balance at December 31, 2003	6,495,000	$20.23

        At December 31, 2003, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $5.21 to $25.00 and 2.68 years, respectively.

        At December 31, 2003, 2002 and 2001, options exercisable were 6,041,200, 4,962,410 and 5,323,905, respectively, and weighted-average exercise price of those options was $20.80, $19.44 and $19.13, respectively.

  Restricted Stock Grants

        We issued 900,000 restricted common shares with an estimated aggregate value of $14,625,000 to members of our senior management in July 1997. We issued an additional 920,000 restricted common shares with an estimated aggregate value of $16,100,000 to members of our senior management in October 1998. We also issued an additional 370,126 restricted common shares with an estimated aggregate value of $7,439,000 to members of our senior management in April 2001. The restrictions on the stock issued lapse ratably over various terms, generally based on continued employment. The restrictions also lapse upon termination of the executive without cause or if a change in control of Six Flags occurs. Compensation expense equal to the aggregate value of the shares is being recognized as an expense over the respective vesting period. As of December 31, 2002, all compensation expense associated with the restricted common shares issued in July 1997, October 1998 and April 2001 had been fully recognized in our consolidated statements of operations.

  (p) Investment Securities

        Restricted-use investment securities at December 31, 2003 and 2002 consist of U.S. Treasury securities. At December 31, 2002, the securities were restricted to provide funds to satisfy our obligations under certain guarantees of partnership arrangements described in Note 12. The restriction period for these restricted-use investments terminated on April 1, 2003. The restricted-use investments at December 31, 2003 are restricted to provide funds to prepay certain debt. The prepayment was made in January 2004. See Notes 6(c) and 6(g). We classify our investment securities in one of two categories: available-for-sale or held-to-maturity. Held-to-maturity securities are those securities in which we have the ability and intent to hold the security until maturity. All other securities held by us are classified as available-for-sale. We do not purchase investment securities principally for the purpose of selling them in the near term and thus have no securities classified as trading.

        Available-for-sale securities are recorded at fair value. As of December 31, 2003 and 2002, the fair value of the restricted-use investments classified as available-for-sale was $317,913,000 and $75,111,000 which approximated the amortized cost of the securities. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from operations and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. As of December 31, 2003 and 2002, our restricted-use investment securities classified as available-for-sale had remaining maturities of less than one year.

        Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

  (q)    Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net loss, changes in the foreign currency translation adjustment, changes in the fair value of derivatives that are designated as hedges and the additional minimum liability on our defined benefit plan and is presented in the 2003, 2002 and 2001 consolidated statements of stockholders' equity and other comprehensive income (loss) as accumulated other comprehensive income (loss).

  (r)    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (s)    Reclassifications

        Reclassifications have been made to certain amounts reported in 2002 and 2001 to conform with the 2003 presentation.

  (t)    Impact of Recently Issued Accounting Pronouncements

        Statement of Financial Accounting Standards (SFAS) No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," was issued in April 2002. The Statement updates, clarifies and simplifies existing accounting pronouncements. As it relates to us, the statement eliminates the extraordinary loss classification on early debt extinguishments. Instead, the premiums and other costs associated with the early extinguishment of debt are reflected in pre-tax results similar to other debt-related expenses, such as interest expense and amortization of issuance costs. The statement became effective on January 1, 2003 in our case. Upon adoption, we reclassified the extraordinary losses incurred in prior periods ($29.9 million, with a related tax benefit of $11.4 million in 2002 and $13.8 million, with a related tax benefit of $5.2 million in 2001) as pretax items. The statement is also applicable to the 2003 tender offer and redemption of the Senior Discount Notes (see Note 6(a)). The adoption of this statement did not modify or adjust net loss for any period and did not impact our compliance with various debt covenants.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 which was subsequently reissued in December 2003 as Interpretation No. 46 Revised (FIN 46)." FIN 46 requires a company to consolidate a variable interest entity if the company has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. A direct or indirect ability to make decisions that significantly affect the results of the activities of a variable interest entity is a strong indication that a company has one or both of the characteristics that would require consolidation of the variable interest entity. FIN 46 also requires additional disclosures regarding variable interest entities. We adopted FIN 46 during the fourth quarter of 2003. As a result, the results of Six Flags Over Georgia, Six Flags Over Texas, Six Flags Marine World and Six Flags White Water Atlanta, which were previously accounted for by the equity method, are now reflected as consolidated subsidiaries. The 2002 and 2001 consolidated financial statements have been restated to consolidate these entities in order to enhance the comparability to the 2003 presentation.

        In December 2003, FASB Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefit," was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post retirement benefit plans. The Statement generally is effective for fiscal years ending December 15, 2003. Our disclosures in Note 10 incorporate the requirements of Statement 132 (revised).

(2)    Acquisition and Disposition of Theme Parks

        On April 8, 2004, we sold substantially all of the assets used in the operation of Six Flags Worlds of Adventure near Cleveland, Ohio (other than the marine and land animals located at that park and certain assets related thereto) for a cash purchase price of $144,300,000. In a separate transaction, on the same date, we sold all of the stock of Walibi S.A., our wholly-owned subsidiary that directly owned the seven parks we owned in Europe. The purchase price was approximately $200,000,000, of which Euro 10,000,000 ($12,100,000 as of April 8, 2004) was received in the form of a nine and one-half year note from the buyer, and $11,600,000 represented the assumption of certain debt by the buyer, with the balance paid in cash. Net cash proceeds from these transactions will primarily be used to pay down debt and to fund investments in our remaining parks, including the exercise of our option to purchase the minority interest in Six Flags Marine World. See Note 4.

        Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the consolidated financial statements have been reclassified for all periods presented to reflect the operations, assets and liabilities of the parks being sold as discontinued operations. The assets and liabilities of such operations have been classified as "Assets held for sale" and "Liabilities from discontinued operations," respectively, on the December 31, 2003 and 2002 consolidated balance sheets and consist of the following:

	December 31,
	2003	2002
Current assets	$39,908	$35,329
Property, plant and equipment, net	658,974	609,799
Other assets	71,807	70,569

Total assets held for sale	$770,689	$715,697

Current liabilities	$42,711	$35,218
Long term debt	11,997	13,880
Deferred tax liabilities	14,422	17,104

Total liabilities from discontinued operations	$69,130	$66,202

        The net loss from discontinued operations was classified on the consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 as "Discontinued Operations, net of taxes." Summarized results of discontinued operations are as follows:

	Year Ended December 31,
	2003	2002	2001
	(in thousands)
Operating revenue	$188,026	$183,185	$187,924
Income (loss) from discontinued operations before income taxes	$(4,227)	$10,305	$5,307
Income tax expense (benefit)	(4,572)	6,473	(6,815)

Net results of discontinued operations	$345	$3,832	$12,122

        See Note 1(i) related to the $61,054,000 of cumulative effect of change in accounting principle related to the sold European assets.

        Our long-term debt is at the consolidated level and is not reflected at each individual park. Thus, we have not allocated a portion of interest expense to the discontinued operations.

        On August 23, 2002, we acquired Jazzland (now Six Flags New Orleans), a theme park located outside New Orleans, for the assumption of $16,820,000 of pre-existing liabilities of the park and aggregate cash payments of $5,415,000. The prior owner of the park had sought protection under the federal bankruptcy laws. We agreed to invest in the park $25,000,000 over the three seasons commencing with 2003. This obligation has been satisfied. We lease, from the Industrial Development Board of the City of New Orleans, on a long-term basis, the land on which the park is located, together with most of the rides and attractions existing at the park on the acquisition date. Pursuant to this lease, the Industrial Development Board automatically acquires title to and becomes the owner of all rides, attractions and other leasehold improvements funded with our $25,000,000 investment or with other amounts we invest at the park, subject to all of the terms of the lease. We also own a separate

66-acre parcel available for complementary uses. There were no costs in excess of the fair value of the net assets acquired. The transaction was accounted for as a purchase.

        On May 2, 2001, we acquired substantially all of the assets of La Ronde, a theme park located in the City of Montreal for a cash purchase price of Can. $30,000,000 (approximately U.S. $19,600,000 at the exchange rate on such date). We have agreed to invest in the park Can. $90,000,000 (approximately U.S. $58,700,000 at that exchange rate) over four seasons commencing in 2002. We lease the land on which the park is located on a long-term basis. We funded the acquisition from a portion of the proceeds of the PIERS offering. See Note 9. Approximately U.S. $7,378,000 of costs in excess of the fair value of the net assets acquired were recorded as goodwill. The transaction was accounted for as a purchase.

        On February 9, 2001, we acquired substantially all of the assets used in the operation of Sea World of Ohio, a marine wildlife park located adjacent to the Company's Six Flags Ohio theme park, for a cash purchase price of $110,000,000. We funded the acquisition from a portion of the proceeds of the PIERS offering. See Note 9. Approximately $57,834,000 of costs in excess of the fair value of the net assets acquired were recorded as goodwill. The transaction was accounted for as a purchase.

        The 2002 and 2001 acquisitions did not materially impact our 2002 and 2001 results of operations. As such, no pro forma information has been presented.

(3)    Property and Equipment

        Property and equipment, at cost, are classified as follows:

	December 31,
	2003	2002
Land	$278,304,000	$278,245,000
Land improvements	343,209,000	330,264,000
Buildings and improvements	466,933,000	459,964,000
Rides and attractions	1,402,498,000	1,344,563,000
Equipment	317,135,000	296,144,000
Total	2,808,079,000	2,709,180,000
Less accumulated depreciation	718,059,000	576,906,000

	$2,090,020,000	$2,132,274,000

(4)    Minority Interest, Partnerships and Joint Ventures

        Minority interest represents the third parties' share of the assets of the four parks that are less than wholly-owned, Six Flags Over Texas, Six Flags Over Georgia (including Six Flags White Water Atlanta which is owned by the partnership that owns Six Flags Over Georgia) and Six Flags Marine World. Minority interest in earnings shown is reduced by depreciation and other non-operating expenses of $5,705,000, $6,223,000 and $6,275,000, respectively, for the years ended December 31, 2003, 2002 and 2001.

        In April 1997, we became manager of Marine World (subsequently renamed Six Flags Marine World), then a marine and exotic wildlife park located in Vallejo, California, pursuant to a contract with an agency of the City of Vallejo under which we are entitled to receive an annual base management fee of $250,000 and up to $250,000 annually in additional management fees based on park revenues. In November 1997, we exercised our option to lease approximately 40 acres of land within the site for nominal rent and an initial term of 55 years (plus four ten-year and one four-year renewal options). We have added theme park rides and attractions on the leased land, which is located within the existing park, in order to create one fully-integrated regional theme park at the site. We are entitled to receive, in addition to the management fee, 80% of the cash flow generated by the combined operations at the park, after combined operating expenses and debt service on outstanding third party debt obligations relating to the park. We also have an option through February 2007 to purchase the entire site at a purchase price equal to the greater of the then principal amount of the debt obligations of the seller (expected to aggregate $52,000,000) or the then fair market value of the seller's interest in the park (based on a formula relating to the seller's 20% share of Marine World's cash flow). We intend to exercise the option during 2004.

        See note 12 for a description of the partnership arrangements applicable to Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks).

(5)    Derivative Financial Instruments

        In February 2000, we entered into three interest rate swap agreements that effectively convert our $600,000,000 term loan component of the Credit Facility (see Note 6(b)) into a fixed rate obligation. The terms of the agreements, as subsequently extended, each of which has a notional amount of $200,000,000, began in March 2000 and expire from March 2005 to June 2005. Our term loan borrowings bear interest based upon LIBOR plus a fixed margin. Our interest rate swap arrangements were designed to "lock-in" the LIBOR component at rates, prior to a February 2001 amendment, ranging from 6.615% to 6.780% and, subsequent to that date and prior to March 6, 2003, 5.13% to 6.07% (with an average of 5.46%) and after March 6, 2003, 2.065% to 3.50% (with an average of 3.01%). The counterparties to these transactions are major financial institutions, which minimizes the credit risk.

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge for accounting purposes. The accounting for changes in the fair value of a derivative (that is gains and losses) depends on the intended use of the derivative and the resulting designation. We adopted the provisions of SFAS No. 133 as of January 1, 2001. As a result of the adoption, we recognized a liability of approximately $4,996,000 and recorded in other comprehensive income (loss) $3,098,000 (net of tax effect) as a cumulative effect of a change in accounting principle, which was being amortized into operations over the original term of the interest rate swap agreements. See Note 9(c).

        As of January 1, 2001, two of the three interest rate swap agreements contained "knock-out" provisions that did not meet the definition of a derivative instrument that could be designated as a hedge under SFAS No. 133. From January 1, 2001 to February 23, 2001, we recognized in other income (expense) a $3,200,000 expense related to the change in fair value of these two hedges. As of February 23, 2001, the interest rate swap agreements were amended and the knock-out provisions were removed. As of that date and through December 31, 2003, we have designated all of the interest rate swap agreements as cash-flow hedges.

        The Partnership Parks are also party to interest rate swap agreements with respect to an aggregate of $16,640,000 of indebtedness at December 31, 2003 and $23,139,000 at December 31, 2002.

        We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to forecasted transactions. We also assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

        Changes in the fair value of a derivative that is effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until operations are affected by the variability in cash flows of the designated hedged item. Changes in fair value of a derivative that is not designated as a hedge are recorded in operations on a current basis.

        During 2003, 2002 and 2001, there were no gains or losses reclassified into operations as a result of the discontinuance of hedge accounting treatment for any of our derivatives.

        By using derivative instruments to hedge exposures to changes in interest rates, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are placed with counterparties that we believe are minimal credit risks.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, commodity prices, or currency exchange rates. The market risk associated with interest rate swap agreements is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

        We do not hold or issue derivative instruments for trading purposes. Changes in the fair value of derivatives that are designated as hedges are reported on the consolidated balance sheet in "Accumulated other comprehensive income (loss)" (AOCL). These amounts are reclassified to interest expense when the forecasted transaction takes place.

        From February 2001 through December 2003, the critical terms, such as the index, settlement dates, and notional amounts, of the derivative instruments were substantially the same as the provisions of our hedged borrowings under the Credit Facility. As a result, no material ineffectiveness of the cash-flow hedges was recorded in the consolidated statements of operations.

        As of December 31, 2003, approximately $5,914,000 of net deferred losses on derivative instruments accumulated in AOCL are expected to be reclassified to operations during the next 12 months. No transactions and events are expected to occur over the next twelve months that will necessitate reclassifying these derivatives' losses to operations. The maximum term over which we are hedging exposures to the variability of cash flows for commodity price risk is 17 months.

(6)    Long-Term Debt

        At December 31, 2003 and 2002, long-term debt consists of:

	2003	2002
Long-term debt:
10% Senior Discount Notes due 2008(a)	$—	$391,451,000
Credit Facility(b)	600,000,000	615,000,000
9 3/4% Notes due 2007(c)	422,580,000	422,459,000
9 1/2% Senior Notes due 2009(d)	373,365,000	373,044,000
8 7/8% Senior Notes due 2010(e)	478,701,000	478,487,000
9 3/4% Senior Notes due 2013(f)	430,000,000	—
9 5/8% Senior Notes due 2014(g)	325,000,000	—
Other	44,759,000	59,275,000

	2,674,405,000	2,339,716,000
Less current and called portions	320,211,000	34,495,000

	$2,354,194,000	$2,305,221,000

(a)
On April 1, 1998, Holdings issued at a discount $410,000,000 principal amount at maturity ($391,451,000 carrying value as of December 31, 2002) of 10% Senior Discount Notes due 2008 (the Senior Discount Notes). In December 2002, we repurchased $9,000,000 principal amount of Senior Discount Notes. On April 9, 2003, we commenced a tender offer for all $401,000,000 outstanding Senior Discount Notes. On April 16, and May 8, 2003, we purchased an aggregate of $397,405,000 principal amount of Senior Discount Notes (99.1% of outstanding) pursuant to the tender offer. The balance of the Senior Discount Notes were redeemed on May 16, 2003. The tender offer price was funded by a portion of the proceeds of an offering by Holdings in April 2003 of $430,000,000 principal amount of 9 3/4% Senior Notes due 2013. See Note 6(f). The redemption price was funded by the balance of such proceeds, together with cash on hand. A gross loss of $27,592,000 due to the early purchase and redemption of the Senior Discount Notes, together with a related $10,484,000 tax benefit, was recognized in the second quarter of 2003.

(b)
On November 5, 1999, Six Flags Theme Parks Inc. (SFTP), a direct wholly owned subsidiary of Six Flags Operations Inc., our principal direct subsidiary, entered into the Credit Facility, which was amended and restated on July 8, 2002 and further amended on November 25, 2003. The Credit Facility includes a $300,000,000 five-year revolving credit facility (none of which was outstanding at December 31, 2003 and $15,000,000 was outstanding as of December 31, 2002), a $100,000,000 multicurrency reducing revolver facility (of which none was outstanding at December 31, 2003 or 2002) and a $600,000,000 six-year term loan ($600,000,000 of which was outstanding as of December 31, 2003 and 2002). Borrowings under the five-year revolving credit facility (US Revolver) must be repaid in full for thirty consecutive days each year. The interest rate on borrowings under the Credit Facility can be fixed for periods ranging from one to six months. At our option the interest rate is based upon specified levels in excess of the applicable base rate or LIBOR. At December 31, 2003, the weighted average interest rate for borrowings under the term loan was 5.51%. At December 31, 2002, the weighted average interest rates for borrowings under the US Revolver and term loan were 3.42% and 7.71%, respectively. The multicurrency facility permits optional prepayments and reborrowings and requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed the reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2004, 5.0% commencing on March 31, 2006, 7.5% commencing on March 31, 2007 and 18.75% commencing on March 31, 2008. This facility and the U.S. Revolver terminate on June 30, 2008. The term loan facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on September 30, 2004 and 24.0% commencing on September 30, 2008. The term loan matures on June 30, 2009, provided however, that the maturity of the term loan will be shortened to August 1, 2008 and December 31, 2008, respectively, if prior to such dates (i) we do not repay or refinance our 9 1/2% senior notes due 2009 (see 6(d)), or (ii) our outstanding preferred stock is not redeemed or converted into common stock. A commitment fee of .50% of the unused credit of the facility is due quarterly in arrears. The principal borrower under the facility is SFTP, and borrowings under the Credit Facility are guaranteed by Holdings, Six Flags Operations and all of Six Flags Operations' domestic subsidiaries and are secured by substantially all of Six Flags Operations' domestic assets and a pledge of Six Flags Operations capital stock. See Note 5 regarding interest rate hedging activities.

On November 25, 2003, we entered into an amendment to the Credit Facility pursuant to which we amended the covenants relating to the leverage ratio through 2005 and the fixed charge coverage ratio through June 30, 2007 in order to provide us with additional financial flexibility. In addition, pursuant to the amendment we are permitted to enter into fixed-to-floating rate debt swap agreements so long as our total floating rate debt does not exceed 50% of our total debt as of the swap date. In exchange for our lenders' consent to the amendment, we agreed to an increase of 0.25% in the interest rates we are charged on our borrowings under the Credit Facility.

On January 16, 2004, we completed a $130,000,000 increase of the term loan portion of the Credit Facility and used all of the proceeds of the additional loan to redeem the remaining balance of our 9 3/4% Senior Notes due 2007 then outstanding. See 6(c) below. In March 2004, we amended the term loan in order to permit the sales of the discontinued operations.

The Credit Facility contains restrictive covenants that, among other things, limit the ability of Six Flags Operations and its subsidiaries to dispose of assets; incur additional indebtedness or liens; repurchase stock; make investments; engage in mergers or consolidations; pay dividends (except that (i) dividends of up to $75,000,000 in the aggregate (of which $8,900,000 had been dividended prior to December 31, 2003) may be made from cash from operations in order to enable us to pay amounts in respect of any refinancing or repayment of Holdings' senior notes and (ii) subject to covenant compliance, dividends will be permitted to allow Holdings to meet cash interest obligations with respect to its Senior Notes, cash dividend payments on our PIERS and our obligations to the limited partners in Six Flags Over Georgia and Six Flags Over Texas) and engage in certain transactions with subsidiaries and affiliates. In addition, the Credit Facility requires that Six Flags Operations comply with certain specified financial ratios and tests.

(c)
On June 30, 1999, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2007 (the 2007 Senior Notes). In December 2002, we had repurchased $7,000,000 principal amount of the 2007 Senior Notes. In January 2004, we redeemed the 2007 Notes in full from the proceeds of the December 2003 issuance of our 9 5/8% Senior Notes due 2014 (see 6(g) below) and the proceeds of the $130.0 million increase in our term loan (see 6(b) above). A gross loss of $25,177,000 due to the redemption of the 1999 Notes, together with a related $9,567,000 tax benefit, will be recognized in the first quarter of 2004.

(d)
On February 2, 2001, Holdings issued $375,000,000 principal amount of 9 1/2% Senior Notes due 2009 (the 2009 Senior Notes). The 2009 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2009 Senior Notes require annual interest payments of approximately $35,625,000 (9 1/2% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2009. The 2009 Senior Notes are redeemable, at Holding's option, in whole or in part, at any time on or after February 1, 2005, at varying redemption prices beginning at 104.75% and reducing annually until maturity. The indenture under which the 2009 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2009 Senior Notes were used to repurchase senior notes of Six Flags Operations and to repay borrowings under the multicurrency revolving portion of the Credit Facility (see Note 6(b)). Through May 25, 2004, we had repurchased $11,950,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $826,000, together with a related tax benefit of $314,000, in the second quarter of 2004 relating to the repurchase.

The indenture under which the 2009 Senior Notes were issued limits our ability to dispose of assets; incur additional indebtedness or liens; pay dividends; engage in mergers or consolidations; and engage in certain transactions with affiliates.

(e)
On February 11, 2002, Holdings issued $480,000,000 principal amount of 8 7/8% Senior Notes due 2010 (the 2010 Senior Notes). The 2010 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Senior Notes of Holdings. The 2010 Senior Notes require annual interest payments of approximately $42,600,000 (8 7/8% per annum) and, except in the event of a change in control of Holdings and certain other circumstances, do not require any principal payments prior to their maturity in 2010. The 2010 Senior Notes are redeemable, at Holding's option, in whole or in part, at any time on or after February 1, 2006, at varying redemption prices beginning at 104.438% and reducing annually until maturity. The indenture under which the 2010 Senior Notes were issued contains covenants substantially similar to those relating to the other Senior Notes of Holdings. The net proceeds of the 2010 Senior Notes were used to fund the redemptions of senior notes of Holdings and Six Flags Operations. Through May 25, 2004, we had repurchased $28,934,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $780,000, together with a related tax benefit of $296,000, in the second quarter of 2004 relating to the repurchase.

(f)
On April 16, 2003, Holdings issued $430,000,000 principal amount of 9 3/4% Senior Notes due 2013 (the 2013 Senior Notes). The 2013 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2013 Senior Notes require annual interest payments of approximately $41,925,000 (9 3/4% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2013. The 2013 Senior Notes are redeemable, at Holdings' option, in whole or in part, at any time on or after April 15, 2008, at varying redemption prices beginning at 104.875% and reducing annually until maturity. The indenture under which the 2013 Senior Notes were issued contains covenants substantially similar to those relating to the other Holdings Senior Notes. All of the net proceeds of the 2013 Senior Notes were used to fund the tender offer and redemption of the Senior Discount Notes (see Note 6(a)). Through May 25, 2004, we had repurchased $26,000,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $1,475,000, together with a related tax benefit of $560,000, in the second quarter of 2004 relating to the repurchase.

(g)
On December 5, 2003, Holdings issued $325,000,000 principal amount of the 9 5/8% Senior Notes due 2014 (the 2014 Senior Notes). The 2014 Senior Notes are senior unsecured obligations of Holdings, are not guaranteed by subsidiaries and rank equal to the other Holdings Senior Notes. The 2014 Senior Notes require annual interest payments of approximately $31,281,000 (9 5/8% per annum) and, except in the event of a change in control of the Company and certain other circumstances, do not require any principal payments prior to their maturity in 2014. The 2014 Senior Notes are redeemable, at Holdings' option, in whole or in part, at any time on or after June 1, 2009, at varying redemption prices beginning at 104.813% and reducing annually until maturity. The indenture under which the 2014 Senior Notes were issued contains covenants substantially similar to those relating to the other Holdings Senior Notes. All of the net proceeds of the 2014 Senior Notes were used to redeem a portion of the 2007 Senior Notes (see Note 6(c)). Through May 25, 2004, we had repurchased $16,350,000 carrying amount of these notes from a portion of the proceeds from the sale of the discontinued operations. We will recognize a gross loss of $827,000, together with a related tax benefit of $314,000, in the second quarter of 2004 relating to the repurchase.

Annual maturities of long-term debt during the five years subsequent to December 31, 2003 and thereafter, are as follows:

2004	$320,211,000	*
2005	21,116,000
2006	11,361,000
2007	18,519,000
2008	349,869,000
Thereafter	1,953,329,000

	$2,674,405,000

*
Includes $301,200,000 of 2007 Senior Notes that had been called for redemption at December 31, 2003 and were redeemed in January 2004.

        The Credit Facility restricts the ability of Six Flags Operations to distribute assets to Holdings, and the indentures relating to Holdings' Senior Notes restrict the ability of Holdings to distribute assets to its shareholders. The Credit Facility restricts distributions by Six Flags Operations (i) up to $75,000,000 in the aggregate from cash from operations and (ii) to amounts required to pay interest on Holdings' Senior Notes, dividends on Holdings' outstanding preferred stock, required payments under the agreements relating to the Partnership Parks and certain tax and shared services arrangements. The amount available for distribution (other than permitted payments in respect to shared administrative and other corporate expenses and tax sharing payments) at December 31, 2003 by Holdings based upon the most restrictive applicable indenture limitation was $632,200,000.

(7)    Fair Value of Financial Instruments

        The following table and accompanying information present the carrying amounts and estimated fair values of our financial instruments at December 31, 2003 and 2002. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	Carrying Amount	2003 Fair Value	2002 Carrying Amount	Fair Value
Financial assets (liabilities):
Restricted-use investment securities*	$317,913,000	317,913,000	75,111,000	75,111,000
Long-term debt	(2,674,405,000)	(2,761,508,000)	(2,339,716,000)	(2,276,184,000)
Interest rate swap agreements (included in other long-term liabilities)	(13,110,000)	(13,110,000)	(19,079,000)	(19,079,000)
PIERS	(281,119,000)	(263,350,000)	(279,993,000)	(186,875,000)

*
Includes $301,200,000 of 2007 Senior Notes that had been called for redemption at December 31, 2003 and were redeemed in January 2004.

        The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  •
  The fair values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments.

  •
  Restricted-use investment securities: The fair values of debt securities (both available-for-sale and held-to-maturity investments) are based on quoted market prices at the reporting date for those or similar investments.

  •
  Long-term debt: The fair value of our long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to us for similar debt instruments of comparable maturities by our investment bankers or based upon quoted market prices.

  •
  Derivative financial instruments: The fair value of our derivative financial instruments is determined by the counterparty financial institution.

  •
  PIERS: The fair value of our mandatorily redeemable preferred stock is based upon quoted market prices.

        Income tax expense (benefit) allocated to continuing operations for 2003, 2002 and 2001 consists of the following:

	Current	Deferred	Total
2003:
U.S. federal	$—	(27,051,000)	(27,051,000)
Foreign	1,840,000	746,000	2,586,000
State and local	1,291,000	(5,390,000)	(4,099,000)

	$3,131,000	(31,695,000)	(28,564,000)

2002:
U.S. federal	$—	(21,161,000)	(21,161,000)
Foreign	1,312,000	1,156,000	2,468,000
State and local	648,000	(3,854,000)	(3,206,000)

	$1,960,000	(23,859,000)	(21,899,000)

2001:
U.S. federal	$—	(8,915,000)	(8,915,000)
Foreign	1,818,000	2,841,000	4,659,000
State and local	427,000	(1,778,000)	(1,351,000)

	$2,245,000	(7,852,000)	(5,607,000)

        Total tax benefit for 2003, 2002 and 2001 was $33,136,000, $15,426,000 and $12,422,000, respectively.

        Recorded income tax expense allocated to continuing operations differed from amounts computed by applying the U.S. federal income tax rate of 35% in 2003, 2002 and 2001 to loss before income taxes as follows:

	2003	2002	2001
Computed "expected" federal income tax expense (benefit)	$(31,718,000)	(24,631,000)	(26,541,000)
Amortization of goodwill	—	—	13,794,000
Nondeductible compensation	35,000	3,035,000	3,767,000
Other, net	2,752,000	700,000	(51,000)
Effect of foreign income taxes	3,113,000	1,145,000	4,329,000
Effect of state and local income taxes, net of federal tax benefit	(2,746,000)	(2,148,000)	(905,000)

	$(28,564,000)	(21,899,000)	(5,607,000)

        Substantially all of our future taxable temporary differences (deferred tax liabilities) relate to the different financial accounting and tax depreciation methods and periods for property and equipment. Our net operating loss carryforwards, alternative minimum tax credits, accrued insurance expenses, and deferred compensation amounts represent future income tax deductions (deferred tax assets). The tax effects of these temporary differences as of December 31, 2003, 2002 and 2001 are presented below:

	2003	2002	2001
Deferred tax assets before valuation allowance	$473,460,000	$420,844,000	$356,806,000
Less valuation allowance	1,196,000	1,196,000	1,196,000

Net deferred tax assets	472,264,000	419,648,000	355,610,000
Deferred tax liabilities	516,547,000	491,869,000	464,890,000

Net deferred tax liability	$44,283,000	$72,221,000	$109,280,000

        Our deferred tax liability results from the financial carrying amounts for property and equipment being substantially in excess of our tax basis in the corresponding assets. The majority of our property and equipment is depreciated over a 7-year period for tax reporting purposes and a longer 20-to-25 year period for financial purposes. The faster tax depreciation has resulted in tax losses which can be carried forward to future years to offset future taxable income. Because most of our depreciable assets' financial carrying amounts and tax basis difference will reverse before the expiration of our net operating loss carryforwards and taking into account our projections of future taxable income over the same period, management believes that we will more likely than not realize the benefits of these net future deductions.

        As of December 31, 2003, we have approximately $1,131,342,000 of net operating loss carryforwards available for U.S. federal income tax purposes which expire through 2020. Included are net operating loss carryforwards of $3,400,000 which are not expected to be utilized as a result of an ownership change that occurred on October 30, 1992. A valuation allowance for the pre-October 1992 net operating loss carryforwards has been established. Additionally at December 31, 2003, we had approximately $6,591,000 of alternative minimum tax credits which have no expiration date.

(9)    Preferred Stock, Common Stock and Other Stockholders' Equity

  (a) Preferred Stock

        We have authorized 5,000,000 shares of preferred stock, $1.00 par value per share. All shares of preferred stock rank senior and prior in right to all of our now or hereafter issued common stock with respect to dividend payments and distribution of assets upon our liquidation or dissolution. PIERS

        In January 2001, we issued 11,500,000 PIERS, for proceeds of $277,834,000, net of the underwriting discount and offering expenses of $9,666,000. We used a portion of the proceeds to acquire substantially all of the assets of the former Sea World of Ohio and La Ronde. See Note 2. Each PIERS represents one one-hundredth of a share of our 7 1/4% mandatorily redeemable preferred stock (an aggregate of 115,000 shares of preferred stock). The PIERS accrue cumulative dividends (payable, at our option, in cash or shares of common stock) at 7 1/4% per annum (approximately $20,844,000 per annum). Holders can voluntarily convert the PIERS into shares of common stock at any time prior to August 15, 2009.

        Prior to August 15, 2009, each of the PIERS is convertible at the option of the holder into 1.1990 common shares (equivalent to a conversion price of $20.85 per common share), subject to adjustment in certain circumstances (the Conversion Price). At any time on or after February 15, 2004 and at the then applicable conversion rate, we may cause the PIERS, in whole or in part, to be automatically converted if for 20 trading days within any period of 30 consecutive trading days, including the last day of such period, the closing price of our common stock exceeds 120% of the then prevailing Conversion Price. On August 15, 2009, the PIERS are mandatorily redeemable in cash equal to 100% of the liquidation preference (initially $25.00 per PIERS), plus any accrued and unpaid dividends.

  (b) Share Rights Plan

        On December 10, 1997, our board of directors authorized a share rights plan. The plan was subsequently amended on February 4, 1998. Under the plan, stockholders have one right for each share of common stock held. The rights become exercisable ten business days after (a) an announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our voting shares outstanding, or (b) the commencement or announcement of a person's or group's intention to commence a tender or exchange offer that could result in a person or group owning 15% or more of the voting shares outstanding.

        Each right entitles our holder (except a holder who is the acquiring person) to purchase 1/1000 of a share of a junior participating series of preferred stock designated to have economic and voting terms similar to those of one share of common stock for $250.00, subject to adjustment. In the event of certain merger or asset sale transactions with another party or transactions which would increase the equity ownership of a stockholder who then owned 15% or more of the voting shares of Six Flags, each right will entitle our holder to purchase securities of the merging or acquiring party with a value equal to twice the exercise price of the right.

        The rights, which have no voting power, expire in 2008. The rights may be redeemed by us for $.01 per right until the rights become exercisable.

  (c) Other Comprehensive Income (Loss)

        The accumulated balances for each classification of comprehensive income (loss) are as follows:

	Foreign Currency Items	Cash Flow Hedges	Additional Minimum Liability on Benefit Plan	Accumulated Other Comprehensive Income (Loss)
Balance, December 31, 2000	$(48,589,000)	—	—	(48,589,000)
Cumulative effect of change in accounting principle	—	(3,098,000)	—	(3,098,000)
Net current period change	(19,062,000)	(17,843,000)	—	(36,905,000)
Reclassification adjustments for losses reclassified into operations	—	6,726,000	—	6,726,000

Balance, December 31, 2001	(67,651,000)	(14,215,000)	—	(81,866,000)
Net current period change	43,518,000	(10,455,000)	(16,197,000)	16,866,000
Reclassification adjustments for losses reclassified into operations	—	13,727,000	—	13,727,000

Balance, December 31, 2002	(24,133,000)	(10,943,000)	(16,197,000)	(51,273,000)
Net current period change	78,868,000	(4,193,000)	2,928,000	77,603,000
Reclassification adjustments for losses reclassified into operations	—	8,337,000	—	8,337,000

Balance at December 31, 2003	$54,735,000	(6,799,000)	(13,269,000)	34,667,000

        The cash flow hedge and the additional minimum liability on benefit plan amounts presented above are reflected net of tax, calculated at a rate of approximately 38%.

(10)    Pension Benefits

        As part of the acquisition of the former Six Flags, we assumed the obligations related to the SFTP Defined Benefit Plan (the Plan). The Plan covered substantially all of SFTP's employees. During 1999 the Plan was amended to cover substantially all of our domestic full-time employees. The Plan permits normal retirement at age 65, with early retirement at ages 55 through 64 upon attainment of ten years of credited service. The early retirement benefit is reduced for benefits commencing before age 62. Plan benefits are calculated according to a benefit formula based on age, average compensation over the highest consecutive five-year period during the employee's last ten years of employment and years of service. Plan assets are invested primarily in common stock and mutual funds. The Plan does not have significant liabilities other than benefit obligations. Under our funding policy, contributions to the Plan are determined using the projected unit credit cost method. This funding policy meets the requirements under the Employee Retirement Income Security Act of 1974.

Benefit Obligations

        Change in benefit obligation

	2003	2002
Benefit obligation, January 1	$114,355,000	$98,568,000
Service cost	4,729,000	3,910,000
Interest cost	7,689,000	6,966,000
Actuarial loss (gain)	7,543,000	6,862,000
Benefits paid	(2,611,000)	(2,356,000)
Plan amendments	—	405,000

Benefit obligation, December 31	$131,705,000	$114,355,000

        The accumulated benefit obligation for the Plan at the end of 2003 and 2002 was $113,790,000 and $97,436,000, respectively.

        We use a measurement date of December 31 for our pension plan. Weighted average assumptions used to determine benefit obligations, December 31

	2003	2002
Discount rate	6.125%	6.500%
Rate of compensation increase	3.750%	4.000%
Change in Plan assets	2003	2002
Fair value of plan assets, January 1	$76,636,000	$82,980,000
Actual return on plan assets	14,869,000	(6,238,000)
Employer contribution	3,328,000	2,250,000
Benefits paid	(2,611,000)	(2,356,000)

Fair value of plan assets, December 31	$92,222,000	$76,636,000

        Employer contributions and benefits paid in the above table include only those amounts contributed directly to, or paid directly from, plan assets.

        The asset allocation for the Plan at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows. The fair value of Plan assets is $92,222,000 and $76,636,000 at the end of 2003 and 2002, respectively. The expected long term rate of return on these Plan assets was 9.00% in 2003 and 2002.

		Percentage of Plan Assets at December 31,
Asset category	Target Allocation for 2004
		2003	2002
Equity securities	60.0%	61.7%	58.5%
Fixed Income	38.5%	37.8%	40.9%
Short Term Investments	1.5%	0.5%	0.6%
Other	0.0%	0.0%	0.0%

Total	100.0%	100.0%	100.0%

Description of Investment Strategy

        The Committee is responsible for managing the investment of Plan assets and ensuring that the Plan's investment program is in compliance with all provisions of ERISA, other relevant legislation, related Plan documents and the Statement of Investment Policy. The Committee has retained several mutual funds, commingled funds and/or investment managers to manage Plan assets and implement the investment process. The investment managers, in implementing their investment processes, have the authority and responsibility to select appropriate investments in the asset classes specified by the terms of the applicable prospectus or other investment manager agreements with the Plan.

        The primary financial objective of the Plan is to secure participant retirement benefits. As such, the key objective in the Plan's financial management is to promote stability and, to the extent appropriate, growth in funded status. Other related and supporting financial objectives are also considered in conjunction with a comprehensive review of current and projected Plan financial requirements.

        The assets of the fund are invested to achieve the greatest reward for the Plan consistent with a prudent level of risk. The asset return objective is to achieve, as a minimum over time, the passively managed return earned by market index funds, weighted in the proportions outlined by the asset class exposures in the Plan's long-term target asset allocation. Funded Status The funded status of the Plan, reconciled to the amount on the statement of financial position at December 31 follows:

December 31	2003	2002
Fair value of Plan assets	$92,222,000	$76,636,000
Benefit obligation	(131,705,000)	(114,355,000)
Funded status	(39,483,000)	(37,719,000)
Amounts not yet recognized: Unrecognized net (gain) loss	39,316,000	43,042,000
Unrecognized prior service cost (benefit)	1,745,000	2,047,000
Unrecognized net transition obligation (asset)	—	—

Net amount recognized (included in deposits and other assets)	$1,578,000	$7,370,000

Prepaid benefit cost	$1,578,000	$7,370,000
Accrued benefit cost	—	—
Additional minimum liability	(23,146,000)	(28,170,000)
Intangible asset	1,745,000	2,046,000
Accumulated other comprehensive income	21,401,000	26,124,000

Net amount recognized (included in deposits and other assets)	$1,578,000	$7,370,000

        At December 31, 2003 and 2002 the projected benefit obligation, the accumulated benefit obligation and the fair value of Plan assets are as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets
	2003	2002	2003	2002
Projected benefit obligation	$131,705,000	$114,355,000	$131,705,000	$114,355,000
Accumulated benefit obligation	113,790,000	97,436,000	113,790,000	97,436,000
Fair value of Plan assets	92,222,000	76,636,000	92,222,000	76,636,000

        Expected Cash Flows Information about expected cash flows for the plan follows:

Employer Contributions for Fiscal Year 2004
2004 (expected) to plan trusts	$6,897,000
2004 (expected) to plan participants	—

Components of net periodic benefit cost

	Years Ended December 31,
	2003	2002	2001
Service cost	$4,729,000	$3,910,000	$3,745,000
Interest cost	7,689,000	6,966,000	6,739,000
Expected return on plan assets	(6,859,000)	(7,346,000)	(7,837,000)
Amortization of prior service cost (benefit)	301,000	301,000	260,000
Amortization of net actuarial loss (gain)	3,260,000	895,000	86,000
Amortization of transition obligation (asset)	—	—	—

Net periodic benefit cost	$9,120,000	$4,726,000	$2,993,000

Weighted-Average Assumptions Used to Determine Net Cost
Discount rate	6.500%	7.250%	7.500%
Rate of compensation increase	4.000%	4.250%	4.500%
Expected return on plan assets	9.000%	9.000%	9.000%

        The return on assets assumption was developed based on consideration of historical market returns, current market conditions, and the Plan's past experience. Estimates of future market returns by asset category are reflective of actual long-term historical returns.

        Overall, it was projected that the Plan could achieve a 9.00% net return over time based on a consistent application of the existing asset allocation strategy and a continuation of the Plan's policy of monitoring manager performance. Additional Information At December 31, 2003, the Plan's accumulated benefit obligation exceeded the fair value of Plan assets resulting in the Plan being underfunded by $21,568,000. As such, we recognized the difference between our recorded prepaid benefit cost and the underfunded status of the Plan as a liability of $23,146,000 and recorded in other comprehensive loss $13,269,000, net of tax effect of $8,132,000 as an additional minimum liability of the Plan. Additionally, we recognized an intangible asset of $1,745,000 which represents the previously unrecognized prior service cost of the Plan.

(11)    401(k) Plan

        We have a qualified, contributory 401(k) plan (the 401(k) Plan). All regular employees are eligible to participate in the 401(k) Plan if they have completed one full year of service and are at least 21 years old. We match 100% of the first 2% and 25% of the next 6% of salary contributions made by employees. The accounts of all participating employees are fully vested upon completion of four years of service. We recognized approximately $2,356,000, $2,183,000 and $2,015,000 of related expense in the years ended December 31, 2003, 2002 and 2001, respectively.

(12)    Commitments and Contingencies

        On April 1, 1998 we acquired all of the capital stock of Six Flags Entertainment Corporation for $976,000,000, paid in cash. In addition to our obligations under outstanding indebtedness and other securities issued or assumed in the Six Flags acquisition, we also guaranteed in connection therewith certain contractual obligations relating to the partnerships that own two Six Flags parks, Six Flags Over Texas and Six Flags Over Georgia (the Partnership Parks). Specifically, we guaranteed the obligations of the general partners of those partnerships to (i) make minimum annual distributions of approximately $52,200,000 (as of 2003 and subject to annual cost of living adjustments thereafter) to the limited partners in the Partnership Parks and (ii) make minimum capital expenditures at each of the Partnership Parks during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Partnership Parks is used to satisfy these requirements first, before any funds are required from us. We also guaranteed the obligation of our subsidiaries to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units outstanding as of the date of the agreements (the Partnership Agreements) that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Partnership Park equal to the greater of (i) a value derived by multiplying such park's weighted-average four-year EBITDA (as defined in the Partnership Agreements) by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250,000,000 in the case of the Georgia park and $374,800,000 in the case of the Texas park. Our obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2027 and 2028, respectively.

        As we purchase units relating to either Partnership Park, we are entitled to the minimum distribution and other distributions attributable to such units, unless we are then in default under the applicable agreements with our partners at such Partnership Park. On December 31, 2003, we owned approximately 25.3% and 37.5%, respectively, of the limited partnership units in the Georgia and Texas partnerships. The maximum unit purchase obligations for 2004 at both parks will aggregate approximately $184,400,000.

        We lease the sites of Wyandot Lake, Enchanted Village, Six Flags New Orleans, Six Flags Mexico, La Ronde and each of the two Waterworld/USA locations. We also lease a portion of the site of Six Flags Kentucky Kingdom and a small parcel near Six Flags New England. In certain cases rent is based upon percentage of the revenues earned by the applicable park. During 2003, 2002 and 2001, we recognized approximately $7,617,000, $6,407,000 and $5,176,000, respectively, of rental expense under these rent agreements.

        Total rental expense, including office space and park sites, was approximately $13,114,000, $12,639,000 and $11,606,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

        Future minimum obligations under noncancellable operating leases, including site leases, at December 31, 2003, are summarized as follows (in thousands):

Year Ending December 31,
2004	$8,380
2005	7,933
2006	7,449
2007	7,265
2008	7,083
2009 and thereafter	124,986

$163,096

        We are party to a license agreement (the U.S. License Agreement) pursuant to which we have the exclusive right on a long term basis to theme park use in the United States and Canada (excluding the Las Vegas, Nevada metropolitan area) of all animated, cartoon and comic book characters that Warner Bros. and DC Comics have the right to license for such use. Under the U.S. License Agreement, we pay an annual license fee of $2,500,000 through 2005. Thereafter, the license fee will be subject to periodic scheduled increases and will be payable on a per-theme park basis.

        In November 1999, we entered into license agreements (collectively the International License Agreement) pursuant to which we have the exclusive right on a long term basis to theme parks use in Europe, Central and South America of all animated, cartoon and comic book characters that Warner Bros., DC Comics and the Cartoon Network have the right to license for such use. Under the International License Agreement, the license fee is based on specified percentages of the gross revenues of the applicable parks. We have prepaid approximately $5.5 million of international license fees.

        We are the defendant in purported class action litigation pending in California Superior Court for Los Angeles County. The master complaint, Amendarez v. Six Flags Theme Parks, Inc., was filed on November 27, 2001, combining five previously filed complaints. The plaintiffs allege that security and other practices at our parks in Valencia, California, discriminate against visitors on the basis of race, color, ethnicity, national origin and/or physical appearance, and assert claims under California statutes and common law. On March 29, 2004, the parties executed a Settlement Agreement, which was preliminarily approved by the Court on April 21, 2004. Under the terms of the settlement, we are to pay $5,625,000 into a settlement fund, provide 7,000 free tickets to the Valencia park, and accept certain injunctive relief, in exchange for a complete, class-wide release of all claims within the scope of the master complaint. After a period in which putative class members may opt out of the settlement or object to its terms, a final approval hearing is scheduled to be held on August 5, 2004. If the settlement receives final approval, it is to become effective when the time for an appeal has expired or any appeals filed have been finally adjudicated. If the settlement is not finally approved and fully implemented, in the absence of a negotiated solution, the litigation is expected to resume. If the litigation resumes, we intend to continue vigorously defending the case. We cannot predict the outcome; however, we do not believe it will have a material adverse effect on our consolidated financial position, results of operations or liquidity. We have established a liability of approximately $3.2 million in respect of this matter and have received a payment of $1.5 million from one of the two applicable insurance companies. We have commenced legal action against the other insurer.

        On May 2, 2004, a fatality occurred on a roller coaster at Six Flags New England. The park is covered by our multi-layered general liability insurance coverage of up to $100.0 million per occurrence, with a $2.5 million self-insurance retention. Although we have not concluded our investigation into this incident, at this time we do not believe that the impact of this incident, including any resulting lawsuit, will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

        We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100,000,000 per occurrence. For incidents arising after November 15, 2003, our self-insured retention is $2,500,000 per occurrence ($2,000,000 per occurrence for the twelve months ended November 15, 2003 and $1,000,000 per occurrence for the twelve months ended on November 15, 2002) for our domestic parks and a nominal amount per occurrence for our international parks. Our self-insured retention after November 15, 2003 is $750,000 for workers compensation claims ($500,000 for the period from November 15, 2001—November 15, 2003). For most incidents prior to November 15, 2001, our policies did not provide for a self-insured retention. Based upon reported claims and an estimate for incurred, but not reported claims, we accrue a liability for our self-insured retention contingencies.

        We are party to various other legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to us and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, our estimate of the outcomes of such matters and our experience in contesting, litigating and settling similar matters. None of the actions are believed by management to involve amounts that would be material to our consolidated financial position, results of operations, or liquidity after consideration of recorded accruals.

(13)    Business Segments

        We manage our operations on an individual park location basis. Discrete financial information is maintained for each park and provided to our management for review and as a basis for decision-making. The primary performance measure used to allocate resources is earnings before interest, tax expense, depreciation, and amortization (EBITDA). All of our parks provide similar products and services through a similar process to the same class of customer through a consistent method. As such, we have only one reportable segment operation of theme parks. The following tables present segment financial information, a reconciliation of the primary segment performance measure to loss from continuing operations before income taxes. Park level expenses exclude all non-cash operating expenses, principally depreciation and amortization and all non-operating expenses.

	2003	2002	2001
	(In thousands)
Theme park revenues	$1,048,643	$1,059,095	$1,075,989
Theme park cash expenses	686,129	651,942	645,282
Aggregate park EBITDA	362,514	407,153	430,707
Minority interest in EBITDA	(41,702)	(42,983)	(45,331)
Corporate expenses	(28,237)	(29,627)	(26,792)
Non-cash compensation	(101)	(9,256)	(8,616)
Other income (expense)	(30,037)	(35,895)	(18,395)
Minority interest in earnings—depreciation and other expense	5,705	6,223	6,275
Depreciation and amortization	(145,453)	(137,881)	(189,845)
Interest expense	(215,239)	(231,337)	(230,472)
Interest income	1,928	3,228	6,638

Loss from continuing operations before income taxes	$(90,622)	$(70,375)	$(75,831)

        After giving effect to the discontinued operations, one of our parks is located in Mexico and one is located in Canada. The following information reflects our long-lived assets and revenue by domestic and foreign categories for 2003, 2002 and 2001.

	Domestic	Foreign	Total
	(In thousands)
2003:
Long-lived assets	$3,204,321	125,870	3,330,191
Revenues	986,071	62,572	1,048,643
2002:
Long-lived assets	$3,243,816	124,968	3,368,784
Revenues	997,418	61,677	1,059,095
2001:
Long-lived assets	$3,241,387	121,717	3,363,104
Revenues	1,018,105	57,884	1,075,989

        Long-lived assets include property and equipment and intangible assets.

(14)    Quarterly Financial Information (Unaudited)

        Following is a summary of the unaudited interim results of operations for the years ended December 31, 2003 and 2002:

	2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$43,862,000	361,372,000	545,192,000	98,217,000	1,048,643,000
Net income (loss) applicable to common stock	(115,598,000)	(17,761,000)	134,679,000	(85,003,000)	(83,683,000)
Net income (loss) per weighted average common share outstanding:
Basic	(1.25)	(0.19)	1.45	(0.92)	(0.90)
Diluted	(1.25)	(0.19)	1.32	(0.92)	(0.90)
	2002
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$55,053,000	376,519,000	538,558,000	88,965,000	1,059,095,000
Total revenue as reported
Net income (loss) applicable to common stock	(174,721,000)	(11,454,000)	134,170,000	(75,663,000)	(127,668,000)
Net income (loss) per weighted average common share outstanding:
Basic	(1.89)	(0.12)	1.45	(0.82)	(1.38)
Diluted	(1.89)	(0.12)	1.31	(0.82)	(1.38)

        We operate a seasonal business. In particular, our theme park operations contribute most of their annual revenue during the period from Memorial Day to Labor Day each year.

        As described in note 1, we adopted the provisions of SFAS 142 effective January 1, 2002 and recognized a $61,054,000 cumulative effect of a change in accounting principle. The change has been reflected in the results of the first quarter of 2002 above.

        As a result of adopting the provisions of FIN 46 in 2003, we have retroactively restated our consolidated financial statements. The amounts originally reported prior to adoption in the fourth quarter of 2003 are also included in the above table. Our net loss did not change as a result of adoption.

$195,000,000

Exchange Offer
for $195,000,000
9 5/8% Senior Notes due 2014

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TABLE OF CONTENTS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
NOTE ON COPYRIGHTS AND TRADEMARKS
SUMMARY
The Exchange Offer
The Company
Summary of the Terms of the Exchange Offer
Summary of the Terms of the Registered Notes
SUMMARY HISTORICAL FINANCIAL AND OTHER DATA
RISK FACTORS
Risk Factors Relating to Our Business
Risks Related to the Notes
THE EXCHANGE OFFER
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
RATIO OF EARNINGS TO FIXED CHARGES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DESCRIPTION OF OTHER INDEBTEDNESS AND PIERS
DESCRIPTION OF REGISTERED NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIX FLAGS, INC. Index to Consolidated Financial Statements
SIX FLAGS, INC. CONSOLIDATED BALANCE SHEETS
SIX FLAGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS Nine Months Ended September 30, 2004 and 2003
SIX FLAGS, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) Nine Months Ended September 30, 2004 and 2003
SIX FLAGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Nine Months Ended September 30, 2004 and 2003
SIX FLAGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
SIX FLAGS, INC. CONSOLIDATED BALANCE SHEETS December 31, 2003 and 2002
SIX FLAGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS Years Ended December 31, 2003, 2002 and 2001
SIX FLAGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years Ended December 31, 2003, 2002 and 2001
SIX FLAGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Years Ended December 31, 2003, 2002 and 2001